    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 9, 1996



                                                      REGISTRATION NO. 333-11289

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------
                          DELTA FINANCIAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                    6162                                   11-3336165
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                  IDENTIFICATION NUMBER)

                            ------------------------

                         1000 WOODBURY ROAD, SUITE 200
                         WOODBURY, NEW YORK 11797-9003
                                  516-364-8500
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 HUGH I. MILLER
                            CHIEF EXECUTIVE OFFICER
                          DELTA FINANCIAL CORPORATION
                         1000 WOODBURY ROAD, SUITE 200
                         WOODBURY, NEW YORK 11797-9003
                                  516-364-8500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------


                                   Copies to:

                   JAMES R. TANENBAUM, ESQ.                                      WILLIAM T. QUICKSILVER, ESQ.
                  STROOCK & STROOCK & LAVAN                                     MANATT, PHELPS & PHILLIPS LLP
                     SEVEN HANOVER SQUARE                                        11355 WEST OLYMPIC BOULEVARD
                NEW YORK, NEW YORK 10004-2696                                   LOS ANGELES, CALIFORNIA 90064

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------


     THIS REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OF DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          DELTA FINANCIAL CORPORATION
                             CROSS REFERENCE SHEET
                            PURSUANT TO ITEM 501(B)



                        ITEMS AND CAPTIONS                                     CAPTION OR LOCATION
                           IN FORM S-1                                            IN PROSPECTUS
      ------------------------------------------------------  ------------------------------------------------------

 1.   Forepart of Registration Statement and Outside Front
        Cover Page of Prospectus............................  Outside Front Cover Page

 2.   Inside Front and Outside Back Cover Pages of
        Prospectus..........................................  Inside Front and Outside Back Cover Pages

 3.   Summary Information, Risk Factors and Ratio of
        Earnings to Fixed Charges...........................  Prospectus Summary; Summary Financial Information;
                                                                Risk Factors; Selected Financial Data; Management's
                                                                Discussion and Analysis of Financial Condition and
                                                                Results of Operations

 4.   Use of Proceeds.......................................  Prospectus Summary; Use of Proceeds

 5.   Determination of Offering Price.......................  Outside Front Cover Page; Underwriting

 6.   Dilution..............................................  Dilution

 7.   Selling Security Holders..............................  Not Applicable

 8.   Plan of Distribution..................................  Outside Front Cover Page; Description of Capital
                                                                Stock; Underwriting

 9.   Description of Securities to be Registered............  Prospectus Summary; Capitalization; Description of
                                                                Capital Stock

10.   Interests of Named Experts and Counsel................  Not Applicable

11.   Information with Respect to Registrant................  Outside Front Cover Page; Prospectus Summary; Risk
                                                                Factors; Reorganization and Termination of S
                                                                Corporation Status; Capitalization; Dividend Policy;
                                                                Selected Financial Data; Management's Discussion and
                                                                Analysis of Financial Condition and Results of
                                                                Operations; Business; Management; Principal
                                                                Stockholders; Certain Relationships and Related
                                                                Party Transactions; Description of Capital Stock;
                                                                Legal Matters; Experts; Additional Information

12.   Disclosure of Commission Position on Indemnification
        for Securities Act Liabilities......................  Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED OCTOBER 9, 1996

PROSPECTUS
                                4,000,000 SHARES

                                              DELTA FINANCIAL CORPORATION

                                  COMMON STOCK

                            ------------------------

     All of the shares of common stock, par value $.01 per share (the 'Common Stock'), being offered hereby (the 'Offering') are being sold by Delta Financial Corporation ('Delta' or the 'Company'). See 'Underwriting.'


     Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $14.50 and $16.50 per share. See 'Underwriting' for a discussion of factors to be considered in determining the initial public offering price. The Company has been approved to list the Common Stock on the New York Stock Exchange (the 'NYSE') under the symbol 'DFC', subject to notice of issuance.



     At the request of the Company, the Underwriters have reserved up to 200,000 shares of Common Stock for sale at the initial public offering price to certain employees of the Company and certain other non-affiliated persons. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any such reserved shares which are not so purchased will be offered to the general public on the same basis as other shares offered hereby. See 'Underwriting.'

                            ------------------------

     SEE 'RISK FACTORS' BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES

          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.
                            ------------------------

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED
           THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE
                            CONTRARY IS UNLAWFUL.

[CAPTION]

-----------------------------------------------------------------------------------------------------------
                                                                  UNDERWRITING
                                          PRICE TO               DISCOUNTS AND              PROCEEDS TO
                                           PUBLIC                COMMISSIONS(1)            COMPANY(2)(3)
-----------------------------------------------------------------------------------------------------------
Per Share.......................             $                         $                         $
Total(3)........................             $                         $                         $
-----------------------------------------------------------------------------------------------------------

(1) See 'Underwriting' for information relating to indemnification of the Underwriters by the Company and the existing stockholders of the Company (the 'Existing Stockholders') and other matters.

(2) Before deducting expenses payable by the Company estimated to be $800,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 600,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to the Company will be $          ,
    $          and $          , respectively. See 'Underwriting.'
                            ------------------------
     The shares of Common Stock are offered subject to prior sale when, as and if delivered to and accepted by the Underwriters, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify said offer and to reject orders in whole or in part. It is expected that delivery of share certificates will be made in New York, New York, on or about
            , 1996.

NATWEST SECURITIES LIMITED
                              PRUDENTIAL SECURITIES INCORPORATED
                                                              PIPER JAFFRAY INC.

               THE DATE OF THIS PROSPECTUS IS              , 1996

Map of the eastern half of the continental United States indicating states in which the Company originates or purchases loans and the site of the Company's headquarters.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT

TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ------------------


     FOR UNITED KINGDOM PURCHASERS: The shares of Common Stock offered hereby or sold in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, whether as principal or agent (except in circumstances that do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995), and this Prospectus may only be issued or passed on to any person in the United Kingdom if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or a person to whom this Prospectus may otherwise lawfully be passed on.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Prospective investors should carefully consider the information set forth under 'Risk Factors' and the discussion of the anti-takeover provisions in place for the Company. See 'Description of Capital Stock--Certain Charter, Bylaw and Statutory Provisions.' Unless the context indicates otherwise, (a) all references herein to the 'Company' or 'Delta' refer to Delta Financial Corporation and its wholly-owned subsidiary, Delta Funding Corporation, (b) all references to the Company's or Delta's activities, results of operations or financial condition prior to the date of this Prospectus relate to the activities, results of operations or financial condition of Delta Funding Corporation, and (c) all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See 'The Company.'


                                  THE COMPANY

     Delta is a specialty consumer finance company that has engaged in originating, acquiring, selling and servicing home equity loans since 1982. Throughout its 14 years of operating history, Delta has focused on lending to individuals who generally have impaired or limited credit profiles or higher debt to income ratios and typically have substantial equity in their homes. The Company makes loans to these borrowers for such purposes as debt consolidation, home improvement, refinancing or education, and these loans are primarily secured by first mortgages on one- to four-family residential properties.



     Delta originates home equity loans through licensed mortgage brokers and other real estate professionals ('brokers') who submit loan applications on behalf of the borrower ('Brokered Loans'). Delta also purchases from approved mortgage bankers and financial institutions ('correspondents') loans that conform to Delta's underwriting guidelines ('Correspondent Loans'). During the 12 month period ended June 30, 1996, the Company has originated loans through 806 brokers and purchased loans from 186 correspondents. The Company believes that it has a competitive advantage in serving brokers and correspondents in the nonconforming home equity market that stems from its substantial experience in this sector and its emphasis on providing quality service that is prompt, responsive and consistent. The 19 members of the Company's senior management have an average of over 12 years of nonconforming mortgage loan experience, and more than one-quarter of the Company's employees have been with the Company for at least five years. Management believes this industry- and company-specific experience, coupled with the systems and programs it has developed over the past 14 years, enable the Company to provide quality services that include preliminary approval of most Brokered Loans and certain Correspondent Loans within one day, consistent application of its underwriting guidelines and funding or purchasing of loans within 14 to 21 days of preliminary approval. In addition, the Company seeks to establish and maintain productive relationships with its network of brokers and correspondents by servicing each one with a business development representative, a team of experienced underwriters and, in the case of Brokered Loans, a team of loan officers and processors assigned to specific brokers to process all applications submitted by such brokers.



     During its first 12 years of operation, Delta concentrated its efforts on serving brokers and correspondents primarily in New York, New Jersey and Pennsylvania. Commencing in 1995, the Company began to implement a program to expand its geographic focus into the New England, Mid-Atlantic and Midwest regions. The Company currently originates and purchases the majority of its loans in 21 states and the District of Columbia through a staff of 18 business development representatives who operate from the Company's main office in New York, its full service office in Atlanta, Georgia and from nine business development offices located in Michigan (2), Missouri, New Jersey, Ohio (2), Pennsylvania, Rhode Island and Virginia. The Company opened its full service office in Atlanta, Georgia in September 1996. Two members of Delta's senior management have relocated to this office which will concentrate on developing Delta's Mid-Atlantic and Southeast markets. As a consequence of its expansion into new markets, as well as its further penetration of existing markets, the Company increased its loan production substantially in 1995 and the first six months of 1996. Total loan originations and purchases increased from $119.7 million in 1994 to $287.8 million in 1995 and $244.1 million in the first six months of 1996. Of the total loan production during the first six months of 1996, 56% was originated through the Company's broker network and 44% was purchased from its correspondent network. See 'Business--Loans.'

     Since February 1991, Delta has sold $1.0 billion of its mortgage loans through 12 real estate mortgage investment conduit ('REMIC') securitizations. Each of these securitizations has been credit enhanced by an insurance policy provided through a monoline insurance company (an insurance company whose business is limited to writing financial guaranty insurance, principally in respect of asset-backed securities and municipal bonds) to receive ratings of Aaa from Moody's Investors Service, Inc. ('Moody's') and AAA from Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc. ('Standard & Poor's'). The Company has also sold $54.6 million of its mortgage loans to institutional purchasers on a wholesale basis without recourse since 1991. The Company sells loans through securitizations and on a whole loan basis to enhance its operating leverage and liquidity, to minimize financing costs and to reduce its exposure to fluctuations in interest rates.



     Since its inception, the Company has serviced substantially all of the loans it has originated and purchased, including all of those that it has subsequently sold through securitizations. Management believes that servicing this loan portfolio enhances certain operating efficiencies and provides an additional and profitable revenue stream that is less cyclical than the business of originating and purchasing loans. As of June 30, 1996, Delta had a servicing portfolio of $624.1 million of loans. See 'Business--Loans.'



     The Company has been profitable in each of its 14 years of operation. However, the Company's results of operations have improved significantly in recent periods as a result of increased loan production and the improved structure of its recent securitizations. During 1995 as compared to 1994, the Company's total revenues increased 66% from $21.8 million to $36.1 million and net earnings increased 130% from $2.0 million to $4.6 million. For the first six months of 1996, total revenues and earnings before extraordinary item were $30.3 million and $12.1 million, respectively, representing increases of 120% and 565%, respectively, over the results for the comparable six months of 1995. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'


     The Company's business strategy is to increase profitably the volume of its loan originations and purchases and the size of its servicing portfolio by (i) continuing to provide top quality service to its network of brokers and correspondents, (ii) maintaining its underwriting standards, (iii) penetrating further its established markets and recently entered markets and expanding into new geographic markets, (iv) broadening its product offerings, (v) continuing its investment in origination and servicing systems and (vi) strengthening its loan production capabilities through acquisitions. See 'Business--Business Strategy.'


     All of the Company's operations will be conducted through its wholly-owned subsidiary, Delta Funding Corporation, which was incorporated in New York in 1982. In August 1996, Delta Financial Corporation was incorporated in Delaware and prior to the date of this Prospectus, the stockholders of Delta Funding Corporation (the 'Existing Stockholders') will contribute their shares of common stock of Delta Funding Corporation to Delta Financial Corporation in exchange for all of the outstanding shares of Common Stock of Delta Financial Corporation (the 'Exchange'). From July 1, 1985 until the time of the Exchange, Delta Funding Corporation was treated and will be treated as an S corporation under Subchapter S (an 'S corporation') of the Internal Revenue Code of 1986, as amended (the 'Code'). Simultaneous with the Exchange, Delta Funding Corporation will cease to be treated as an S corporation. See 'Reorganization and Termination of S Corporation Status.'


     The principal executive offices of the Company are located at 1000 Woodbury Road, Suite 200, Woodbury, New York 11797, and its telephone number is (516) 364-8500.

                                  THE OFFERING


Common Stock offered......................  4,000,000 shares

Common Stock to be outstanding after the
  Offering(1).............................  14,653,000 shares

Use of Proceeds(2)........................  To fund a distribution of $23.4 million to the Existing Stockholders in connection with termination of Delta Funding Corporation's status as an S corporation and to repay amounts outstanding under one of the
                                            Company's warehouse lines (lines of credit used to finance, and secured by, a portion of the Company's inventory of mortgage loans).
                                            See 'Use of Proceeds.'

New York Stock Exchange Symbol............  'DFC'


------------------


(1) Excludes approximately 500,000 shares of Common Stock subject to options to be granted upon the commencement of the Offering at a per share exercise price equal to the initial public offering price. See 'Management's Discussion and Analysis of Financial Condition and Results of
    Operations--Liquidity and Capital Resources,' 'Management--Stock Option Plan' and 'Shares Eligible for Future Sale.'



(2) In the event that the Underwriters exercise their over-allotment option in full, the net proceeds to the Company from the sale of the 600,000 shares of Common Stock offered pursuant to the Underwriters' over-allotment option are estimated to be $8,649,000, after deducting the underwriting discount and estimated expenses and assuming a public offering price of $15.50 per share

    (the midpoint of the estimated range for the initial public offering price.) The entire amount of any net proceeds raised by the exercise of the Underwriters' over-allotment option will, in turn, be distributed to the Existing Shareholders as an Additional Dividend (as hereinafter defined) which was declared by Delta Funding Corporation and made expressly contingent upon, the exercise of the Underwriters' over-allotment option. See 'Reorganization and Termination of S Corporation Status.'

                         SUMMARY FINANCIAL INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    YEAR ENDED DECEMBER 31,                 SIX MONTHS ENDED JUNE 30,
                                      ---------------------------------------------------   -------------------------
                                       1991      1992      1993      1994       1995                 1995
                                      -------   -------   -------   -------   -----------   -------------------------
                                                                                                  (UNAUDITED)
INCOME STATEMENT DATA:
Revenues:
  Net gain on sale of mortgage loans
    and servicing rights............  $ 4,052   $ 4,757   $ 7,639   $ 6,661   $    15,383           $   5,335
  Interest..........................    4,747    13,402     9,156     9,839        13,588               5,362
  Servicing fees....................    1,460     1,892     2,101     2,183         2,856               1,240
  Other.............................    5,880     5,413     3,617     3,114         4,309               1,857
                                      -------   -------   -------   -------   -----------         -----------
    Total revenues..................  $16,139   $25,464   $22,513   $21,797   $    36,135           $  13,793
                                      -------   -------   -------   -------   -----------         -----------
    Total expenses..................  $14,383   $22,154   $18,853   $19,788   $    31,550           $  11,975
                                      -------   -------   -------   -------   -----------         -----------
Earnings before extraordinary
  item..............................    1,756     3,310     3,660     2,009         4,586               1,818
Extraordinary item..................       --        --        --        --            --                  --
                                      -------   -------   -------   -------   -----------         -----------
Net earnings........................  $ 1,756   $ 3,310   $ 3,660   $ 2,009   $     4,586           $   1,818
                                      -------   -------   -------   -------   -----------         -----------
                                      -------   -------   -------   -------   -----------         -----------
PRO FORMA INFORMATION:
Provision for pro forma income
  taxes(1)..........................  $   755   $ 1,423   $ 1,574   $   864   $     1,972           $     782
                                      -------   -------   -------   -------   -----------         -----------
Pro forma earnings before
  extraordinary item(1).............  $ 1,001   $ 1,887   $ 2,086   $ 1,145   $     2,614           $   1,036
                                      -------   -------   -------   -------   -----------         -----------
                                      -------   -------   -------   -------   -----------         -----------
PER SHARE DATA:
Pro forma earnings per share of
  common stock (1)(2)...............                                          $       .21
                                                                              -----------
                                                                              -----------

Pro forma weighted average number of
  shares outstanding(1)(2)..........                                           12,162,677
                                                                              -----------
                                                                              -----------


                                                1996
                                      -------------------------

INCOME STATEMENT DATA:
Revenues:
  Net gain on sale of mortgage loans
    and servicing rights............         $           17,800
  Interest..........................                      7,861
  Servicing fees....................                      2,325
  Other.............................                      2,345
                                      -------------------------
    Total revenues..................         $           30,331
                                      -------------------------
    Total expenses..................         $           18,238
                                      -------------------------
Earnings before extraordinary
  item..............................                     12,093
Extraordinary item..................                      3,168
                                      -------------------------
Net earnings........................         $           15,261
                                      -------------------------
                                      -------------------------
PRO FORMA INFORMATION:
Provision for pro forma income
  taxes(1)..........................         $            5,200
                                      -------------------------
Pro forma earnings before
  extraordinary item(1).............         $            6,893
                                      -------------------------
                                      -------------------------
PER SHARE DATA:
Pro forma earnings per share of
  common stock (1)(2)...............         $              .57
                                      -------------------------
                                      -------------------------
Pro forma weighted average number of
  shares outstanding(1)(2)..........                 12,162,677
                                      -------------------------
                                      -------------------------



                                                    JUNE 30, 1996

                                               ------------------------
                                                           PRO FORMA AS
                                                ACTUAL     ADJUSTED(3)
                                               --------    ------------
BALANCE SHEET DATA:
Loans held for sale.........................    $66,677      $ 66,677
Interest only and residual certificates.....     43,233        43,233
Capitalized mortgage servicing rights.......      6,674         6,674
Total assets................................    155,812       155,812
Warehouse financing and other borrowings....     83,251        49,791
Investor payable............................     13,599        13,599
Total liabilities...........................    111,078        80,548
Stockholders' equity........................     44,734        75,264


                                                 YEAR ENDED DECEMBER 31,                  SIX MONTHS ENDED JUNE 30,
                                   ----------------------------------------------------   -------------------------
                                     1991       1992       1993       1994       1995               1995
                                     ----       ----       ----       ----       ----               ----
                                                                                                 (UNAUDITED)
OPERATING DATA:
Loans originated or purchased:
  Brokered Loans.................  $ 78,394   $ 66,553   $ 76,220   $ 81,407   $175,738           $  64,250
  Correspondent Loans............     4,022     10,080     26,844     38,341    112,065              43,886
                                   --------   --------   --------   --------   --------         -----------
    Total........................    82,416     76,633    103,064    119,748    287,803             108,136
                                   --------   --------   --------   --------   --------         -----------
                                   --------   --------   --------   --------   --------         -----------
Average principal balance
  per loan:......................        43         51         60         67         74                  72
  Weighted average interest
    rate.........................      14.2%      13.5%      12.9%      12.1%      11.8%               12.3%
  Combined weighted average
    initial loan-to-value
    ratio........................      46.4%      47.8%      51.7%      55.2%      63.2%               60.9%
  Percent of loans secured by
    first mortgages..............      63.8%      71.5%      81.1%      88.0%      89.6%               88.8%


                                             1996
                                             ----
OPERATING DATA:
Loans originated or purchased:
  Brokered Loans.................          $ 135,621
  Correspondent Loans............            108,472
                                         -----------
    Total........................            244,093

                                         -----------
                                         -----------
Average principal balance
  per loan:......................                 79
  Weighted average interest
    rate.........................               11.3%
  Combined weighted average
    initial loan-to-value
    ratio........................               67.3%
  Percent of loans secured by
    first mortgages..............               94.4%

                                                 YEAR ENDED DECEMBER 31,                  SIX MONTHS ENDED JUNE 30,
                                   ----------------------------------------------------   -------------------------
                                     1991       1992       1993       1994       1995              1995
                                     ----       ----       ----       ----       ----              ----
                                                                                                 (UNAUDITED)
  Loan Sales:
    Loans sold through
      securitizations............  $142,955   $ 64,102   $ 88,943   $ 90,000   $229,998           $  79,998
  Whole loan sales...............       N/A      1,031      8,708     11,950     17,615               7,994
                                   --------   --------   --------   --------   --------         -----------
    Total........................   142,955     65,133     97,651    101,950    247,613              87,992
                                   --------   --------   --------   --------   --------         -----------
Total loans serviced.............   250,159    273,788    292,700    310,229    468,846             357,831
                                   --------   --------   --------   --------   --------         -----------
                                   --------   --------   --------   --------   --------         -----------

DELINQUENCY DATA:
Total delinquencies as a
  percentage of loans serviced
  (period end)(4)................     19.81%     19.96%     13.49%     11.44%     10.64%               8.35%
Defaults as a percentage of loans
  serviced (period end)(5).......      2.07%      3.76%      5.35%      7.32%      5.87%               6.64%
Net losses as a percentage of
  average loans serviced.........         0%      0.02%      0.03%      0.24%      0.66%               0.47%(6)


                                              1996
                                              ----
  Loan Sales:
    Loans sold through
      securitizations............          $ 225,000
  Whole loan sales...............             11,238

                                         -----------
    Total........................            236,238
                                         -----------
Total loans serviced.............            624,097
                                         -----------
                                         -----------
DELINQUENCY DATA:
Total delinquencies as a
  percentage of loans serviced
  (period end)(4)................               7.85%
Defaults as a percentage of loans
  serviced (period end)(5).......               5.32%
Net losses as a percentage of
  average loans serviced.........               0.54%(6)


------------------

(1) Prior to the Exchange, Delta Funding Corporation was treated and will be treated as an S corporation for federal and state income tax purposes. See 'Reorganization and Termination of S Corporation Status.' The pro forma presentation reflects the provision for income taxes as if Delta Funding Corporation had always been a C corporation at an assumed effective tax rate of 43%.



(2) Pro forma net income per share has been computed by dividing pro forma net income by the 10,653,000 shares of Common Stock of Delta Financial Corporation to be received by the Existing Stockholders in exchange for the shares of Delta Funding Corporation and the effect of the assumed issuance (at an assumed price of $15.50 per share, the midpoint of the estimated range of the initial public offering price) of 1,509,677 shares of Common Stock to generate sufficient cash to pay the Distribution Notes (as hereinafter defined) in the aggregate amount of $23.4 million. See 'Reorganization and Termination of S Corporation Status.'



(3) Adjusted to reflect (i) the conversion of Delta Funding Corporation from an S corporation to a C corporation and (ii) the sale of 4,000,000 shares of Common Stock offered hereby at an initial offering price of $15.50 per share (the midpoint of the estimated range of the initial public offering price) after deducting underwriting discounts and commissions and estimated expenses payable by the Company, and (iii) the application of the estimated net proceeds therefrom, including the payment of $23.4 million for the Distribution Notes issued to the Existing Stockholders in connection with the termination of Delta Funding Corporation's S corporation status and the payment of $33.5 million to reduce outstanding balances under one of the Company's warehouse facilities. Adjustments have not been made to account for the Additional Dividend payable to the Existing Stockholders in the event the over-allotment option is exercised. See 'Reorganization and Termination of S Corporation Status,' 'Use of Proceeds,' and

    'Capitalization.'


(4) Represents the percentages of account balances contractually past due 30 days or more, exclusive of home equity loans in foreclosure or real estate owned ('REO').

(5) Represents the percentages of account balances on loans in foreclosure or REO.

(6) Annualized.


                              RECENT DEVELOPMENTS



     For the three months ended September 30, 1996, the Company originated and purchased $171.0 million of loans, representing an increase of 117% over the comparable quarter in 1995 and 33% over the quarter ended June 30, 1996. This production increased the Company's servicing portfolio to $739.0 million as of September 30, 1996.



     On September 26, 1996, the Company completed a $180.0 million securitization. Certificates sold in this securitization were rated Aaa by Moody's and AAA by Standard & Poor's, and the securitization represents the twelfth REMIC securitization completed by the Company and increased the aggregate amount of mortgage loans sold by the Company through securitizations to $1.0 billion.


     THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN 'RISK FACTORS' AND IN 'MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION-- LIQUIDITY AND CAPITAL RESOURCES.'

                                  RISK FACTORS


     An investment in the Common Stock of the Company involves certain risks. Prospective investors should carefully consider the following risk factors, which constitute all the material risk factors, in addition to the other information contained in this Prospectus, in evaluating an investment in the Common Stock offered hereby.



CAPITAL NEEDS AND ACCESS TO CAPITAL MARKETS

     Negative Cash Flow. The Company has operated, and expects to continue to operate, on a negative cash flow basis due to increases in the volume of loan originations and purchases and due to the growth of its securitization program. In securitizations, the Company recognizes a gain on sale for the loans securitized upon the closing of the securitization and incurs associated taxes and expenses but does not receive the cash representing such gain until it receives the cash flows from the interest-only and residual certificates and from servicing of the loans, which is payable over the actual life of the loans securitized. For the six months ended June 30, 1996, the Company operated on a negative cash flow basis using $8.2 million more in operations than was generated. Currently, the Company's primary cash requirements include the funding of (i) mortgage originations and purchases pending their pooling and sale, (ii) the points and expenses paid in connection with the acquisition of correspondent loans, (iii) fees, expenses and tax payments incurred in connection with its securitization program, and (iv) ongoing administrative and other operating expenses. The Company funds these cash requirements primarily through warehouse and other financing facilities, securitizations and whole loan sales. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'

     Dependence on Securitizations. The Company relies significantly upon securitizations to generate cash proceeds for repayment of its warehouse facilities and to create availability to originate and purchase additional loans. Further, gains on sale of loans generated by the Company's securitizations represent a significant portion of the Company's revenues. Several factors affect the Company's ability to complete securitizations, including conditions in the securities markets generally, conditions in the asset-backed securities market specifically, the credit quality of the Company's portfolio of loans and the Company's ability to obtain credit enhancement. If the Company were unable to profitably securitize a sufficient number of loans in a particular financial reporting period, then the Company's revenue for such period would decline and could result in lower income or a loss for such period. In addition, unanticipated delays in closing the securitizations could increase the Company's interest rate risk by increasing the warehousing period for its loans.

     The Company has relied on credit enhancements provided by monoline insurance carriers to guarantee outstanding investor certificates in the related trusts to enable it to obtain an AAA/Aaa rating for such investor certificates. The Company has not attempted to structure a mortgage loan pool for sale through a securitization based solely on the internal credit enhancements of the pool or the Company's credit. Any substantial reductions in the size or availability of such insurance policies, or increases in the price charged by, or required level of protection to be provided to, the insurance companies issuing such policies, could have a material adverse effect on the Company's results of operations and financial condition. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources' and 'Business--Loan Sales.'


     Dependence on Warehouse and Residual Financing Sources. The Company funds substantially all of the loans which it purchases and originates through borrowings under warehouse financing facilities, through repurchase agreements and through internally generated funds. The Company's borrowings are in turn repaid with the proceeds received by the Company from selling such loans through securitizations or whole loan sales. The Company has relied upon a few lenders to provide the primary credit facilities for its loan originations and purchases; however, currently, management believes there are alternative sources for such credit facilities. Any failure to renew or obtain adequate funding under these warehouse financing facilities or other financing arrangements, or any substantial reduction in the size of or increase in the cost of such facilities, could have a material adverse effect on the Company's results of operations and financial condition. To the extent that the Company is not successful in maintaining or replacing existing financing, it would not be able to hold a large volume of loans pending securitization and therefore would have to curtail its loan production activities or sell loans either through whole loan sales or in smaller securitizations, thereby having a material adverse effect on the

Company's results of operations and financial condition. See 'Management's Discussion and Analysis of Financial Condition and Results of
Operations--Liquidity and Capital Resources.'


     The Company has relied upon residual financing agreements (credit facilities secured by interest-only and residual certificates) to fund the tax consequences of the recognition of the gains on sale when a securitization occurs and other working capital needs prior to receipt of any cash flow from the interest-only and residual certificates retained by the Company in its securitizations. The Company has no commitments for future residual financing, as such financings are typically obtained at the time of a securitization. If the Company is unable to maintain its existing residual financing agreements and to secure adequate funding or financing under additional residual financing arrangements, or there is any substantial increase in the cost of such facilities, it may be forced to either curtail its growth or to sell its loans through whole loan sales which would have an adverse effect on the Company's results of operations and financial condition.



     Need for Additional Financing. The Company anticipates that the net proceeds from the Offering, together with the funds available under the warehouse facilities and additional residual financing arrangements, will be sufficient to fund its operations for the next 12 months, if the Company's future operations are consistent with management's expectations. The Company may need to seek additional financing thereafter. The Company has no existing commitments for additional residual financing arrangements, as such financings are typically obtained at the time of a securitization, or for other additional financing. There can be no assurance that the Company will be able to obtain financing on a favorable or timely basis. The type, timing and terms of financing selected by the Company will depend upon the Company's cash needs, the availability of other financing sources and the prevailing conditions in the financial markets. Future financing will likely involve the issuance of equity securities which may result in further dilution to existing stockholders. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'


VALUATION AND POTENTIAL IMPAIRMENT OF INTEREST-ONLY AND RESIDUAL CERTIFICATES

     As a fundamental part of its business and financing strategy, the Company sells substantially all of its loans through securitizations. In a securitization, the Company sells loans that it has originated or purchased to a trust for a cash purchase price and an interest in the loans securitized. The cash purchase price is raised through an offering of pass-through certificates by the trust. Following the securitization, purchasers of the pass-through certificates receive the principal collected and the investor pass-through interest rate on the principal balance, while the Company receives the cash flows from the interest-only and residual certificates and servicing of the loans.

     Excess Servicing. The Excess Servicing represents, over the life of the loans, the excess of the weighted average coupon on each pool of loans sold over the sum of the pass-through interest rate plus a servicing fee, a trustee fee, a bond insurance fee and an estimate of annual future credit losses related to the loans ('Excess Servicing').

     The majority of the Company's gross income is recognized as gain on sale of loans, which represents the present value of the interest-only and residual certificates and servicing, less closing and underwriting costs. The Company recognizes such gain on sale of loans in the fiscal quarter in which such loans are sold, although cash is received by the Company over the life of the loans. Concurrent with recognizing such gain on sale, the Company records the capitalized Excess Servicing as an asset on its balance sheet, represented by interest-only and residual certificates.

     At June 30, 1996, the Company's balance sheet reflected interest-only and residual certificates of $43.2 million and these certificates are reduced as cash distributions are received from the trust holding the loans pooled and sold. Although management of the Company believes that it has made reasonable estimates, on a pool-by-pool basis, of the Excess Servicing likely to be realized, it should be recognized that assumptions utilized by the Company represent estimates. Actual experience may vary from these estimates. The cash flows are projected over the life of the interest-only and residual certificates using prepayment, default and interest rate assumptions that market participants would use for similar financial instruments, subject to prepayment, credit and interest rate risks. These cash flows are discounted using an interest rate that market participants would use for similar financial instruments. The fair valuation also includes considerations of loan type, size, date of origination, interest rate, term, collateral value and geographic location. If the Company's assumptions used in deriving the value of interest-only and residual certificates differ from the actual results, future cash flows and earnings could be negatively affected and the Company may be required to write down the value of its interest-only and residual certificates. Furthermore, there is no liquid market for interest-only and residual certificates. Therefore, no assurance can be given that all or any portion of the interest-only and residual certificates could be sold at any price, including at their stated value on the balance sheet, if at all. See '--Contingent Risks' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Accounting Considerations.'


CONTROL BY EXISTING STOCKHOLDERS



     Immediately after the Offering, the Existing Stockholders will beneficially own an aggregate of 72.7% of the outstanding shares of Common Stock. Giving full effect to the issuance of 500,000 options which will be granted upon consummation of the Offering, the Existing Stockholders will beneficially own an aggregate of 71.5% of the Company's outstanding shares of Common Stock. Accordingly, such persons, if they were to act in concert, would have majority control of the Company, with the ability to approve certain fundamental corporate transactions (including mergers, consolidations and sales of assets) and to elect all members of the Board of Directors. As long as the Millers are the controlling stockholders of the Company, third parties will not be able to gain control of the Company through purchases of Common Stock not beneficially-owned or otherwise controlled by the Millers. Accordingly, the price of the Common Stock offered hereby would not reflect any premium which may be attributable to such ability to exercise or obtain control over the Company. See
'--Effects of Certain Anti-Takeover Provisions,' 'Principal Stockholders' and 'Description of Capital Stock--Certain Charter, Bylaw and Statutory Provisions.'


ECONOMIC CONDITIONS

     General. The Company's business may be adversely affected by periods of economic slowdown or recession which may be accompanied by decreased demand for consumer credit and declining real estate values. In the mortgage business, any material decline in real estate values reduces the ability of borrowers to use the equity in their homes to support borrowings and increases the loan-to-value ratios of loans previously made by the Company, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. Delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions.

     Because of the Company's focus on credit-impaired borrowers in the home equity loan market, the actual rates of delinquencies, foreclosures and losses on such loans could be higher under adverse economic conditions than delinquencies, foreclosures and losses currently experienced in the mortgage lending industry in general. In addition, in an economic slowdown or recession, the Company's actual costs of servicing the loans may increase without an increase in the servicing fee paid to the Company under its securitizations. Any sustained period of increased delinquencies, foreclosures, losses or increased costs could adversely affect the Company's ability to sell, and could increase the cost of selling, loans through securitization or a whole loan basis, which could adversely affect the Company's financial condition and results of operations.

     Interest Rates. The Company's profitability may be directly affected by the levels of and fluctuations in interest rates, which affect the Company's ability to earn a spread between interest received on its loans and the costs of borrowing. The profitability of the Company is likely to be adversely affected during any period of unexpected or rapid changes in interest rates. For example, a substantial or sustained increase in interest rates could adversely affect the ability of the Company to purchase and originate loans and would reduce the value of loans that were originated prior to such increase. A significant decline in interest rates could decrease the size of the Company's loan servicing portfolio by increasing the level of loan prepayments. Additionally, to the extent Excess Servicing has been capitalized on the books of the Company, higher than anticipated rates of loan prepayments or losses could require the Company to write down the value of such Excess Servicing, adversely impacting earnings.

     Fluctuating interest rates also may affect the net interest income earned by the Company, resulting from the difference between the yield to the Company on fixed rate loans held pending sale and the interest paid by the Company for funds borrowed under the Company's warehouse financing facilities at variable rates. In addition, inverse or flattened interest yield curves could have an adverse impact on the profitability of the Company because the loans pooled and sold by the Company are priced upon long-term interest rates, while the senior interests in the related REMIC trusts are priced on the basis of intermediate rates. While the Company monitors the interest rate environment and currently employs a hedging strategy designed to mitigate the impact of changes in interest rates, there can be no assurance that the profitability of the Company would not be adversely affected during any period of changes in interest rates. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Hedging.'


ABILITY TO SUSTAIN GROWTH


     Since January 1, 1995, the Company has expanded into new geographic regions and substantially increased its volume of loans originated and purchased. In light of such growth, the historical performance of the Company's earnings may be of limited relevance in predicting future performance. Any credit or other problems associated with the large number of loans originated and purchased in the recent past would not become apparent until sometime in the future. The Company's continued growth and expansion will place additional pressures on the Company's personnel and systems. Any future growth may be limited by, among other things, the Company's need for continued funding sources, access to capital markets, ability to retain and attract qualified personnel, sensitivity to economic slowdowns, fluctuations in interest rates and competition from other consumer finance companies and from new market entrants. There can be no assurance that the Company will successfully obtain or apply the human, operational and financial resources needed to manage a developing and expanding business. Failure by the Company to manage its growth effectively, or to sustain its historical levels of performance in credit analysis and transaction structuring with respect to the increased loan origination and purchase volume, could have a material adverse effect on the Company's results of operations and financial condition. See 'Management's Discussion and Analysis of Financial Condition and Results of Operation' and 'Business-- Business Strategy.'


COMPETITION

     As a purchaser and originator of mortgage loans, the Company faces intense competition, primarily from mortgage banking companies, commercial banks, credit unions, savings and loans, credit card issuers and finance companies. Many of these competitors in the financial services business are substantially larger and have more capital and other resources than the Company. Competition can take many forms, including convenience in obtaining a loan, service, marketing and distribution channels and interest rates. Competition may be affected by fluctuations in interest rates and general economic conditions. During periods of rising rates, competitors which have 'locked in' low borrowing costs may have a competitive advantage. During periods of declining rates, competitors may solicit the Company's borrowers to refinance their loans. During economic slowdowns or recessions, the Company's borrowers may have new financial difficulties and may be receptive to offers by the Company's competitors. Furthermore, the current level of gains realized by the Company and its competitors on the sale of the type of loans purchased and originated is attracting additional competitors into this market with the effect of lowering the gains that may be realized by the Company on future loan sales. In addition, greater investor acceptance of securities backed by loans comparable to the Company's mortgage loans and greater availability of information regarding the prepayment and default experience of such loans creates greater efficiencies in the market for such securities. Such efficiencies may create a desire for even larger transactions giving companies with greater volumes of originations a competitive advantage. In addition, a more efficient market for such securities may lead certain investors to purchase securities backed by other types of assets where potential returns may be greater.

     Furthermore, certain large national finance companies and conforming mortgage originators have announced their intention to adapt their conforming origination programs and allocate resources to the origination of non-conforming loans. In addition, certain of these larger mortgage companies, commercial banks and savings and loans have begun to offer products similar to those offered by the Company, targeting customers similar to those of the Company. The entrance of these competitors into the Company's market could have a material adverse effect on the Company's results of operations and financial condition. See 'Business--Competition.'

DEPENDENCE ON BROKERS AND CORRESPONDENTS

     The Company depends on brokers and correspondents for its originations and purchases of new loans. None of these brokers or correspondents is contractually obligated to do business with the Company. Further, the Company's competitors also have relationships with the Company's brokers and correspondents and actively compete with the Company in its efforts to expand its broker and correspondent networks. Accordingly, there can be no assurance that the Company will be successful in maintaining its existing relationships or expanding its broker and correspondent networks.

     The Company originated and purchased loans in the twelve month period ended June 30, 1996 from a network of 806 brokers and 186 correspondents. However, the top 20 brokers and correspondents and the top broker accounted for approximately 48.7% and 12.6%, respectively, of the total volume of loans originated and purchased during the six months ended June 30, 1996. Accordingly, the loss of a significant number of any of these brokers or correspondents could have a material adverse impact on the volume of loan originations and purchases and a resulting material adverse effect on the Company's results of operations and financial condition. See 'Business--Loans.'

CONTINGENT RISKS


     Although the Company sells substantially all of the loans that it purchases and originates on a nonrecourse basis, the Company retains some degree of credit risk on all loans purchased or originated. During the period of time that loans are held pending sale, the Company is subject to the various business risks associated with lending, including the risk of borrower default, the risk of foreclosure and the risk that an increase in interest rates would result in a decline in the value of loans to potential purchasers. The Company's securitizations require the use of Excess Servicing to reduce the principal balances of the related investor certificates up to a specified amount. The resulting over-collateralization amounts serve as credit enhancement for the related trust and therefore are available to absorb losses realized on loans held by such trust. Although there is no direct recourse to the Company for losses on securitized loans, the use of the Excess Servicing to provide additional over-collateralization as a form of credit enhancement may reduce the value of residual and interest-only certificates carried on the Company's balance sheet. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.' In addition, agreements governing securitizations, including the Company's securitizations, require the seller to commit to repurchase or replace loans that do not conform to the representations and warranties made by the seller at the time of sale. When borrowers are delinquent in making monthly payments on loans included in a securitization, the Company is required to advance interest payments with respect to such delinquent loans to the extent that the Company deems such advances ultimately recoverable. These advances require funding from the Company's capital resources but have priority of repayment from the succeeding month's collections. As of June 30, 1996, such advances totaled $6.3 million.



     Prior to 1991, the Company combined mortgage loans into pools and sold these pools as well as individual mortgage loans directly to a network of commercial banks, savings and loans, insurance companies, pension funds and accredited investors. The Company generally sold these pools or individual loans with recourse whereby the Company is obligated to repurchase any loan which defaults and the related mortgaged property becomes an REO (real estate owned) property. This obligation is subject to various terms and conditions, including, in some instances, a time limit. At June 30, 1996, $22.9 million or 3.7% of the Company's $624.1 million servicing portfolio was subject to be repurchased in the future should such loans become REO properties.



     In the ordinary course of its business, the Company is subject to claims made against it by borrowers and private investors arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of employees, officers and agents of the Company (including its appraisers), incomplete documentation and failures by the Company to comply with various laws and regulations applicable to its business. The Company believes that the liability with respect to any currently asserted claims or legal actions is not likely to be material to the Company's results of operations or financial condition; however, any claims asserted in the future may result in legal expenses or liabilities which could have a material adverse effect on the Company's results of operations and financial condition.


CONCENTRATION OF OPERATIONS

     For the six months ended June 30, 1996, 91.9% of the aggregate principal balance of the mortgage loans purchased or originated by the Company were secured by properties located in 10 states, with New York and New Jersey accounting for 68.9% of those total originations and purchases. Although the Company continues to expand its mortgage origination network in other regions of the country, the Company's origination business is likely to remain concentrated in the Northeast for the foreseeable future. Consequently, the Company's results of operations and financial condition are dependent upon general trends in the economy and the residential real estate market in the Northeast. See 'Business--Loans.'

CREDIT-IMPAIRED BORROWERS

     The Company targets credit-impaired borrowers. Loans made to such borrowers generally entail a higher risk of delinquency and possibly higher losses than loans made to more creditworthy borrowers. No assurance can be given that the Company's underwriting policies and collection procedures will alleviate such risks. In the event that pools of loans warehoused, sold and serviced by the Company experience higher delinquencies, foreclosures or losses than anticipated, the Company's results of operations or financial condition would be adversely affected. See 'Business--Loans.'

LOSS OF SERVICING RIGHTS AND SUSPENSION OF FUTURE CASH FLOWS

     The Company's right to act as servicer under its securitizations can be terminated under certain circumstances by the trustee or insurer of a particular securitization. Such events include among other things: (i) failure by the

Company to pay when due any amount payable under the pooling and servicing agreement governing that securitization, (ii) failure of the Company to satisfy certain financial tests, including a minimum net worth test, and (iii) the loss and delinquency performance of the mortgage loans in the securitization exceeding certain levels. Under some of the Company's servicing agreements, a failure by the Miller family to continue to own, directly or indirectly, a majority of the Company's outstanding voting stock, may result in a termination event. Any termination of the Company's right to act as servicer under a securitization would materially and adversely affect its ability to engage in future securitizations which and would have a material adverse effect on the Company's results of operations and financial condition. See 'Business--Loans--Loan Servicing and Collections.'

LEGISLATIVE AND REGULATORY RISK

     Members of Congress and government officials from time to time have suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of the Company's loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantages of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for loans of the kind offered by the Company.

     The Company's business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. The Company's consumer lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), the Federal Equal Credit Opportunity Act and Regulation B, as amended ('ECOA'), the Fair Credit Reporting Act of 1994, as amended, the Federal Real Estate Settlement Procedures Act ('RESPA') and Regulation X, the Home Mortgage Disclosure Act and the Federal Debt Collection Practices Act, as well as other federal and state statutes and regulations affecting the Company's activities. The Company is also subject to the rules and regulations of, and examinations by, the Department of Housing and Urban Development ('HUD') and state regulatory authorities with respect to originating, processing, underwriting, selling and servicing loans. These rules and regulations, among other things, impose licensing obligations on the Company, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts.
Failure to comply with these requirements can lead to loss of approved status, termination or suspension of servicing contracts without compensation to the servicer, demands for indemnifications or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions. There can be no assurance that the Company will maintain compliance with these requirements in the future without additional expenses, or that more restrictive local, state or federal laws, rules and regulations will not be adopted that would make compliance more difficult for the Company. See 'Business--Regulation.'


DEPENDENCE ON KEY PERSONNEL



     The Company's growth and development to date has been largely dependent upon the services of Sidney Miller, Hugh Miller and other key members of management. Although the Company has been able to hire and retain other qualified and experienced management personnel, the loss of either Sidney Miller's or Hugh Miller's services for any reason could have a material adverse effect on the Company. The Company has entered into employment agreements with both persons, as well as with certain other members of senior management. See 'Management--Employment Agreements; Key-Man Life Insurance.'


ABSENCE OF PRIOR PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE


     Prior to the Offering, there has been no public market for the Common Stock. The Company has been approved to list the Common Stock on the NYSE, subject to notice of issuance. However, there can be no assurance that an active public trading market for the Common Stock will develop after the Offering or that, if developed, such market will be sustained. The public offering price of the Common Stock offered hereby was determined by negotiations among the Company and the representatives of the Underwriters (the 'Representatives') and may not be indicative of the price at which the Common Stock will trade after the Offering. See 'Underwriting.' Consequently, there can be no assurance that the market price for the Common Stock will not fall below the initial public offering price.



     The market price of the Common Stock may experience fluctuations unrelated to the operating performance of the Company. In particular, the price of the Common Stock may be affected by general market price movements as well as developments specifically related to the consumer finance industry such as, among other things, interest rate movements and delinquency trends. In addition, the Company's operating income on a quarterly basis is significantly dependent upon the Company's ability to access the securitization market and complete significant securitization transactions in a particular quarter. Failure to complete securitizations in a particular quarter may have a material adverse impact on the Company's results of operations for that quarter and could negatively affect the price of the Common Stock.



POSSIBLE ENVIRONMENTAL LIABILITIES




     In the ordinary course of its business, the Company from time to time forecloses on properties securing loans. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or chemical releases at such property and may be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and cleanup costs incurred by such parties in connection with the contamination. Such laws typically impose cleanup responsibility. Liability under such laws has been interpreted to be joint and several unless the harm is divisible, and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such property, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not the facility is owned or operated by such person. In addition, the owner or former owners of a contaminated site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from such property. See 'Business--Environmental Matters.'



DILUTION



     Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in net tangible book value per share of Common Stock of $10.36 per share, assuming an initial public offering price of $15.50 per share (the midpoint of the estimated range of the initial public offering price). In the event that the Underwriters exercise their option in full, resulting in an additional 600,000 shares of Common Stock being sold, purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in net tangible book value of Common Stock of $10.57 per share, assuming an initial public offering price of $15.50 per share (the midpoint of the estimated range of the initial public offering price). See 'Dilution.'



SHARES AVAILABLE FOR FUTURE SALE



     All of the currently outstanding shares of Common Stock are beneficially owned or otherwise controlled by Sidney Miller, Rona Miller or Hugh Miller, either directly or through grantor retained annuity trusts in accordance with
Section 2702(b)(1) of the Internal Revenue Code of 1986, as amended. Each grantor retained annuity trust is managed by a Miller family trustee acting in a fiduciary capacity and exercising sole dispositive authority over the trust. The 4,000,000 shares of Common Stock sold in the Offering will be freely tradeable by persons other than 'affiliates' of the Company, as that term is defined in Rule 144 ('Rule 144') under the Securities Act of 1933, as amended (the 'Securities Act'), without restriction under the Securities Act. After completion of the Offering, the Existing Stockholders will beneficially own or otherwise control an aggregate of 10,653,000 shares of the Common Stock. Each of the Existing Stockholders has agreed not to sell any shares beneficially owned by him or her, and not to permit any sales of any shares otherwise controlled by him or her, for 180 days following completion of the Offering without the prior written consent of the Representatives. However, upon expiration of these agreements, the Existing Stockholders will be free to sell any Common Stock held by them, subject to the rules and regulations promulgated under the Securities Act. Furthermore, the Company intends to register within 90 days of the date of the Offering approximately 2,200,000 shares of Common Stock reserved for issuance pursuant to the Company's stock option plan, including options to purchase 500,000 shares at the initial public offering price to be granted upon commencement of the Offering. Any future sales of a substantial number of shares of Common Stock, or the perception that such sales could occur, could have a material adverse effect on the prevailing market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See 'Shares Eligible for Future Sale' and 'Management--Stock Option Plan.'


HOLDING COMPANY STRUCTURE

     Delta Financial Corporation is a holding company which will conduct all its operations through its wholly-owned subsidiary, Delta Funding Corporation. Substantially all of the assets of Delta will be owned by Delta Funding Corporation. Therefore, Delta Financial Corporation's rights to participate in the assets of Delta Funding Corporation upon such subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that Delta may itself be a creditor with recognized claims against the subsidiary. In addition, dividends from Delta Funding Corporation are subject to certain contractual restrictions. See 'Dividend Policy.'

EFFECTS OF CERTAIN ANTI-TAKEOVER PROVISIONS


     Certain provisions of the Company's Certificate of Incorporation and Bylaws and the Delaware General Corporation Law could delay or frustrate the removal of incumbent directors and could make difficult a merger, tender offer or proxy contest involving the Company, even if such events could be viewed as beneficial by the Company's stockholders. For example, the Certificate of Incorporation requires a 70% supermajority vote of stockholders to amend certain provisions of the Bylaws pertaining to the calling of special meetings and the election and removal of directors. In addition, the Board of Directors has the ability to issue 'blank check' preferred stock without stockholder approval. Although the

Company does not currently plan to issue any preferred stock, the rights of the holders of Common Stock may be materially limited or qualified by the issuance of preferred stock. The Company is also subject to provisions of the Delaware General Corporation Law that prohibit a publicly held Delaware corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 15% or more of the corporation's outstanding voting shares (an 'interested stockholder') for three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. See 'Description of Capital Stock--Certain Charter, Bylaw and Statutory Provisions.'

             REORGANIZATION AND TERMINATION OF S CORPORATION STATUS


     From July 1, 1985 until the Exchange, Delta Funding Corporation was treated and will be treated for federal income tax purposes as an S corporation under Subchapter S of the Code, and was treated and will be treated as an S corporation for certain state corporate income tax purposes under certain comparable state laws. As a result, Delta Funding Corporation's historical earnings since July 1, 1985 have been taxed directly to Delta Funding Corporation's stockholders, at their individual federal and state income tax rates, rather than to Delta Funding Corporation. On the date of the Exchange, pursuant to the terms of a contribution agreement (the 'Contribution Agreement'), the Existing Stockholders will contribute their stock to Delta Financial Corporation, in exchange for 10,653,000 shares of Common Stock, which will constitute all of the outstanding stock of the Company. As a result of the Exchange, the Company and Delta Funding Corporation, which will become a wholly-owned subsidiary of the Company, will be fully subject to federal and state income taxes, and the Company will record a deferred tax liability on its balance sheet. The amount of the deferred tax liability to be recorded as of the date of termination of the S corporation status will depend upon timing differences between tax and book accounting relating principally to recognition of gains on sales of mortgage loans. If the S corporation status had been terminated as of June 30, 1996, the amount of the deferred tax liability would have been approximately $2.9 million. See 'Capitalization' and 'Selected Financial Data.'



     Since July 1, 1985, Delta Funding Corporation has paid approximately 15.7% of its earnings to the Existing Stockholders in the form of S corporation distributions (approximately $7.9 million was distributed from July 1, 1985 through June 30, 1996). Such distributions were paid to the Existing Stockholders as distributions of a portion of Delta Funding Corporation's earnings and to pay their taxes. Prior to the Exchange, Delta Funding Corporation will distribute notes payable (the 'Distribution Notes') to the Existing Stockholders in the aggregate principal amount of $23.4 million. The principal amount of the Distribution Notes represents the sum of approximately
(i) $11 million in taxes payable at the applicable statutory rate by the Existing Stockholders on the estimated net earnings of Delta Funding Corporation for the period from January 1, 1996 to September 30, 1996, and (ii) $12.4 million of previously earned and undistributed S corporation earnings. The Distribution Notes will be promissory notes bearing interest at the rate of 6.5%per annum. The Distribution Notes will be paid from the net proceeds of the Offering. In addition, prior to the Exchange, Delta Funding Corporation will declare a dividend (the 'Additional Dividend'), payable to the Existing Stockholders in a minimum amount of $30 and up to a maximum amount of $8,649,000 (the amount of the net proceeds to the Company, assuming an initial public offering price of $15.50, after deducting the underwriting discount and commissions, if the over-allotment option is exercised in full by the Underwriters). The Additional Dividend will equal the amount of net proceeds the Company receives from the exercise of the Underwriters' over-allotment option. The amount of the Additional Dividend which becomes payable shall bear a direct relation to the percentage of the Underwriters' over-allotment option exercised by them. The maximum amount of the Additional Dividend shall become payable only upon the exercise by the Underwriters of the entire over-allotment option.



     Prior to the Exchange, Delta Funding Corporation and the Existing Stockholders will enter into a tax indemnification agreement (the 'Tax Agreement') relating to their respective income tax liabilities. Because the Company will be fully subject to corporate income taxation after the termination of the Company's S corporation status, the reallocation of income and deduction between the period during which the Company was treated as an S corporation and the period during which the Company will be subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. Accordingly, the Tax Agreement is intended to assure that taxes are borne by the Company on the one hand and the Existing Stockholders on the other only to the extent that such parties received the related income. The Tax Agreement generally provides that, if an adjustment is made to the taxable income of the Company for a year in which it was treated as an S corporation, the Company will indemnify the Existing Stockholders and the Existing Stockholders will indemnify the Company against any increase in the indemnified party's income tax liability (including interest and penalties and related costs and expenses), with respect to any tax year to the extent such increase results in a related decrease in the income tax liability of the indemnifying party for that year. However, the Tax Agreement specifically provides that the Existing Stockholders will not be responsible for any portion of any deferred tax liability recorded on the balance sheet of the Company upon termination of the S corporation status. The Company will also indemnify the Existing Stockholders for all taxes imposed upon them as the result of their receipt of an indemnification payment under the Tax Agreement. Any payment made by the Company to the Existing Stockholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or state taxing authorities to be non-deductible by the Company for income tax purposes. Neither parties' obligations under the Tax Agreement are secured, and, as such, there can be no assurance that the Existing Stockholders or the Company will have funds available to make any payments which may become due under the Tax Agreement. See 'Certain Relationships and Related Party

Transactions--Transactions in Connection with the Formation.'


                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 4,000,000 shares of Common Stock offered hereby are estimated to be $56,860,000, after deducting the underwriting discount and estimated offering expenses and assuming a public offering price of $15.50 per share (the midpoint of the estimated range of the initial public offering price).



     The Company will first use $23.4 million of the net proceeds of the Offering to pay the Distribution Notes issued to the Existing Stockholders in connection with termination of Delta Funding Corporation's status as an S corporation. These Distribution Notes will be issued by the Company prior to the Exchange to distribute $11 million in taxes payable at the applicable statutory tax rate by the Existing Stockholders on the estimated net earnings of Delta Funding Corporation for the period from January 1, 1996 to September 30, 1996 and $12.4 million in previously earned and undistributed S corporation earnings. The Company will next use the net proceeds to pay down amounts outstanding on the Company's $200 million warehouse line of credit. The warehouse line of credit bears interest at a variable rate based on a fixed spread over LIBOR. See 'Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources.' Following payment of outstanding amounts on the warehouse line, any remaining proceeds will be used to fund future loan originations and purchases, to support securitization transactions and for general corporate purposes.



     If the Underwriters exercise the over-allotment option granted by the Company to purchase up to another 600,000 shares of Common Stock, the net proceeds to the Company from such sale would be approximately $8,649,000, after deducting the underwriting discounts and commissions, assuming full exercise of the option by the Underwriters. The Company will cause its wholly-owned subsidiary, Delta Funding Corporation, to use the net proceeds from the exercise of the over-allotment option to pay the Additional Dividend. The amount of the Additional Dividend paid to the Existing Stockholders shall bear a direct relation to the percentage of the option exercised by the Underwriters. See 'Reorganization and Termination of S Corporation Status' and 'Certain Relationships and Related Party Transactions--Transactions in Connection with the Formation.'


     Pending their ultimate application, the net proceeds of the Offering will be invested in short-term, investment grade, interest-bearing securities and deposit accounts.

                                 CAPITALIZATION



     The following table shows the capitalization of Delta Financial Corporation following the contribution of shares of Delta Funding Corporation held by the Existing Stockholders as described in 'Reorganization and Termination of S Corporation Status' and assumes consolidation of the financial results of Delta Financial Corporation and its wholly-owned subsidiary, Delta Funding Corporation. The table sets forth, as of June 30, 1996 (i) the capitalization of the Company (using the assumptions discussed above), (ii) the pro forma capitalization of the Company as adjusted to give effect to the conversion of the Company from an S corporation to a C corporation, together with Company's issuance of the Distribution Notes, and (iii) the pro forma capitalization of the Company as adjusted to give effect to the sale of the 4,000,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $15.50 per share, the midpoint of the estimated range of the initial public offering price) and the application of the estimated net proceeds therefrom, to pay the Distribution Notes and amounts outstanding under the Company's $200 million warehouse line. This table should be read in conjunction with the Company's financial statements and the notes thereto. See 'Reorganization and Termination of S Corporation Status' and 'Use of Proceeds.'



                                                                                          JUNE 30, 1996
                                                                               -----------------------------------
                                                                                             PRO        PRO FORMA
                                                                                ACTUAL     FORMA(1)    AS ADJUSTED
                                                                               --------    --------    -----------
                                                                                     (DOLLARS IN THOUSANDS)
DEBT:
Warehouse financing and other borrowings....................................   $ 83,251    $ 83,251     $  49,791
Bank payable................................................................      6,524       6,524         6,524
Distribution Notes..........................................................         --      23,400            --
                                                                               --------    --------    -----------
  Total Debt................................................................   $ 89,775    $113,175     $  56,315
                                                                               --------    --------    -----------
                                                                               --------    --------    -----------

STOCKHOLDERS' EQUITY:
Common Stock, $.01 par value; 49,000,000 shares authorized; 10,653,000 shares outstanding, actual and pro forma, and 14,653,000 shares
  outstanding pro forma as adjusted(2)......................................   $    107    $    107     $     147
Preferred Stock, $.01 par value; 1,000,000 shares authorized;
  no shares outstanding.....................................................         --          --            --
Additional paid-in capital..................................................      3,225       3,225        60,045
Retained earnings(3)........................................................     41,402      15,072        15,072
                                                                               --------    --------    -----------
     Total stockholders' equity                                                  44,734      18,404        75,264
                                                                               --------    --------    -----------
       Total capitalization.................................................   $134,509    $131,579     $ 131,579
                                                                               --------    --------    -----------

                                                                               --------    --------    -----------


------------------

(1) Gives pro forma effect to (i) a distribution to the Existing Stockholders in the form of the Distribution Notes in the aggregate face amount of $23.4 million made prior to the date of the Exchange, and (ii) the creation of a deferred tax liability in the amount of $2.9 million arising in connection with Delta Funding Corporation's termination of its S corporation status. See 'Reorganization and Termination of S Corporation Status,' and 'Use of Proceeds.'



(2) Excludes 500,000 shares of Common Stock subject to options to be granted upon commencement of the Offering under the Company's 1996 Stock Option Plan. See 'Management--Stock Option Plan.'



(3) No adjustment has been made to give effect to the Company's net earnings for the period from July 1, 1996 through September 30, 1996, which earnings were included in the calculation of the portion of the Distribution Notes related to taxes payable by the Existing Stockholders. See 'Reorganization and Termination of S Corporation Status.'

                                DIVIDEND POLICY

     The Company has no present intention to pay cash dividends after the Offering. Any determination in the future to pay dividends will depend on the Company's financial condition, capital requirements, results of operations, contractual limitations and any other factors deemed relevant by the Board of Directors. For a discussion of distributions paid by the Company prior to the Offering, see 'Reorganization and Termination of S Corporation Status.'

                                    DILUTION


     The net tangible book value of the Common Stock as of June 30, 1996 was $44.7 million, or $4.20 per share of Common Stock. Net tangible book value per share represents the amount of the Company's stockholders' equity, less intangible assets, divided by the number of shares of Common Stock outstanding. Dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering made hereby and the pro forma net tangible book value per share of Common Stock immediately after completion of the Offering. After (i) giving effect to the sale of 4,000,000 of the shares of Common Stock offered hereby by the Company at an assumed public offering price of $15.50 per share (the midpoint of the estimated range of the initial public offering price), (ii) deducting the underwriting discount and estimated offering expenses payable by the Company, (iii) the S corporation distribution to the Existing Stockholders of an aggregate of $23.4 million in payment of the Distribution Notes and, (iv) the creation of a deferred tax liability in the amount of $2.9 million arising in connection with Delta Funding Corporation's termination of its S corporation status, the pro forma net tangible book value of the Company as of June 30, 1996 would have been $75.3 million, or $5.14 per share. This represents an immediate increase in pro forma net tangible book value to the Existing Stockholders of $0.94 and an immediate dilution of $10.36 to new public investors purchasing Common Stock in the Offering, as illustrated in the following table:



Assumed initial public offering price per share.........................................      $ 15.50
                                                                                           -------------
  Net tangible book value per share at June 30, 1996....................................         4.20
  Decrease attributable to Distribution Notes...........................................        (2.20)
  Decrease due to deferred tax liability................................................        (0.28)
  Increase in tangible book value per share attributable to new public investors........         3.41
                                                                                           -------------
Pro forma net tangible book value per share after the Offering..........................         5.14
                                                                                           -------------
Dilution per share to new public investors..............................................        10.36
                                                                                           -------------
                                                                                           -------------



     In the event the over-allotment option is exercised by the Underwriters, the net proceeds received by the Company will be paid to the Existing Stockholders pursuant to the Additional Dividend. See 'Reorganization and Termination of S Corporation Status.' In such event, the number of shares of Common Stock outstanding will increase, but the stockholders' equity of the Company will not increase. Accordingly, if the Underwriters exercise their over-allotment option in full, purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in net tangible book value of Common Stock of $10.57 per share; assuming an initial public offering price of $15.50 per share (the midpoint of the estimated range of the initial public offering price).


     The following table sets forth on a pro forma basis as of June 30, 1996 the difference between Existing Stockholders and the purchasers of shares in the Offering with respect to the number of shares purchased from the Company, the total consideration paid and the average price paid per share:


                                             SHARES PURCHASED        TOTAL CONSIDERATION
                                           ---------------------    ----------------------    AVERAGE PRICE

                                             NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                                           ----------    -------    -----------    -------    -------------
Existing Stockholders...................   10,653,000      72.7%    $18,404,000      22.9%       $  1.73
New public investors....................    4,000,000      27.3%     62,000,000      77.1%       $ 15.50
                                           ----------    -------    -----------    -------
  Total.................................   14,653,000     100.0%    $80,404,000     100.0%
                                           ----------    -------    -----------    -------
                                           ----------    -------    -----------    -------



     The information and tables above exclude the effect of 500,000 shares of Common Stock subject to options to be granted upon commencement of the Offering at the initial public offering price. The calculations also assume no exercise of the Underwriters' over-allotment option, except where specifically noted above.

                            SELECTED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following table sets forth historical selected financial and operating data of the Company as of (i) December 31, 1991, 1992, 1993, 1994 and 1995 and for each of the years in the five year period ended December 31, 1995, and (ii) June 30, 1995 (unaudited) and 1996 and for the six month periods then ended.



     The following selected income statement data for the years ended December 31, 1993, 1994 and 1995 and for the six months ended June 30, 1996 and the balance sheet data as of December 31, 1994 and 1995 and June 30, 1996 are derived from the Company's audited financial statements and notes thereto included elsewhere herein audited by KPMG Peat Marwick LLP, independent public accountants, as set forth in their report also included elsewhere herein. The selected income statement data for the years ended December 31, 1991 and 1992 and the balance sheet data as of December 31, 1991, 1992 and 1993 are derived from the Company's audited financial statements not included herein. The unaudited selected income statement data for the six month period ended June 30, 1995 are derived from the unaudited financial statements of the Company prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the Company's financial position and results of operations. The results of operations for any interim period are not necessarily indicative of results to be expected for the full year.


     The information set forth below should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and all of the financial statements and the notes thereto and other financial information included elsewhere in this Prospectus.


                                                                                                  SIX MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                         JUNE 30,
                                        ---------------------------------------------------   -------------------------
                                         1991      1992      1993      1994        1995          1995       1996
                                         ----      ----      ----      ----        ----          ----       ----
                                                                                              (UNAUDITED)
INCOME STATEMENT DATA:
  Revenues:
    Net gain on sale of mortgage loans
      and servicing rights............  $ 4,052   $ 4,757   $ 7,639   $ 6,661   $    15,383     $ 5,335     $    17,800
    Interest..........................    4,747    13,402     9,156     9,839        13,588       5,362           7,861
    Servicing fees....................    1,460     1,892     2,101     2,183         2,856       1,240           2,325
    Other.............................    5,880     5,413     3,617     3,114         4,309       1,857           2,345
                                        -------   -------   -------   -------   -----------   -----------   -----------
         Total revenues...............  $16,139   $25,464   $22,513   $21,797   $    36,135     $13,793     $    30,331

                                        -------   -------   -------   -------   -----------   -----------   -----------
  Expenses:
    Payroll and related costs.........  $ 5,093   $10,713   $ 9,268   $ 8,815   $    12,876     $ 4,358     $     6,685
    Interest expense..................    3,664     4,536     2,915     3,735         7,964       3,470           5,922
    General and administrative........    5,626     6,905     6,670     7,238        10,710       4,147           5,631
                                        -------   -------   -------   -------   -----------   -----------   -----------
         Total expenses...............  $14,383   $22,154   $18,853   $19,788   $    31,550     $11,975     $    18,238
                                        -------   -------   -------   -------   -----------   -----------   -----------
    Earnings before extraordinary
      item............................  $ 1,756   $ 3,310   $ 3,660   $ 2,009   $     4,586     $ 1,818     $    12,093
    Extraordinary item................       --        --        --        --            --          --           3,168
                                        -------   -------   -------   -------   -----------   -----------   -----------
    Net earnings......................  $ 1,756   $ 3,310   $ 3,660   $ 2,009   $     4,586     $ 1,818     $    15,261
                                        -------   -------   -------   -------   -----------   -----------   -----------
                                        -------   -------   -------   -------   -----------   -----------   -----------
  Pro Forma Information:
    Provision for pro forma income
      taxes(1)........................  $   755   $ 1,423   $ 1,574   $   864   $     1,972     $   782     $     5,200
                                        -------   -------   -------   -------   -----------   -----------   -----------
    Pro forma earnings before
      extraordinary item(1)...........  $ 1,001   $ 1,887   $ 2,086   $ 1,145   $     2,614     $ 1,036     $     6,893
                                        -------   -------   -------   -------   -----------   -----------   -----------
                                        -------   -------   -------   -------   -----------   -----------   -----------

PER SHARE DATA:
    Pro forma earnings per share of
      common stock(1)(2)..............                                          $       .21                 $       .57
                                                                                -----------                 -----------
                                                                                -----------                 -----------
    Pro forma weighted average number
      of shares outstanding(1)(2).....                                           12,162,677                  12,162,677
                                                                                -----------                 -----------
                                                                                -----------                 -----------

                                                            DECEMBER 31,                                JUNE 30,
                                           -----------------------------------------------   ------------------------------
                                            1991      1992      1993      1994      1995        1996              1996
                                            ----      ----      ----      ----      ----        ----              ----
                                                                                              (ACTUAL)        (PRO FORMA AS
                                                                                                              ADJUSTED) (3)
BALANCE SHEET DATA:
    Loans held for sale..................  $44,339   $47,079   $41,703   $48,833   $63,816     $66,677           $66,677
    Interest only and residual
      certificates.......................       --        --     2,204     7,514    25,310      43,233            43,233
    Capitalized mortgage servicing

      rights.............................    3,570     5,705     3,491     2,421     3,831       6,674             6,674
    Total assets.........................   82,093    80,775    81,143    98,589   139,612     155,812           155,812
                                           -------   -------   -------   -------   -------   -----------      -------------
    Warehouse financing and other
      borrowings.........................  $45,813   $42,659   $36,780   $52,491   $82,756     $83,251           $49,791
    Investor payable.....................    4,279     4,959     8,687    11,091    14,272      13,599            13,599
    Total liabilities....................   59,867    54,891    52,793    70,425   109,779     111,078            80,548
                                           -------   -------   -------   -------   -------   -----------      -------------
    Stockholders' equity.................  $22,226   $25,884   $28,350   $28,164   $29,833     $44,734           $75,264
                                           -------   -------   -------   -------   -------   -----------      -------------
                                           -------   -------   -------   -------   -------   -----------      -------------



                                                                                                   SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                           JUNE 30,
                                     --------------------------------------------------------    --------------------
                                       1991        1992        1993        1994        1995        1995        1996
                                       ----        ----        ----        ----        ----        ----        ----
OPERATING DATA:
  Loans originated or purchased:
    Brokered Loans................   $ 78,394    $ 66,553    $ 76,220    $ 81,407    $175,738    $ 64,250    $135,621
    Correspondent Loans                 4,022      10,080      26,844      38,341     112,065      43,886     108,472
                                     --------    --------    --------    --------    --------    --------    --------
         Total....................   $ 82,416    $ 76,633    $103,064    $119,748    $287,803    $108,136    $244,093
                                     --------    --------    --------    --------    --------    --------    --------
                                     --------    --------    --------    --------    --------    --------    --------
  Average principal balance per
    loan..........................         43          51          60          67          74          72          79
  Weighted average interest
    rate..........................       14.2%       13.5%       12.9%       12.1%       11.8%       12.3%       11.3%
  Combined weighted average
    initial loan-to-value ratio...       46.4%       47.8%       51.7%       55.2%       63.2%       60.9%       67.3%
  Percent of loans secured by
    first mortgages...............       63.8%       71.5%       81.1%       88.0%       89.6%       88.8%       94.4%
  Loan Sales:
    Loans sold through
      securitizations ............   $142,955    $ 64,102    $ 88,943    $ 90,000    $229,998    $ 79,998    $225,000
    Whole loan sales..............        N/A       1,031       8,708      11,950      17,615       7,994      11,238
                                     --------    --------    --------    --------    --------    --------    --------
         Total....................   $142,955    $ 65,133    $ 97,651    $101,950    $247,613    $ 87,992    $236,238
                                     --------    --------    --------    --------    --------    --------    --------
  Total loans serviced............   $250,159    $273,788    $292,700    $310,229    $468,846    $357,831    $624,097
                                     --------    --------    --------    --------    --------    --------    --------
                                     --------    --------    --------    --------    --------    --------    --------

DELINQUENCY DATA:
  Total delinquencies as a
    percentage of loans serviced
    (period end)(4) ..............      19.81%      19.96%      13.49%      11.44%      10.64%       8.35%       7.85%

  Defaults as a percentage of
    loans serviced (period
    end)(5).......................       2.07%       3.76%       5.35%       7.32%       5.87%       6.64%       5.32%
  Net losses as a percentage of
    average loans serviced........          0%       0.02%       0.03%       0.24%       0.66%       0.47%(6)     0.54%(6)


------------------

(1) Prior to the Exchange, Delta Funding Corporation was treated and will be treated as an S corporation for federal and state income tax purposes. See 'Reorganization and Termination of S Corporation Status.' The pro forma presentation reflects the provision for income taxes as if Delta Funding Corporation had always been a C corporation at an assumed effective tax rate of 43%.



(2) Pro forma net income per share has been computed by dividing pro forma net income by the 10,653,000 of shares of Common Stock of Delta Financial Corporation to be received by the Existing Stockholders in exchange for the shares of Delta Funding Corporation, and the effect of the assumed issuance (at an assumed price of $15.50 per share, the midpoint of the estimated range of the initial public offering price) of 1,509,677 shares of Common Stock to generate sufficient cash to pay the Distribution Notes in the amount of $23.4 million. See 'Reorganization and Termination of S Corporation Status.'



(3) Adjusted to reflect (i) the conversion of Delta Funding Corporation from an S corporation to a C corporation and (ii) the sale of 4,000,000 shares of Common Stock offered hereby at an initial offering price of $15.50 per share (the midpoint of the estimated range of the initial public offering price) after deducting estimated underwriting discounts and commissions


                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

    and estimated expenses payable by the Company, and (iii) the application of the estimated net proceeds therefrom, including the payment of $23.4 million for the Distribution Notes issued to the Existing Stockholders in connection with the termination of Delta Funding Corporation's S corporation status and the payment of $33.5 million to reduce outstanding balances under one of the Company's warehouse facilities. Adjustments have not been made to account for the Additional Dividend payable to the Existing Stockholders in the event the over-allotment option is exercised. See 'Reorganization and Termination of S Corporation Status,' 'Use of Proceeds,' and 'Capitalization.'




(4) Represents the percentages of account balances contractually past due 30 days or more, exclusive of home equity loans in foreclosure or REO.



(5) Represents the percentages of account balances on loans in foreclosure or REO.


(6) Annualized.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION


     The following discussion should be read in conjunction with the financial statements of the Company and accompanying notes set forth therein.


GENERAL

  Overview

     The Company is a specialty consumer finance company engaged in the business of originating, acquiring, selling and servicing mortgage loans secured primarily by one- to four-family residences. Delta has focused on lending to individuals who generally have impaired or limited credit profiles or higher debt to income ratios and typically have substantial equity in their homes. The Company primarily generates revenue from gain on sale of loans sold through securitizations, gains recognized from premiums on loans sold through whole loan sales, interest earned on loans held for sale, origination fees received as part of the loan application process and fees earned from servicing loans.

  Recent Growth

     The Company has experienced significant growth in the last few years, particularly since January 1, 1995. Management believes that this growth is primarily attributable to (i) the Company's geographic expansion of its operations, (ii) the Company's further penetration into its established markets, and (iii) the Company's increased access to additional funding sources through larger warehouse agreements which enabled the Company to accumulate larger pools of loans for sales through securitizations.

     In connection with its geographic expansion, the Company has continued to focus its resources on developing loan production from brokers and correspondents. The Company has followed a two-pronged approach to increase the volume of loan originations from these sources. The Company employs business development representatives to initiate and expand relationships with brokers and correspondents. In addition, the Company uses its loan officers and correspondent underwriters to maintain and strengthen existing relationships. There can be no assurance that the Company will continue to grow significantly in the future. Any future growth will be limited by, among other things, the Company's need for continued funding sources, access to capital markets, sensitivity to economic slowdowns, ability to attract and retain qualified personnel, fluctuations in interest rates and competition from other consumer finance companies and from new market entrants.


     The Company's recent and rapid growth may have a somewhat distortive impact on certain of the Company's ratios and financial statistics and may make period-to-period comparisons difficult.




     To date, the Company has not experienced any significant seasonal variations in loan originations and purchases.


CERTAIN ACCOUNTING CONSIDERATIONS

  Interest-Only and Residual Certificates

     The Company derives a substantial portion of its income by recognizing gain on sale of loans sold through securitizations, represented by the interest-only and residual certificates that the Company retains. In securitizations, the Company sells loans that it has originated or purchased to a trust for a cash purchase price and the interest-only and residual certificates. The cash purchase price is raised through an offering by the trust of pass-through certificates representing regular interests in the trust. Following the securitizations, the purchasers of the pass-through certificates receive the principal collected and the investor pass-through interest rate on the principal balance, while the Company receives the excess of the interest rate payable by an obligor on a loan over the interest rate passed through to the purchasers of the regular-interest certificates (with respect to the interest-only and residual certificates), as well as the Company's normal servicing fee and other recurring fees. The interest-only and residual certificates which are capitalized on the Company's balance sheet are reduced as cash distributions are received. The interest-only and residual certificates are accounted for as trading securities in accordance with SFAS 115, 'Accounting for Certain Investments in Debt and Equity Securities,' and as such they are recorded at their face value. Changes in fair value of the interest-only and residual certificates are reflected in the statement of operations. Fair value of the interest-only and residual certificates is determined based on various economic factors, including considerations of loan type, size, date of origination, interest rate, term, collateral value and geographic location. Higher than anticipated rates of loan prepayments or losses would require the Company to write down the fair value of the interest-only and residual certificates, adversely impacting earnings. Similarly, if delinquencies, liquidations or interest rates were greater than initially assumed by the Company, the fair value of the interest-only and residual certificates would be negatively impacted resulting in an adverse effect on interest income for the periods during which such events occurred. The residual certificates held by the Company are subject to losses on liquidated loans which flow through each securitization trust. Since the calculation of the fair value of these certificates at the time of securitization included certain assumptions concerning losses, any additional losses from such assumptions will have an adverse effect on interest income.


  SFAS No. 91


     In December 1986, the Financial Accounting Standards Board ('FASB') issued

Statement of Financial Accounting Standards ('SFAS') No. 91, 'Accounting for Non-Refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases' ('SFAS No. 91'). SFAS No. 91 establishes the accounting for nonrefundable fees and costs associated with lending, committing to lend, or purchasing a loan or a group of loans.


     Under SFAS No. 91, direct loan origination costs, net of loan origination fees, are recognized as a reduction of the loan's yield over the earlier of the life of the related loan or the sale of the loan. In effect, SFAS No. 91 requires that origination fees be offset by their related direct loan costs and that net deferred fees be recognized over the earlier of the life of the loan or the sale of the loan, whether the loan is sold through securitization or on a whole loan basis.

     Prior to the second quarter of 1996, the Company generally sold loans through securitization on a semiannual basis and, as such, carried a larger inventory of loans on its books from quarter to quarter and from year to year, which resulted in SFAS No. 91 adjustments being made during those periods. The Company contemplates that in the future it will sell substantially all of its loan originations and purchases on a quarterly basis primarily through securitizations and, to a lesser extent, on a whole loan basis. This should minimize the amount of loans being held in inventory and, therefore, minimize the effects of SFAS No. 91 on the Company's financial statements.

  Mortgage Servicing Rights


     In May 1995, the FASB issued SFAS No. 122, 'Accounting for Mortgage Servicing Rights' ('SFAS No. 122'), which amends SFAS No. 65 'Accounting for Certain Banking Activities.' Effective January 1, 1995, the Company adopted SFAS No. 122. Because SFAS No. 122 prohibits retroactive application to years prior to adoption thereof, the Company's historical financial results for periods prior to 1995 have not been restated and, accordingly, are not directly comparable to the financial results for 1995.


     SFAS No. 122 requires mortgage banking entities to recognize as a separate asset the rights to service mortgage loans for others, regardless of how those servicing rights are acquired. Mortgage banking entities that acquire or originate loans and subsequently sell or securitize those loans and retain the mortgage servicing rights are required to allocate the total cost of the loans to the mortgage servicing rights and the mortgage loans. The Company determines fair value based upon the present value of estimated net future servicing revenues less the estimated cost to service loans, adjusted based on the same assumptions used on the gain on sale calculation. The cost allocated to these servicing rights is amortized in proportion to and over the period of estimated net future cash flows related to servicing income. As a result of the adoption of SFAS No. 122, the Company will recognize in the future greater revenues at the time a loan is sold and smaller revenues during the period such loan is serviced. To this end, adoption of SFAS No. 122 resulted in additional income recorded as gain on sale of approximately $2.1 million and $3.3 million during the year ended 1995 and the six months ended 1996, respectively.

     SFAS No. 122 also requires impairment evaluations of all amounts capitalized as servicing rights, including those purchased before the adoption of SFAS No. 122, based upon the fair value of the underlying servicing rights. The Company periodically performs these evaluations on a disaggregated basis for the predominant risk characteristics of the underlying loans which are loan type, term, credit quality and interest rate. The continuing effects of SFAS No. 122 on the Company's financial position and results of operations will depend on several factors, including, among other things, the amount of acquired or originated loans sold or securitized, the type, term and credit quality of loans and estimates of future prepayment rates. If the Company's estimates concerning these factors vary significantly from the actual results, particularly estimates made with respect to loan prepayments, the valuation of servicing rights may be adjusted. Higher than anticipated rates of loan prepayments or losses would require the Company to write down the fair value of the mortgage servicing rights, adversely impacting servicing income.


TERMINATION OF S CORPORATION STATUS AND INCOME TAXES


     The Existing Stockholders, pursuant to the terms of the Contribution Agreement, will contribute their shares of capital stock in Delta Funding Corporation to the Company in exchange for 10,653,000 shares of Common Stock, which will constitute all of the outstanding shares of Common Stock of the Company prior to the Offering. Simultaneous with the Exchange, Delta Funding Corporation will cease to be treated as an S corporation.



     In connection with the termination of Delta Funding Corporation's S corporation status, Delta Funding Corporation will make a final S corporation distribution in the form of Distribution Notes and the Company will use $23.4 million of the net proceeds of the Offering to pay such notes. In addition, Delta Funding Corporation will declare the Additional Dividend. See 'Reorganization and Termination of S Corporation Status' and 'Use of Proceeds.'



     As an S corporation, the Company's income, whether or not distributed, was taxed at the shareholder level for federal and state tax purposes. As a result of the Exchange, the Company and Delta Funding Corporation, which will become a wholly-owned subsidiary of the Company, will be fully subject to federal and state income taxes, and the Company will record a deferred tax liability on its balance sheet. The amount of the deferred tax liability to be recorded as of the date of termination of the S corporation status will depend upon timing differences between tax and book accounting relating principally to recognition of gains on sale of mortgage loans. If the S corporation status had been terminated as of June 30, 1996, the amount of the deferred tax liability would have been approximately $2.9 million. The pro forma provision for income taxes in the accompanying statements of income shows results as if the Company had always been fully subject to federal and state taxes at an assumed tax rate of

43%.


RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

  Revenues


     Total revenues increased $16.5 million, or 120%, to $30.3 million for the six months ended June 30, 1996 from $13.8 million in the six months ended June 30, 1995. The increase in revenues was primarily due to the increased loan originations and purchases sold through securitizations. The Company retains 100% of the servicing rights on loans it sells through securitizations.



     Gain on Sale of Loans, Net. Gain on sale of mortgage loans, net, increased $12.5 million, or 234%, to $17.8 million for the six months ended June 30, 1996 from $5.3 million for the six months ended June 30, 1995. This increase was the result of higher loan originations and purchases and the corresponding larger amount of loans sold through securitizations and on a whole loan basis. During the six months ended June 30, 1996, loan originations increased $71.3 million or 111% to $135.6 million compared to $64.3 million in the comparable period in 1995. During the same period, the Company's purchase volume increased $64.6 million or 147% to $108.5 million from $43.9 million. As a result, total loan originations and purchases increased $136.0 million or 126% to $244.1 million in the six months ended June 30, 1996 from $108.1 million in the comparable period in 1995. Total loans of $236.2 million were either sold or securitized in the six months ended June 30, 1996 compared to $87.9 million of loans sold or securitized during the comparable period in 1995, with a weighted average net gain on sale as a percentage of loans sold or securitized of 7.5% and 6.1%, respectively.



     Interest Income. Interest income increased $2.5 million, or 47%, to $7.9 million for the six months ended June 30, 1996 from $5.4 million for the six months ended June 30, 1995. The increase in interest income was primarily due to a higher average balance of loans held for sale during 1996, offset by a small unrealized loss on interest-only and residual certificates in the amount of $0.1 million.



     Servicing Income. Servicing income increased $1.1 million, or 88%, to $2.3 million for the six months ended June 30, 1996 from $1.2 million for the six months ended June 30, 1995. This increase was primarily the result of higher loan servicing volume which resulted in larger contractual and ancillary service fees. During the six months ended June 30, 1996 the average aggregate amount of mortgage loans serviced by the Company increased 68% to $555.3 million, compared to $330.0 million in the comparable period in 1995.



     Other Income. Other income increased $0.4 million, or 26%, to $2.3 million for the six months ended June 30, 1996 from $1.9 million for the six months ended June 30, 1995. This increase was primarily due to the increase in total loan originations and corresponding origination fees which is the largest component of other income.



  Expenses


     Total expenses increased $6.2 million, or 52%, to $18.2 million for the six months ended June 30, 1996 from $12.0 million for the six months ended June 30, 1995. The increase in expenses was primarily the result of increased interest expense on loans held for sale, the increased costs associated with the additional personnel required for the greater volume of originations and higher operating expenses related to the increase in loan originations and purchases during the six months ended June 30, 1996 as compared to the six months ended June 30, 1995.

     Payroll Expense. Payroll expense increased $2.3 million, or 53.4%, to $6.7 million for the six months ended June 30, 1996 from $4.4 million for the six months ended June 30, 1995. The increase in payroll expense was primarily due to increased staffing in the Company's originations area. As of June 30, 1996, the Company operated ten offices and employed 294 persons compared to operating two offices employing 209 persons as of June 30, 1995.


     Interest Expense. Interest expense increased $2.4 million, or 71%, to $5.9 million for the six months ended June 30, 1996 from $3.5 million for the six months ended June 30, 1995. The increase in interest expense was attributable to the interest costs associated with a higher balance of loans originated and held for sale during the six months ended June 30, 1996, and a higher balance of loans held for sale at the beginning of the period ($63.8 million compared to $48.8 million for 1996 and 1995, respectively). The Company's cost of funds on its warehouse facilities where it holds mortgage loans until the time of sale, was 1.37% basis points lower for the six months ended June 30, 1996 compared to the six months ended June 30, 1995. This was due to lower interest rates, on average 0.62% lower, and a lower credit spread of 0.75%, as the Company replaced its warehouse facility with a less expensive source of funding in the fourth quarter of 1995. Lower interest rates partially offset the increased levels of indebtedness.



     General and Administrative Expenses. General and administrative expenses, which consist primarily of office and administrative, rent expenses, and health care and insurance expenses, increased $1.5 million, or 36%, to $5.6 million for the six months ended June 30, 1996 from $4.1 million for the six months ended June 30, 1995. The increase in general and administrative expenses was primarily due to expenses incurred in connection with the increases in loan originations and purchases, increased employee benefit expenses and leasing of additional office space at the Company's headquarters in Woodbury, New York. As of June 30, 1996, the Company occupied approximately 55,000 square feet at its headquarters compared to approximately 36,000 square feet as of June 30, 1995.


  Extraordinary Gain


     In May 1996, the Company closed out its long-term $31.7 million warehouse facility with a European financial institution at a 10% discount. As a result, the Company realized an extraordinary gain of $3.17 million for the six months ended June 30, 1996.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO THE YEAR ENDED DECEMBER 31, 1994

  Revenues


     Total revenues increased $14.3 million, or 66%, to $36.1 million in 1995 from $21.8 million in 1994. The increase in revenues was primarily due to the combined effect of increases in loan originations and purchases, the adoption of SFAS No. 122 and higher gains realized on the sale of loans through securitizations. See '--Certain Accounting Considerations--Mortgage Servicing Rights.'



     Gain on Sale of Loans, Net. Gain on sale of mortgage loans, net increased $8.7 million, or 131%, to $15.4 million in 1995 from $6.7 million in 1994. This increase was primarily due to the combined effect of increased loan originations and purchases and subsequent sales of loans through securitizations and the adoption of SFAS No. 122. See '--Certain Accounting Considerations--Mortgage Servicing Rights.' Total loan originations and purchases increased $168.1 million, or 140%, to $287.8 million in 1995 from $119.7 million in 1994. The Company sold or securitized $247.6 million of loans in 1995 compared to $102.0 million in 1994, with a weighted average net gain on sale of 6.2% and 6.5%, respectively. Included in the gain on sale of loans in 1995 was $2.1 million which represents the present value of mortgage servicing rights that the Company receives over time, as it sells loans through securitization on a servicing-retained basis. The Company implemented SFAS No. 122, effective as of January 1, 1995.



     Interest Income. Interest income increased $3.8 million, or 38%, to $13.6 million in 1995 from $9.8 million in 1994. The increase in interest income was primarily due to a higher average balance of loans held for sale during 1995 resulting from the increases in loan originations and purchases and, to a lesser extent, to unrealized gains on interest-only and residual certificates held in the amount of $1.0 million.



     Servicing Income. Servicing income increased $0.7 million, or 31%, to $2.9 million in 1995 from $2.2 million in 1994. This increase was primarily the result of higher loan servicing volume which resulted in larger contractual and ancillary service fees. During 1995, the average balance of mortgage loans serviced by the Company increased 24% to $373.4 million, compared to $300.7 million in 1994. During 1995, the Company also increased its ancillary servicing income by charging prepayment penalties in states where such charges are allowed.


     Other Income. Other income increased $1.2 million, or 38%, to $4.3 million in 1995 from $3.1 million in 1994. This increase was primarily due to the increase in loan origination fees, which is the largest component of other income. During 1995, broker loan originations increased by $94.3 million, or 116%, to $175.7 million from $81.4 million in 1994.

  Expenses


     Total expenses increased $11.7 million, or 59%, to $31.5 million for 1995 from $19.8 million in 1994. The increase in expenses was primarily the result of increased interest expense on loans held for sale, the increased expense associated with additional personnel required to process the greater number of loan originations and purchases, and higher operating expenses related to increased loan volume during 1995 compared to 1994.


     Payroll Expense. Payroll expense increased $4.1 million, or 46%, to $12.9 million for 1995, from $8.8 million for 1994. The increase was due primarily to bonus increases granted to certain members of senior management and, to a lesser extent, due to increased staffing in the Company's originations area. As of December 31, 1995, the Company employed 255 persons as compared to 197 persons as of December 31, 1994.

     Interest Expense. Interest expense increased $4.3 million, or 113%, to $8.0 million in 1995 from $3.7 million in 1994. The increase in interest expense was attributable to the interest costs associated with a higher balance of loans pending sale during 1995, resulting from increases in loan originations and purchases during the period, and a higher balance of loans held for sale at the beginning of the period ($48.8 million compared to $41.7 million for 1995 and 1994, respectively). The Company's cost of funds on its floating rate warehouse facilities where it holds mortgage loans until the time of sale, was, on average, 1.51% basis points higher in 1995 compared to 1994.


     General and Administrative Expenses. General and administrative expenses increased $3.5 million, or 48%, to $10.7 million in 1995 from $7.2 million in

1994. The increase in general and administrative expenses was primarily due to expenses incurred in connection with the increases in loan originations and purchases and associated increases in personnel expenses and the direct costs relating to the transfer of the Company's prior servicing system to its current servicing system.


YEAR ENDED DECEMBER 31, 1994 COMPARED TO THE YEAR ENDED DECEMBER 31, 1993

  Revenues


     Total revenues decreased $0.7 million, or 3%, to $21.8 million in 1994 from $22.5 million in 1993. The decrease in revenues was primarily due to lower rates on mortgage loans resulting in narrowing interest spreads achievable in securitizations and, consequently, lower gain on sale for the period.



     Gain on Sale of Loans, Net. Gain on sale of mortgage loans, net decreased $0.9 million, or 13%, to $6.7 million in 1994 from $7.6 million in 1993. This decrease was primarily due to lower interest rates on mortgage loans, which was reflected by an increased percentage of 'A' and 'B' credit borrowers (see page 40 for a description of 'A' and 'B' credit borrowers). During 1994, the weighted average loan rate on mortgage loans sold or securitized was 12.10% as compared to 12.90% in 1993. The Company sold $102.0 million of loans in 1994 as compared to $97.7 million in 1993, with a weighted average gain on securitization of 6.5% and 7.8%, respectively.



     Interest Income. Interest income increased $0.7 million, or 7%, to $9.8 million in 1994 from $9.2 million in 1993. The increase in interest income was primarily due to unrealized gains on interest-only and residual certificates held in the amount of $1.2 million. This increase was partially offset by a decrease in interest earned on mortgage loans held for sale in 1994 versus 1993. The average rate of interest on mortgage loans held for sale was 12.10% versus 12.90% during 1994 and 1993, respectively. During 1994, the Company completed two securitizations as compared to three securitization transactions in 1993.



     Servicing Income. Servicing income increased $0.1 million, or 4%, to $2.2 million in 1994 from $2.1 million in 1993. This increase was primarily the result of higher loan servicing volume which resulted in larger contractual and ancillary service fees. During 1994, the average balance of mortgage loans serviced by the Company increased 6.4% to $300.7 million, compared to $282.5 million in 1993.




     Other Income. Other income decreased $0.5 million, or 14%, to $3.1 million in 1994 from $3.6 million in 1993. This decrease was primarily due to a decrease in the origination fees earned on the mortgage loans. Loan origination fees decreased due to competitive pressures and also due to the increased proportion of 'A' and 'B' credits in the Company's portfolio.


  Expenses


     Total expenses increased $0.9 million, or 5%, to $19.8 million for 1994 from $18.9 million in 1993. The increase in expenses was primarily the result of increased interest expense on loans held for sale, and one-time costs associated with the Company's relocation.



     Payroll Expense. Payroll expense decreased $0.5 million, or 5%, to $8.8 million for 1994 from $9.3 million for 1993. The decrease in payroll expense was primarily due to decreases in officers' compensation. For the year ended 1994, officers' compensation was $1.3 million as compared to $3.1 million in 1993; however, this was partially offset by an increase in the number of employees from 174 in 1993 to 197 in 1994.



     Interest Expense. Interest expense increased $0.8 million, or 28%, to $3.7 million in 1994 from $2.9 million in 1993. The increase in interest expense was attributable to a longer holding period for sale during 1994 due to the Company securitizing twice during 1994 as opposed to three times during 1993. The Company's cost of funds on its warehouse facilities, where it holds mortgage loans until the time of sale, was, on average, 1.24% basis points higher in 1994 than in 1993.



     General and Administrative Expenses. General and administrative expenses increased $0.5 million, or 9%, to $7.2 million in 1994 from $6.7 million in 1993. The increase in general and administrative expenses was primarily due to expenses incurred in association with the Company's relocating its headquarters in January of 1994. As a result, rent expense for 1994 was $0.4 million compared to $0.2 million in 1993.

FINANCIAL CONDITION

JUNE 30, 1996 COMPARED TO DECEMBER 31, 1995


     Cash and interest-bearing deposits decreased $7.4 million, or 45%, to $9.2 million at June 30, 1996 from $16.6 million at December 31, 1995. The decrease was primarily due to the Company's use of its own operating funds to fund its loan originations and purchases.



     Accounts receivable increased $0.7 million, or 10%, to $7.5 million at June 30, 1996 from $6.8 million at December 31, 1995. This increase was primarily the result of increased reimbursable servicing advances made by the Company acting as servicer for its servicing portfolio.


     Loans held for sale increased $2.9 million, or 4%, to $66.7 million at June 30, 1996 from $63.8 million at December 31, 1995. This increase was a result of additional loan originations and purchases remaining in inventory subsequent to the Company's second quarter 1996 securitization.

     Accrued interest and late charges receivable decreased $0.2 million, or 1%, to $15.7 million at June 30, 1996 from $15.9 million at December 31, 1995. This decrease was a function of the decrease in the delinquent loans the Company services and the corresponding decline in the collection of associated accrued interest and late charges.


     Capitalized mortgage servicing rights increased $2.9 million, or 74%, to $6.7 million at June 30, 1996 from $3.8 million at December 31, 1995. This increase was directly attributable to the application of SFAS 122, which allows the Company to capitalize the fair market value of the servicing retained asset after it securitizes. See '--Certain Accounting Considerations--Mortgage Servicing Rights.'


     Interest-only and residual certificates increased $17.9 million, or 71%, to $43.2 million at June 30, 1996 from $25.3 million at December 31, 1995. This increase was directly related to the Company's securitizations in the second quarter of 1996.

     Warehouse financing and other borrowings increased $0.5 million, or 0.6%, to $83.3 million at June 30, 1996 from $82.8 million at December 31, 1995. This increase was due to additional loans held for sale.


     Investor payable decreased $0.7 million, or 5%, to $13.6 million at June 30, 1996 from $14.3 million at December 31, 1995. The decrease was primarily due to the amount of principal collected by the Company acting as servicer, which funds must be remitted to the various trusts for the following distribution period. Investor payable is comprised of all principal collected on mortgage loans, either due to principal amortization or principal repayment, and accrued certificate interest. Variability in this account is primarily due to the principal prepayments collected within a given collection period.


     Stockholders' equity increased $14.9 million, or 50%, to $44.7 million at June 30, 1996 from $29.8 million at December 31, 1995. This increase was directly attributable to the Company's net income of $15.3 million, less a distribution to stockholders of $0.4 million.

DECEMBER 31, 1995 COMPARED TO DECEMBER 31, 1994


     Cash and interest-bearing deposits increased $7.2 million, or 78%, to $16.6 million at December 31, 1995 from $9.4 million at December 31, 1994 primarily due to proceeds from bank loans.


     Accounts receivable increased $1.1 million, or 20%, to $6.8 million at December 31, 1995 from $5.7 million at December 31, 1994 primarily due to an increase in the cash surrender value of an officer's life insurance policy and the increased reimbursable servicing advances made by the Company acting as servicer for its servicing portfolio.

     Loans held for sale increased $15.0 million, or 31%, to $63.8 million at December 31, 1995 from $48.8 million at December 31, 1994 due primarily to increased loan origination and purchase volume which exceeded the volume of loans sold.

     Accrued interest and late charges receivable increased $3.2 million, or 25%, to $15.9 million at December 31, 1995 from $12.7 million at December 31, 1994 principally due to a larger servicing portfolio.

     Capitalized servicing rights increased $1.4 million, or 58%, to $3.8 million at December 31, 1995 from $2.4 million at December 31, 1994. This increase is directly attributable to the adoption of SFAS 122, effective January 1, 1995. See '--Certain Accounting Considerations--Mortgage Servicing Rights.'



     Interest-only and residual certificates increased $17.8 million, or 237%, to $25.3 million at December 31, 1995 from $7.5 million at December 31, 1994 primarily due to $16.8 million of interest-only and residual certificates acquired in connection with securitizations completed during the year.



     Warehouse financing and other borrowings increased $30.3 million, or 58%, to $82.8 million at December 31, 1995 from $52.5 million at December 31, 1994 primarily due to an increase in volume of loans held for sale and additional financing secured by interest-only and residual certificates.


     Investor payable increased $3.2 million, or 29%, to $14.3 million at December 31, 1995 from $11.1 million at December 31, 1994 primarily due to the increase in principal amortization and principal prepayment collected by the Company acting as Servicer, which amounts are remitted to the various trusts on the following distribution dates.


     Stockholders' equity increased $1.7 million, or 6%, to $29.8 million at December 31, 1995 from $28.1 million at December 31, 1994, due to net income of $4.6 million offset in part by a distribution to stockholders of $2.9 million.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has operated, and expects to continue to operate, on a negative cash flow basis due to increases in the volume of loan purchases and originations and due to the growth of its securitization program. Currently, the Company's primary cash requirements include the funding of (i) mortgage originations and purchases pending their pooling and sale, (ii) the points and expenses paid in connection with the acquisition of correspondent loans, (iii) fees, expenses and tax payments incurred in connection with its securitization program, (iv) over-collaterization requirements in connection with loans pooled and sold, and (v) ongoing administrative and other operating expenses. The Company has relied upon a few lenders to provide the primary credit facilities for its loan originations and purchases.

     The Company must be able to sell loans and obtain adequate credit facilities and other sources of funding in order to continue to originate and purchase loans. As a result of increased loan originations and purchases and the increase in its securitization program, the Company, during 1994 and 1995 and the six months ended June 30, 1996, used cash of approximately $10.2 million, $23.9 million and $8.2 million, respectively.


     To accumulate loans for securitization, the Company borrows money on a short-term basis through warehouse lines of credit. To date, substantially all of the loans which the Company has purchased and originated have been funded through borrowing under those warehouse lines. The Company has two warehouse lines of credit for this purpose. One warehouse facility is a committed revolving line for $100 million with a variable rate of interest and matures December 31, 1996. The Company's second warehouse facility, which was recently increased from $50 million to $200 million, is an uncommitted revolving line with a variable rate of interest. The outstanding balance as of June 30, 1996 for these warehouse facilities were $48.9 million and $2.2 million, respectively.



     In addition, the Company has three renewable credit lines to support its daily operating requirements. The Company has a $2.5 million credit line with a variable interest rate, renewable in April 1997. The Company's second operating credit line is for $1 million with a variable interest rate. This line is renewable in December 1996. The Company's third operating credit line is for $2.0 million, has a variable rate of interest, and matures April 1, 1998. The outstanding balances on these credit lines were $2.5 million, $1.0 million and $0.7 million, respectively, on June 30, 1996. See 'Certain Relationships and Related Party Transactions.'



     The Company has obtained financing facilities for interest-only and residual certificates acquired as part of the 1992-1, 1994-2, 1995-1, 1995-2 and 1996-1 securitizations. As of June 30, 1996, the outstanding balance on each of these facilities was $1.1 million, $1.9 million, $3.0 million, $9.2 million and $10.8 million, respectively. These facilities have variable interest rates and mature between October 1997 and June 1999.

     The Company is required to comply with various operating and financial covenants as provided in the agreements described above which are customary for agreements of their type. The Company does not believe that its existing financial covenants will restrict its operations or growth. Continued availability of funds under these agreements is subject to the Company's compliance with such covenants. Management believes the Company is in compliance with all such covenants under these agreements.



     The net proceeds of the Offering will be used to fund the distribution of retained earnings, in the form of the Distribution Notes issued to the Existing Stockholders and to pay down the amounts outstanding under the Company's $200 million warehouse line. See 'Reorganization and Termination of S Corporation Status,' 'Use of Proceeds,' and 'Certain Relationships and Related Party Transactions.' The Company anticipates that the net proceeds from the Offering, together with the funds available under its warehouse facilities, credit facilities and under additional residual financing arrangements will be sufficient to fund its operations for the next 12 months, if the Company's future operations are consistent with management's expectations. The Company may need additional financing thereafter. There can be no assurance that the Company will be able to obtain financing on a favorable or timely basis. The type, timing and terms of financing selected by the Company will depend on its cash needs, the availability of other financing sources and the prevailing conditions in the financial markets.


  Hedging

     The Company originates and purchases mortgage loans and then sells them primarily through securitizations. At the time of securitization and delivery of the loans, the Company recognizes gain on sale based on a number of factors including the difference, or 'spread' between the interest rate on the loans and the interest rate on treasury securities with maturities corresponding to the anticipated life of the loans. If interest rates rise between the time the Company originates or purchases the loans and the time the loans are priced at securitization, the excess spread narrows, resulting in a loss in value of the loans. To protect against such losses, the Company currently hedges the value of the loans through the short sale of treasury securities. Prior to hedging, the Company performs an analysis of its loans taking into account such factors as interest rates, maturities, durations, inventory of loans and amount of loans in the pipeline to determine the proportion of treasury securities to sell short so that the risk to the value of the loans is most effectively hedged. The Company will sell the treasury securities (typically through one of its warehouse lenders and/or one of the investment bankers which underwrite the Company's securitizations) and uses the proceeds from the sale to acquire treasury securities under repurchase agreements. These securities are designated as hedges in the Company's records and are closed out when the loans are sold through securitization.

     If the value of the hedges decrease, offsetting an increase in the value of the loans, the Company, upon settlement with its counterparty, will pay the hedge loss in cash and realize the corresponding increase in the value of the loans as part of its interest-only and residual certificates. Conversely, if the value of the hedges increase, offsetting a decrease in the value of the loans, the Company, upon settlement with its counterparty, will receive the hedge gain in cash and realize the corresponding decrease in the value of the loans through a reduction in the value of the corresponding interest-only and residual certificates.

     The Company believes that its current hedging strategy of using treasury securities is the most effective way to manage its interest rate risk on loans prior to securitization.

INFLATION AND INTEREST RATES

     Inflation has had no material effect on the Company's results of operations. Inflation affects the Company most significantly in the area of loan originations and can have a substantial effect on interest rates. Interest rates normally increase during periods of high inflation and decrease during periods of low inflation. Profitability may be directly affected by the level and fluctuation in interest rates which affect the Company's ability to earn a spread between interest received on its loans and the costs of its borrowings. The profitability of the Company is likely to be adversely affected during any period of unexpected or rapid changes in interest rates. A substantial and sustained increase in interest rates could adversely affect the ability of the Company to purchase and originate loans and affect the mix of first and second mortgage loan products. Generally, first mortgage production increases relative to second mortgage production in response to low interest rates and second mortgage production increases relative to first mortgage production during periods of high interest rates. A significant decline in interest rates could decrease the size of the Company's loan servicing portfolio by increasing the level of loan prepayments. Additionally, to the extent servicing rights, interest-only and residual classes of certificates have been capitalized on the books of the Company, higher than anticipated rates of loan prepayments or losses could require the Company to write down the value of such servicing rights, interest-only and residual certificates, adversely impacting earnings. Fluctuating interest rates also may affect the net interest income earned by the Company resulting from the difference between the yield to the Company on loans held pending sales and the interest paid by the Company for funds borrowed under the Company's warehouse facilities. In addition, inverse or flattened interest yield curves could have an adverse impact on the profitability of the Company because the loans pooled and sold by the Company have long-term rates, while the senior interests in the related trusts are priced on the basis of intermediate rates.


CERTAIN OTHER ACCOUNTING PRONOUNCEMENTS

  FASB 125


     In June 1996, FASB issued SFAS No. 125, 'Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities' ('SFAS No. 125'), which provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. SFAS No. 125 distinguishes transfers of financial assets that are sales from transfers that are secured borrowings.



     SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. The Company has not completed its analysis of the impact SFAS No. 125 may have on the financial condition and results of operations of the Company. However, the pronouncement requires the Company to provide additional disclosure about the interest-only and residual certificates. It requires that the interest-only and residual certificates be accounted for at fair value and treated as trading securities. In addition, it provides for a methodology for recording the initial value of the mortgage servicing rights and the interest-only and residual certificates. See Note 9 to the Company's financial statements included elsewhere herein.


  FASB 123


     In October 1995, FASB issued SFAS No. 123, 'Accounting for Stock-Based Compensation' ('SFAS No. 123'). SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. Those plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. Examples are stock purchase plans, stock options, restricted stock awards, and stock appreciation rights. This statement also applies to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. Those transactions must be accounted for, or at least disclosed in the case of stock options, based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The accounting requirements of SFAS No. 123 are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which SFAS No. 123 is initially adopted for recognizing compensation cost. The statement permits a company to choose either a new fair value-based method or the current APB Opinion 25 intrinsic value-based method of accounting for its stock-based compensation arrangements. The statement requires pro forma disclosures of net earnings and earnings per share computed as if the fair value-based method had been applied in financial statements of companies that continue to follow current practice in accounting for such arrangements under APB Opinion 25. Prior to the date of the Prospectus, the Company will determine which method it will use to account for stock options.

                                    BUSINESS

     Delta is a specialty consumer finance company that has engaged in originating, acquiring, selling and servicing home equity loans since 1982. Throughout its 14 years of operating history, Delta has focused on lending to individuals who generally have impaired or limited credit profiles or higher debt to income ratios and typically have substantial equity in their homes. The Company makes loans to these borrowers for such purposes as debt consolidation, home improvement, refinancing or education, and these loans are primarily secured by first mortgages on one- to four-family residential properties.


     Delta originates home equity loans through licensed mortgage brokers and other real estate professionals ('brokers') who submit loan applications on behalf of the borrower ('Brokered Loans'). Delta also purchases from approved mortgage bankers and financial institutions ('correspondents') loans that conform to Delta's underwriting guidelines ('Correspondent Loans'). During the 12 month period ended June 30, 1996, the Company has originated loans through 806 brokers and purchased loans through 186 correspondents. The Company believes that it has a competitive advantage in serving brokers and correspondents in the nonconforming home equity market that stems from its substantial experience in this sector and its emphasis on providing quality service that is prompt, responsive and consistent. The 19 members of the Company's senior management have an average of over 12 years of nonconforming mortgage loan experience, and more than one-quarter of the Company's employees have been with the Company for at least five years. Management believes this industry- and company-specific experience, coupled with the systems and programs it has developed over the past 14 years, enable the Company to provide quality services that include preliminary approval of most Brokered Loans and certain Correspondent Loans within one day, consistent application of its underwriting guidelines and funding or purchasing of loans within 14 to 21 days of preliminary approval. In addition, the Company seeks to establish and maintain productive relationships with its network of brokers and correspondents by servicing each one with a business development representative, a team of experienced underwriters and, in the case of Brokered Loans, a team of loan officers and processors who are assigned to specific brokers to process all applications submitted by each broker.



     During its first 12 years of operation, Delta concentrated its efforts on serving brokers and correspondents primarily in New York, New Jersey and Pennsylvania. Commencing in 1995, the Company began to implement a program to expand its geographic focus into the New England, Mid-Atlantic and Midwest regions. The Company currently originates and purchases the majority of its loans in 21 states and the District of Columbia through a staff of 18 business development representatives who operate from the Company's main office in New

York, its full service office in Atlanta, Georgia and from nine business development offices located in Michigan (2), Missouri, New Jersey, Ohio (2), Pennsylvania, Rhode Island and Virginia. The Company opened its full service office in Atlanta, Georgia in September 1996. Two members of Delta's senior management have relocated to this office which will concentrate on developing Delta's Mid-Atlantic and Southeast markets. As a consequence of its expansion into new markets, as well as of its further penetration of existing markets, the Company increased its loan production substantially in 1995 and the first six months of 1996. Total loan originations and purchases increased from $119.7 million in 1994 to $287.8 million in 1995 and $244.1 million in the first six months of 1996. Of the total loan production during the first six months of 1996, 56% was originated through the Company's broker network and 44% was purchased from its correspondent network. See '--Loans.'



     Since February 1991, Delta has sold $1.0 billion of its mortgage loans through 12 REMIC securitizations. Each of these securitizations has been credit enhanced by an insurance policy provided through a monoline insurance company to receive ratings of Aaa from Moody's and AAA from Standard & Poor's. The Company has also sold $54.6 million of its mortgage loans to institutional purchasers on a wholesale basis without recourse since 1991. The Company sells loans through securitizations and on a whole loan basis to enhance its operating leverage and liquidity, to minimize financing costs and to reduce its exposure to fluctuations in interest rates.


     Since its inception, the Company has serviced substantially all of the loans it has originated and purchased, including all of those that it has subsequently sold through securitizations. Management believes that servicing this portfolio enhances certain operating efficiencies and provides an additional and profitable revenue stream that is less cyclical than the business of originating and purchasing loans. As of June 30, 1996, Delta had a servicing portfolio of $624.1 million. See '--Loans.'

     The Company has been profitable in each of its 14 years of operation. However, the Company's results of operations have improved significantly in recent periods as a result of increased loan production and the improved structure of its recent securitizations. During 1995 as compared to 1994, the Company's total revenues increased 66% from $21.8 million to $36.1 million and net earnings increased 130% from $2.0 million to $4.6 million. For the first six months of 1996, total revenues and net earnings before extraordinary item were $30.4 million and $12.1 million, respectively, representing increases of 120% and 565%, respectively, over the results for the comparable six months of 1995. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'


BUSINESS STRATEGY

     The Company's business strategy is to increase profitably the volume of its loan originations and purchases and the size of its servicing portfolio by (i) continuing to provide top quality service to its network of brokers and correspondents, (ii) maintaining its underwriting standards, (iii) penetrating further its established markets and recently-entered markets and expanding into new geographic markets, (iv) broadening its product offerings, (v) continuing its investment in origination and servicing systems and (vi) strengthening its loan production capabilities through acquisitions.

  Continuing to Provide Quality Service

     The Company provides a high level of service to its network of brokers and correspondents that includes preliminary approval of most Brokered Loans and certain Correspondent Loans within one day, consistent application of its underwriting guidelines and funding or purchase of loans generally within 14 to 21 days of preliminary approval. In addition, the Company services each broker and correspondent with a team of professionals that includes a business development representative, a team of experienced underwriters and, in the case of Brokered Loans, a team of loan officers working on a primarily commission basis with processors assisting them to handle applications submitted by each broker. The Company believes that this commitment to service provides it with a competitive advantage in establishing and maintaining productive broker and correspondent relationships.

  Maintaining Underwriting Standards

     Over its 14 years in existence, the Company has developed an underwriting process designed to thoroughly, but efficiently, review and underwrite each prospective loan. Based on its belief that an experienced staff provides a more effective means of assessing credit risk, the Company employs 25 underwriters, with an average of seven and one-half years of nonconforming mortgage loan experience, to ensure that all originated or purchased loans satisfy the Company's underwriting criteria. Each loan must be signed off by at least two underwriters, undergo a full appraisal review and is subject to pre- and post-funding audits to confirm compliance with the underwriting procedures and guidelines. The Company believes that the depth and experience of its underwriting staff, coupled with its consistent underwriting procedures and criteria provide it with the infrastructure needed to manage and sustain the Company's recent growth, while maintaining the quality of loans originated or purchased.

  Further Penetrating Existing and Recently Entered Markets and Expanding into New Markets

     The Company intends to continue to increase the volume of its loans originations and purchases through a three-pronged strategy that includes greater originations and purchases from its existing brokers and correspondents, establishment of new broker and correspondent relationships in recently entered markets and expansion into new markets.

     During the twelve month period ended June 30, 1996, the Company originated and purchased loans through a network of 806 brokers and 186 correspondents. Of these, the top 20 brokers and correspondents and the top broker accounted for 48.7% and 12.6%, respectively, of the total loans originated and purchased during the first six months of 1996. Accordingly, the Company believes that there is an opportunity to increase loan volume from its existing brokers and correspondents.

     Prior to 1995, the Company concentrated its efforts on serving brokers and correspondents in New York, New Jersey and Pennsylvania. Commencing in 1995, the Company began to implement a program to expand its geographic focus into the New England, Mid-Atlantic and Midwest regions. To increase its network of brokers and correspondents in these new markets, the Company has hired 11 new business development representatives and opened seven new business development offices in Michigan (2), Missouri, Ohio (2), Rhode Island and Virginia. During this period, the Company has experienced significant growth in these newly targeted geographic areas. In the New England, Mid-Atlantic and Midwest regions, originations have increased by 505% from $6.6 million in 1994 to $39.8 million in 1995, and 797% from $7.5 million in the first six months of 1995 to $67.3 million in the first six months of 1996. In addition, in September 1996, the Company opened a full service office in Atlanta, Georgia to concentrate its efforts and better service the Mid-Atlantic and Southeast regions. Two members of the Company's senior management, a vice president in underwriting and an assistant vice president in sales, who have been with Delta for an average of seven and one-half years, relocated to Atlanta to manage the new office.


     Finally, the Company will continue to consider expansion into new markets. Potential new markets will include those with demographic statistics and regulatory requirements comparable to or more favorable than those in the Company's established markets and markets in which the Company is able to hire a business development representative with substantial contacts with the local brokers and correspondents.

  Broadening Product Offerings

     The Company frequently reviews its pricing and loan products relative to its competitors and introduces new loan products in order to meet the needs of its correspondents and brokers. The Company has recently introduced products for multi-family and mixed-use real estate and continuously evaluates other products.

  Investing in Information and Processing Technologies

     In its continued effort to increase efficiency, the Company has added a new servicing system, purchased a secondary marketing system and a new general ledger system and upgraded all of its computer hardware within the last year. The Company intends to continually look for ways to improve efficiencies through automation.

  Expanding through Acquisitions


     In addition to internal growth, management believes acquisitions are a means of strengthening the Company's loan production capabilities. Given the highly competitive and fragmented nature of the non-conforming mortgage finance industry, acquisitions present an attractive opportunity for growth. Although the Company has not entered into any agreement or understanding with respect to any acquisition as of the date of this Prospectus, the Company will consider acquisition candidates which operate in geographic or product areas that complement the Company's existing business.


LOANS

  Overview

     Delta's consumer finance activities consist of originating, acquiring, selling and servicing mortgage loans. These loans are primarily secured by first mortgages on one- to four-family residences. Once loan applications have been received, the underwriting process completed and the loans funded or purchased, Delta typically packages the loans in a portfolio and sells the portfolio through a securitization. Delta retains the right to service the loans that it securitizes. To a lesser extent, the Company sells loans on a whole loan basis with servicing released.

     The following chart illustrates the Company's principal consumer finance activities:



                                   Borrower

                             Applies for loan from
                                      |
            ------------------------------------------------------
            |                                                    |
       Correspondent                                           Broker

   Closes loan in own name                                Refers loan to
     and sells loan to
              |                                                   |
           ----------------------------------------------------------
                                     DELTA
                                       |
                                Delta's Loans Held
                                    for Sale
                                |                | Sells loans on a whole loan
Sells loan through securiti-    |                | basis, without recourse, to
zations and recognizes gain on  |                | institutional purchasers for
sale represented by interest-   |                | a cash gain on sale
only and residual certificates  |                |
                                |                |
                  Securitization                    Whole Loan Sale
                            |                      Servicing Released
Services all loans sold     |
through securitizations,    |

earning a fixed, recurring  |
servicing fee and ancillary |
servicing income            |
                            |
                     Loan Servicing
                        Portfolio

 Loan Origination and Purchases

     The Company has increased its loan originations and purchases by 140% from $119.7 million during 1994 to $287.8 million in 1995 and 126% from $108.1 million during the first six months of 1995 to $244.1 million during the first six months of 1996.

     Delta currently originates and acquires the majority of its loans in 21 states and the District of Columbia through its network of 806 brokers and 186 correspondents.


     The following table shows certain information regarding the Company's loan originations and purchases by source for the periods shown:


                                                         YEAR ENDED                    SIX MONTHS
                                                        DECEMBER 31,                 ENDED JUNE 30,
                                              --------------------------------    --------------------
                                                1993        1994        1995        1995        1996
                                              --------    --------    --------    --------    --------
                                                               (DOLLARS IN THOUSANDS)
BROKER:
  Principal balance........................   $ 76,220    $ 81,407    $175,738    $ 64,250    $135,621
  Average principal balance per loan.......         62          66          76          71          86
  Combined weighted average initial
     loan-to-value ratio(1)................       53.1%       54.8%       62.3%       60.3%       67.0%
  Weighted average interest rate...........       12.3%       11.7%       11.4%       12.0%       10.8%

                                                         YEAR ENDED                    SIX MONTHS
                                                        DECEMBER 31,                 ENDED JUNE 30,
                                              --------------------------------    --------------------
                                                1993        1994        1995        1995        1996
                                              --------    --------    --------    --------    --------
                                                               (DOLLARS IN THOUSANDS)
CORRESPONDENT:
  Principal balance........................   $ 26,844    $ 38,341    $112,065    $ 43,886    $108,472

  Average principal balance per loan.......         57          68          70          72          73
  Combined weighted average initial
     loan-to-value ratio(1)................       47.5%       56.2%       64.5%       61.8%       67.6%
  Weighted average interest rate...........       14.6%       13.0%       12.4%       12.8%       11.9%
TOTAL LOAN ORIGINATIONS AND PURCHASES:
  Principal balance........................   $103,063    $119,748    $287,804    $108,136    $244,093
  Average principal balance per loan.......         60          67          74          72          79
  Combined weighted average initial
     loan-to-value ratio(1)................       51.7%       55.2%       63.2%       60.9%       67.3%
  Weighted average interest rate...........       12.9%       12.1%       11.8%       12.3%       11.3%
PERCENTAGE OF LOANS SECURED BY:
  First Mortgage...........................       81.1%       88.0%       89.6%       88.8%       94.4%


------------------
(1) The weighted average initial loan-to-value ratio of a loan secured by a first mortgage is determined by dividing the amount of the loan by the lesser of the purchase price or the appraised value of the mortgage property at origination. The weighted average initial loan-to-value ratio of loan secured by a second mortgage is determined by taking the sum of the loan secured by the first and second mortgages and dividing by the lesser of the purchase price or the appraised value of the mortgage property at origination.


     The following table shows certain information regarding the Company's loan originations and purchases on a quarterly basis for the fiscal quarters shown:



                                                                           THREE MONTHS ENDED
                                                   ------------------------------------------------------------------
                                                   JUNE 30,    SEPTEMBER 30,    DECEMBER 31,    MARCH 31,    JUNE 30,
                                                     1995          1995             1995          1996         1996
                                                   --------    -------------    ------------    ---------    --------
                                                                         (DOLLARS IN THOUSANDS)
BROKER:
  Number of Brokered Loans......................        507           652              748            782         804
  Principal balance.............................   $ 36,442       $48,837         $ 62,651      $  66,389    $ 69,232
  Average principal balance per loan............         72            75               84             85          86
  Combined weighted average initial
     loan-to-value ratio(1).....................       60.7%         62.5%            64.1%          66.8%       67.1%
  Weighted average interest rate................       11.8%         11.3%            10.9%          10.4%       11.1%
CORRESPONDENT:
  Number of Correspondent Loans.................        407           435              570            703         787
  Principal balance.............................   $ 29,425       $29,783         $ 38,396      $  49,373    $ 59,099
  Average principal balance per loan............         72            68               67             70          75
  Combined weighted average initial
     loan-to-value ratio(1).....................       63.1%         66.2%            66.3%          68.1%       67.2%
  Weighted average interest rate................       12.8%         12.3%            12.1%          11.8%       11.9%

TOTAL LOAN PURCHASES AND ORIGINATIONS:
Total number of loans...........................        914         1,087            1,318          1,485       1,591
  Principal balance.............................   $ 65,867       $78,621         $101,047      $ 115,762    $128,331
  Average principal balance per loan............         72            72               77             78          81
  Combined weighted average initial
     loan-to-value ratio(1).....................       61.7%         63.9%            65.0%          67.4%       67.1%
  Weighted average interest rate................       12.3%         11.7%            11.4%          11.0%       11.5%


------------------


(1) The weighted average initial loan-to-value ratio of a loan secured by a first mortgage is determined by dividing the amount of the loan by the lesser of the purchase price or the appraised value of the mortgage property at origination. The weighted average initial loan-to-value ratio of loan secured by a second mortgage is determined by taking the sum of the loan secured by the first and second mortgages and dividing by the lesser of the purchase price or the appraised value of the mortgage property at origination.

     The following table shows lien position, weighted average interest rates and loan-to-value ratios for the periods shown:

                                                            YEAR ENDED DECEMBER 31,
                                                            -----------------------    SIX MONTHS ENDED
                                                            1993     1994     1995      JUNE 30, 1996
                                                            -----    -----    -----    ----------------
FIRST MORTGAGE:
  Percentage of total purchases and originations.........   81.1%    88.0%    89.6%          94.4%
  Weighted average interest rate.........................   12.9%    12.1%    11.8%          11.3%
  Weighted average initial loan-to-value ratio(1)........   51.8%    54.8%    63.2%          67.5%

SECOND MORTGAGE:
  Percentage of total purchases and originations.........   19.0%    12.0%    10.4%           5.6%
  Weighted average interest rate.........................   12.9%    12.1%    11.9%          11.4%
  Weighted average initial loan-to-value ratio(1)........   51.2%    57.0%    62.9%          62.9%

------------------

(1) The weighted average initial loan-to-value ratio of a loan secured by a first mortgage is determined by dividing the amount of the loan by the lesser of the purchase price or the appraised value of the mortgage property at origination. The weighted average initial loan-to-value ratio of loan secured by a second mortgage is determined by taking the sum of the loan secured by the first and second mortgages and dividing by the lesser of the purchase price or the appraised value of the mortgage property at origination. The increase in the loan-to-value ratios is primarily due to the improvement in the credit quality of the Company's borrowers. In recent years, the Company has been expanding its lending to 'A' and 'B' borrowers, which typically are afforded higher loan-to-value ratios.


     The following table shows the geographic distribution of loan purchases and originations for the periods indicated:

                                     YEAR ENDED           YEAR ENDED           YEAR ENDED           SIX MONTHS ENDED
STATE                             DECEMBER 31, 1993    DECEMBER 31, 1994    DECEMBER 31, 1995        JUNE 30, 1996
-------------------------------   -----------------    -----------------    -----------------    ----------------------
New York.......................         74.8%                80.9%                73.8%                   62.5%
New Jersey.....................         14.9%                10.6%                 8.1%                    6.4%
Illinois.......................          0.1%                 0.9%                 2.2%                    4.5%
Pennsylvania...................          3.5%                 3.0%                 4.3%                    3.5%
Michigan.......................          2.6%                 1.0%                 0.7%                    3.4%
Ohio...........................          0.2%                 0.1%                 0.9%                    3.2%
Massachusetts..................          0.0%                 0.0%                 0.8%                    2.9%
North Carolina.................          0.0%                 0.1%                 1.4%                    2.2%
Missouri.......................          0.0%                 0.0%                 0.6%                    1.7%
Florida........................          0.0%                 0.3%                 0.5%                    1.6%
All Other......................          3.9%                 3.1%                 6.7%                    8.1%


     Broker and Correspondent Marketing. Throughout its history Delta has been successful in establishing and maintaining relationships with brokers and correspondents interested in offering non-conforming mortgage products to their clientele, and management believes that this success is primarily attributable to the quality of service the Company provides to its network of brokers and correspondents. See '--Business Strategy-- Continuing to Provide Quality Service.'



     Delta typically initiates contact with a broker or correspondent through Delta's Business Development Department which is comprised of 18 business development representatives supervised by a senior officer with over ten years of sales and marketing experience in the industry. The Company usually hires business development representatives who have contacts with brokers and correspondents that originate nonconforming mortgage loans within their geographic territory. The business development representatives are responsible for developing and maintaining the Company's broker and correspondent networks within their geographic territory by frequent visits to the broker or correspondent, communicating the Company's underwriting guidelines, disseminating new product information and pricing changes, and by a continuing commitment to understanding the needs of the customer. The business development representatives attend industry trade shows and are a source of information to Delta concerning products and pricing offered by competitors and new market entrants, all of which assists Delta in refining its programs and product offerings in order to offer competitive service. Business development representatives are compensated with a base salary and commissions based on the volume of loans purchased or originated as a result of their efforts.

     Approval Process. Before a broker or correspondent becomes part of Delta's network, it must go through an approval process. Once approved, brokers and correspondents may immediately begin submitting applications and/or loans to Delta.

     To be approved, a broker must demonstrate that it is properly licensed and registered in the state in which it seeks to transact business, submit to a credit check, and sign a standard broker agreement with Delta. A correspondent is eligible to submit loans to Delta for purchase only after an extensive investigation of the prospective correspondent's lending operations including an on-site visit, a review of the correspondent's financial statements for the prior two years, a credit report on the correspondent, a review of sample loan documentation, and business references provided by the correspondent. Once approved, Delta requires that each correspondent sign an Agreement of Purchase and Sale in which the correspondent makes representations and warranties governing both the mechanics of doing business with Delta and the quality of the loan submissions themselves. Delta also performs an annual review of each approved correspondent in order to ensure continued compliance with legal requirements and that lending operations and financial information continue to meet Delta's standards. In addition, Delta regularly reviews the performance of loans originated or purchased through its brokers or correspondents.


     Brokers. For the year ended December 31, 1995, the Company's broker network accounted for $175.7 million or 61% of Delta's loan purchases and originations compared to $81.4 million or 68% of Delta's loan purchases and originations for the year ended December 31, 1994. During the six months ended June 30, 1996, the Company's broker network accounted for $135.6 million or 56% of Delta's loan purchases and originations. No single broker contributed more than 6.2% or 12.6% of Delta's total purchases and originations in 1995 and the first six months of 1996, respectively.


     Once approved, a broker may submit loan applications for prospective borrowers to Delta. To process broker submissions, Delta's broker originations area is organized into teams, consisting of loan officers and processors, which are generally assigned to specific brokers. Because Delta operates in a highly competitive environment where brokers may submit the same loan application to several prospective lenders simultaneously, Delta strives to provide brokers with a rapid and informed response. Loan officers analyze the application and provide the broker with a preliminary approval, subject to final underwriting approval, or a denial, typically within one business day. If the application is approved by the Company's underwriters, a 'conditional approval' will be issued to the broker with a list of specific conditions to be met and additional documents to be supplied prior to funding the loan. The loan officer and processor team will then work directly with the submitting broker to collect the requested information and meet all underwriting conditions. In most cases, the Company funds loans within 14 to 21 days after preliminary approval of the loan application. In the case of a denial, Delta will make all reasonable attempts to ensure that there is no missing information concerning the borrower or the application that might change the decision on the loan.


     The Company compensates its loan officers, who on a loan-by-loan basis are the primary relationship contacts with the brokers, predominantly on a commission basis. The Company believes its primarily commission-based compensation for loan officers gives it a competitive advantage over its competitors, who, the Company believes, typically assign non- or lower-commissioned processors to handle this function. Furthermore, all of the Company's loan officers must complete an extensive 9 to 12 month training program to attain the level of knowledge and experience integral to the Company's commitment to providing the highest quality service for brokers. Management believes that by maintaining an efficient, trained and experienced staff, it has addressed two central factors which determine where a broker sends its business: (i) the speed with which a lender closes loans and (ii) the lender's knowledge concerning the broker and his business and (iii) the support a lender provides.


     Correspondents. For the year ended December 31, 1995, Delta's correspondent network accounted for $112.1 million or 39% of Delta's loan purchases and originations, compared to $38.3 million or 32% of Delta's loan purchases and originations for the year ended December 31, 1994. During the six months ended June 30, 1996, Delta's correspondent network accounted for $108.5 million or 44% of Delta's loan purchases and originations. No single correspondent contributed more than 6.3% or 3.8% of Delta's total loan purchases and originations in 1995 or the first six months of 1996, respectively.

     An approved correspondent is a licensed mortgage banker or savings and loan who sells loans to Delta which the correspondent has originated, processed, closed and funded in its own name in conformity with Delta's underwriting standards. The loans are sold to Delta either on an individual flow basis or in block sales. When selling on a flow basis, a correspondent will typically seek a preapproval from Delta prior to closing the loan, and Delta will approve the loan based on a partial or full credit package, stipulating for any items needed to complete the package in adherence to Delta's underwriting guidelines. On a block sale, a correspondent will offer a group of loans to Delta for sale (not necessarily loans that have been preapproved), and Delta will underwrite and purchase those loans in the block that meet Delta's underwriting criteria. As with the broker network, Delta's Correspondent Division has a commitment to quick and knowledgeable service, and is staffed by some of the most capable mortgage professionals within the Company.

  Loan Underwriting


     All of Delta's brokers and correspondents are provided with the Company's underwriting guidelines. Loan applications received from brokers and correspondents are classified according to certain characteristics, including but not limited to: condition and location of the collateral, credit history of the applicant, ability to pay, loan-to-value ratio and general stability of the applicant in terms of employment history and time in residence. Delta has established classifications with respect to the credit profile of the applicant, and each loan is placed into one of four letter ratings 'A' through 'D', with subratings within those categories. Terms of loans made by Delta, as well as maximum loan-to-value ratios and debt-to-income ratios, vary depending on the applicant's classification. Loan applicants with less favorable credit ratings are generally offered loans with higher interest rates and lower loan-to-value ratios than applicants with more favorable credit ratings. The general criteria used by Delta's underwriting staff in classifying loan applicants are set forth below.


               UNDERWRITING CRITERIA OF DELTA FUNDING CORPORATION


                             'A' RISK              'B' RISK               'C' RISK               'D' RISK
                       ---------------------  ---------------------  ---------------------  ---------------------
                         EXCELLENT CREDIT
                              HISTORY          GOOD OVERALL CREDIT    GOOD TO FAIR CREDIT    FAIR TO POOR CREDIT
                       ---------------------  ---------------------  ---------------------  ---------------------
Existing mortgage
  history............  Current at             Current at             Up to 30 days          Mortgage rating not a
                       application time and   application time and   delinquent at          factor
                       a maximum of two       a maximum of four      application time and
                       30-day late payments   30-day late payments   a maximum of four
                       in the last 12 months  in the last 12 months  30-day late payments, two 60-day late
                                                                     payments and one
                                                                     90-day late payment
                                                                     in the last 12 months
Other credit.........  Minor 30-day late      Some slow pays         Slow pays, some open   Not a factor.
                       items allowed with a   allowed but majority   delinquencies          Derogatory credit
                       letter of              of credit and          allowed. Isolated      must be paid with
                       explanation; no open   installment debt paid  charge-offs,           proceeds. Must
                       collection accounts,   as agreed. Small       collection accounts    demonstrate ability
                       charge-offs,           isolated charge-offs,  or judgments case-by-  to pay
                       judgments              collections, or        case
                                              judgments allowed
                                              case-by-case
Bankruptcy filings...  Discharged more than   Discharged more than   Discharged more than   May be open at
                       four years prior to    three years prior to   one year prior to      closing, but must be
                       closing and excellent  closing and excellent  closing and good       paid off with
                       reestablished credit   reestablished credit   reestablished credit   proceeds
Debt Service to
  Income ratio.......  Generally 45% or less  Generally 50% or less  Generally 50% or less  Generally 50% or less
Maximum loan-to-value
  ratio:

  Owner-occupied.....  Generally 80% (up to   Generally 80% (up to   Generally 75% (up to   Generally 65% (up to
                       90%*) for a one- to    85%*) for a one- to    80%*) for a one- to    70%*) for a one- to
                       four-family residence  four-family residence  four-family residence  four-family residence
  Non-owner            Generally 70% (up to   Generally 70% (up to   Generally 65% (up to   Generally 55% (up to
    occupied.........  80%*) for a one- to    80%*) for a one- to    75%*) for a one- to    60%*) for a one- to
                       four-family residence  four-family residence  four-family residence  four-family residence
Employment...........  Minimum 2 years        Minimum 2 years        Minimum 2 years        No minimum required
                       employment in the      employment in the      employment in the
                       same field             same field             same field


------------------
* On an exception basis

     Delta uses the foregoing categories and characteristics as guidelines only. On a case-by-case basis, the Company may determine that the prospective borrower warrants an exception, if sufficient compensating factors exist. Examples of such compensating factors are: low loan-to-value ratio, low debt ratio, long-term stability of employment and/or residence, excellent payment history on past mortgages, or a significant reduction in monthly housing expenses.


     The following table sets forth certain information with respect to Delta's purchases and originations of first and second mortgage loans by borrower classification, along with weighted average coupons, for the periods shown.


                                                PERCENT
YEAR            CREDIT          TOTAL           OF TOTAL         WAC(1)         WLTV(2)
--------        ------         --------         --------         ------         -------
1993               A           $ 15,221            14.8%         10.9%           56.9%
                   B             17,177            16.7%         11.8%           54.6%
                   C             31,621            30.7%         12.9%           51.7%
                   D             39,044            37.9%         14.2%           48.3%
                               --------         --------         ------         -------
       Totals                  $103,063           100.0%         12.9%           51.7%
                               --------         --------         ------         -------
                               --------         --------         ------         -------
1994               A           $ 35,121            29.3%         10.8%           58.9%
                   B             38,575            32.2%         11.7%           56.4%
                   C             25,562            21.3%         12.8%           52.9%
                   D             20,491            17.1%         14.3%           49.3%
                               --------         --------         ------         -------
       Totals                  $119,748           100.0%         12.1%           55.2%
                               --------         --------         ------         -------
                               --------         --------         ------         -------
1995               A           $ 89,830            31.2%         10.7%           66.8%
                   B            124,954            43.4%         11.6%           64.5%

                   C             37,190            12.9%         12.8%           59.6%
                   D             35,831            12.4%         14.5%           53.2%
                               --------         --------         ------         -------
       Totals                  $287,805           100.0%         11.8%           63.2%
                               --------         --------         ------         -------
                               --------         --------         ------         -------
1996(3)            A           $ 71,381            29.2%         10.3%           71.4%
                   B             94,012            38.5%         11.0%           68.5%
                   C             57,889            23.7%         12.1%           64.3%
                   D             20,810             8.5%         13.9%           55.9%
                               --------         --------         ------         -------
       Totals                  $244,093           100.0%         11.3%           67.3%
                               --------         --------         ------         -------
                               --------         --------         ------         -------

------------------
(1) Weighted Average Coupon ('WAC').
(2) Weighted Average Initial Loan-to-Value Ratio ('WLTV').

(3) Six months ended June 30, 1996.


     Assessment of an applicant's ability and willingness to pay is one of the principal elements in distinguishing Delta's lending specialty from methods employed by traditional lenders, such as savings and loans and commercial banks. All lenders utilize debt ratios and loan-to-value ratios in the approval process. Many lenders simply use software packages to score an applicant for loan approval and fund the loan after auditing the data provided by the borrower. In contrast, Delta employs experienced non-conforming mortgage loan credit underwriters to scrutinize the applicant's credit profile and to evaluate whether an impaired credit history is a result of adverse circumstances or a continuing inability or unwillingness to meet credit obligations in a timely manner. Personal circumstances including divorce, family illnesses or deaths and temporary job loss due to layoffs and corporate downsizing will often impair an applicant's credit record.

     Delta has a staff of 25 underwriters, with an average of more than seven and one-half years of non-conforming underwriting experience. At present, all underwriting functions are centralized in its Woodbury, New York office. Delta does not delegate underwriting authority to any broker or correspondent. Delta's Underwriting Department functions independently of its Business Development and Mortgage Origination Departments and does not report to any individual directly involved in the origination process. No underwriter at Delta is compensated on an incentive or commission basis.

     Delta has instituted underwriting checks and balances that are designed to ensure that every loan is reviewed and approved by a minimum of two underwriters, with certain higher loan amounts requiring a third approval. Management believes that by requiring each file be seen by a minimum of two underwriters, a high degree of accuracy and quality control is ensured throughout the underwriting process and before funding.

     Delta's underwriting of every loan submitted consists not only of a thorough credit review, but also (i) a separate appraisal review conducted by Delta's Appraisal Review Department, and, (ii) a full compliance review, to ensure that all documents have been properly prepared, all applicable disclosures given in a timely fashion, and proper compliance with all federal and state regulations. Appraisals are performed by third party, fee-based appraisers or by the Company's staff appraisers and generally conform to current FNMA/FHLMC secondary market requirements for residential property appraisals. Each such appraisal includes, among other things, an inspection of the exterior of the subject property and, where available, data from sales within the preceding 12 months of similar properties within the same general location as the subject property. In addition, in certain situations, the Company also obtains broker price opinions from independent real estate agents.

     Delta performs a thorough appraisal review on each loan prior to closing or prior to purchasing. While Delta recognizes that the general practice by conventional mortgage lenders is to perform only drive-by appraisals after closings, management believes this practice does not provide sufficient protection. In addition to reviewing each appraisal for accuracy, the Company accesses other sources to validate sales used in the appraisal to determine market value. These sources include: interfacing with Multiple Listing Services and Comps, Inc. to access current sales and listing information; its own in-house database which contains comparable sales from all appraisals ordered by Delta during the past eight years; and other sources for verification, including broker price opinions and market analyses by local real estate agents.


     Post closing, in addition to its normal due diligence, the Company randomly selects one out of every ten appraisals, and performs its own drive-by appraisal. This additional step gives the Company an added degree of comfort with respect to appraisers with which the Company has had limited experience. Delta actively tracks all appraisers from which it accepts appraisals for quality control purposes and does not accept work from appraisers who have not conformed to its review standards.



     Upon completion of underwriting and processing of a Brokered Loan, the closing of the loan is scheduled with a closing attorney or agent approved by Delta. The closing attorney or agent is responsible for completing the loan closing transaction in accordance with applicable law and Delta's operating procedures. Title insurance that insures Delta's interest as mortgagee and evidence of adequate homeowner's insurance naming Delta as an additional insured party are required on all loans.


     The Company performs a post-funding quality control review to monitor and evaluate the Company's loan origination policies and procedures. The Quality Control Department is separate from the Underwriting Department, and reports directly to a member of senior management.



     On a monthly basis, at least 10% of all loan originations and purchases are subjected to a full quality control re-underwriting and review, the results of which are reported to senior management. Discrepancies noted by the audit are analyzed and corrective actions are instituted. A typical quality control review currently includes: (a) obtaining a new drive-by appraisal for each property;
(b) running a new credit report from a different credit report agency; (c) reviewing loan applications for completeness, signatures, and for consistency with other processing documents; (d) obtaining new written verification of income and employment; (e) obtaining new written verification of mortgage to re-verify any outstanding mortgages; and (f) analyzing the underwriting and program selection decisions. The quality control process is updated from time to time as the Company's policies and procedures change.


  Loan Sales


     Delta sells substantially all the loans it originates or purchases through one of two methods: (i) securitizations, which involve the private placement or public offering of pass-through mortgage-backed securities, and (ii) whole loan sales, which include the sale of blocks of individual loans to institutional or individual investors. Since 1991, the Company has sold $1.0 billion of the loans it originated or purchased through securitization and $54.6 million of loans through whole loan sales.



     Securitizations. To date, Delta has completed 12 securitizations. The following table sets forth certain information with respect to Delta's securitizations by offering size, which includes prefunded amounts, weighted average pass-through rate and credit rating of securities sold.



                               OFFERING SIZE    WEIGHTED AVERAGE      CREDIT RATING OF
SECURITIZATION    COMPLETED     (MILLIONS)      PASS-THROUGH RATE    SECURITIES SOLD(1)
--------------    ---------    -------------    -----------------    ------------------
1991-1            02/22/91        $  92.4              9.000%              AAA/Aaa
1991-2            12/12/91        $  50.6              7.850%              AAA/Aaa
1992-1            11/25/92        $  64.1              7.875%              AAA/Aaa
1993-1            03/31/93        $  27.4              6.850%              AAA/Aaa
1993-3            08/31/93        $  31.6              6.180%              AAA/Aaa
1993-4            12/15/93        $  30.0              6.380%              AAA/Aaa
1994-1            03/30/94        $  30.0              6.950%              AAA/Aaa
1994-2            10/26/94        $  60.0              8.310%              AAA/Aaa
1995-1            05/10/95        $  80.0              7.527%              AAA/Aaa

1995-2            11/30/95        $ 150.0              6.791%              AAA/Aaa
1996-1            06/12/96        $ 225.0              6.598%              AAA/Aaa
1996-2             9/26/96        $ 180.0              6.658%              AAA/Aaa


------------------
(1) Ratings by Standard & Poor's and Moody's, respectively


     Outstanding securitizations include three public and nine private offerings. When Delta securitizes loans, it sells a portfolio of loans to a trust (the 'Home Equity Loan Trust') and issues classes of certificates representing an undivided ownership interest in the Home Equity Loan Trust. In its capacity as servicer for each securitization, the Company collects and remits principal and interest payments to the appropriate Home Equity Loan Trust which in turn passes through payments to certificate owners. In the 1995-2, 1996-1 and 1996-2 transactions, Delta retained 100% of the interests in the interest-only and residual classes of certificates. The Company will continue to retain the interest-only and residual certificates as long as, in management's opinion, this practice maximizes earnings and is consistent with the Company's liquidity requirements.


     Each Home Equity Loan Trust has the benefit of a financial guaranty insurance policy from a monoline insurance company, which insures the timely payment of interest and the ultimate payment of principal of the investor certificate. In addition to such insurance policies, the Excess Servicing is applied as an additional payment of principal of the investor certificates, thereby accelerating the amortization of the investor certificates relative to the amortization of the loans. This use of the Excess Servicing creates over-collateralization (i.e., the principal amount of the loans exceeds the principal amount of the investor certificates). Once the level of over-collateralization reaches a pre-determined level set by the monoline insurance company, the use of Excess Servicing to create over-collateralization stops unless it subsequently become necessary to again obtain or maintain the required level of over-collateralization. Over-collateralization is intended to create a source of cash (the payments on the 'extra' loans) to absorb losses prior to making a claim on the financial guaranty insurance policy. To date, no claims have been made on the financial guarantee insurance policies for any of the Company's securitizations.

     Delta may be required either to repurchase or to replace loans which do not conform to the representations and warranties made by Delta in the pooling and servicing agreement entered into when the portfolio of loans are sold through a securitization. To date, Delta has not had to make any such repurchases or replacements. Delta intends to continue to conduct loans sales through securitization, either in private placements or in public offerings, when market conditions are attractive for such loan sales.


     Whole Loan Sales Without Recourse. The Company has determined from time to time that some of its 'A' loans and higher loan-to-value ratio loans receive better execution by being sold on a whole loan, servicing released, non-recourse basis to third party institutions. The Company does not incur any future loss on loans sold through this method. The Company intends to continue this practice as long as it is deemed to be more profitable for the Company. For the calendar year 1995 and in the first six months of 1996, Delta sold $17.6 million and $11.2 million which represents 6.1% and 4.6%, respectively, of its originations and purchases.

     Whole Loan Sales With Recourse. Prior to 1991, Delta combined mortgage loans into pools and sold those pools as well as individual mortgage loans directly to a network of commercial banks, savings and loans, insurance companies, pension funds and accredited investors. Delta generally sold these pools or individual loans for 100% of the principal balance and negotiated the pass-through rate of interest to be paid to the investor with the excess interest retained by Delta. Delta sold loans to investors with recourse whereby Delta would repurchase any loan which became REO property. This obligation is subject to various terms and conditions, including, in some instances, a time limit. At June 30, 1996, there were approximately $22.9 million of loans which Delta could be required to repurchase in the future should such loans become REO property.

  Loan Servicing and Collections


     Delta has been servicing loans since its inception in 1982, and Delta has serviced or is servicing substantially all of the loans that it has originated or purchased. Servicing involves, among other things, collecting payments when due, remitting payments of principal and interest and furnishing reports to the current owners of the loans and enforcing such owners rights with respect to the loans, including, recovering delinquent payments, instituting foreclosure and liquidating the underlying collateral. The Company receives a servicing fee for servicing residential mortgage loans of 0.65% per annum on the declining principal balance of all loans sold through securitization and on the declining principal balance of the loans sold to investors on a recourse basis, which servicing fees are collected out of the monthly mortgage payments. Management believes that servicing the Company's own portfolio enhances certain operating efficiencies and provides an additional and profitable revenue stream that is less cyclical than the business of originating and purchasing loans. As of June 30, 1996, Delta had a servicing portfolio of $624.1 million of loans.


     Delta services all loans out of its headquarters in Woodbury, New York, utilizing a leading 'in-house' loan servicing system ('LSAMS') which it purchased in 1995. LSAMS replaced Delta's former 'service bureau' loan servicing system, and has provided Delta with considerably more flexibility to adapt the system to Delta's specific needs as a nonconforming home equity lender. As such, Delta has achieved significant cost efficiencies by automating a substantial number of previously manual servicing procedures and functions since its conversion to LSAMS on July 1, 1995. Management believes that even greater cost efficiencies can be realized through further automation provided by LSAMS, which runs on an IBM AS-400 base.


     At the same time that it upgraded its primary servicing system, Delta purchased a default management sub-servicing system ('TPLS')--with separate 'modules' for foreclosure, bankruptcy, and REO--to provide it with the ability to more efficiently monitor and service loans in default. These sub-servicing modules provide detailed tracking of all key events in foreclosure and bankruptcy on a loan-by-loan and portfolio-wide basis; the ability to track and account for all pre- and post-petition payments received in bankruptcy from the borrower and/or trustee; and the ability to monitor, market and account for all aspects necessary to liquidate an REO property after foreclosure. Additionally, Delta's Management Information Systems Department has created a market value analysis program to run with LSAMS, and provides Delta with the ability to monitor its equity position on a loan-by-loan and/or portfolio-wide basis.

     Centralized controls and standards have been established by Delta for the servicing and collection of mortgage loans in its portfolio. Delta revises such policies and procedures from time to time in connection with changing economic and market conditions and changing legal and regulatory requirements.

     Delta's collections policy is designed to identify payment problems sufficiently early to permit Delta to quickly address delinquency problems and, when necessary, to act to preserve equity in a preforeclosure property. Delta believes that these policies, combined with the experience level of independent appraisers engaged by Delta, help to reduce the incidence of charge-offs of a first or second mortgage loan.

     Borrowers are billed on a monthly basis in advance of the due date. Collection procedures commence upon identification of a past due account by Delta's automated servicing system. If timely payment is not received, LSAMS automatically places the loan in the assigned collector's 'auto queue' and collection procedures are generally initiated on the day immediately following the payment due date for chronic late payers, or the day immediately following the end of the grace period for those borrowers who usually pay within the grace period or shortly thereafter. LSAMS automatically queues up each loan in the assigned collector's 'auto queue' at one of these two dates based upon a particular borrower's payment history over the prior 12 months. The account remains in the queue unless and until a payment is received, at which point LSAMS automatically removes the loan from that collector's auto queue until the next month's payment is due and/or becomes delinquent.

     When a loan appears in a collector's auto queue, a collector will telephone to remind the borrower that a payment is due. Follow-up telephone contacts are attempted until the account is current or other payment arrangements have been made. Standard form letters are utilized when attempts to reach the borrower by telephone fail and/or, in some circumstances, to supplement the phone contacts. During the delinquency period, the collector will continue to contact the borrower. Company collectors have computer access to telephone numbers, payment histories, loan information and all past collection notes. All collection activity, including the date collection letters were sent and detailed notes on the substance of each collection telephone call, is entered into a permanent collection history for each account on LSAMS. Additional guidance with the collection process is derived through frequent communication with Delta's senior management.


     For those loans in which collection efforts have been exhausted without success, the Pre-foreclosure Manager recommends the loans be sent to foreclosure at one of two Foreclosure Committee Meetings held each month. At each such committee meeting, the Pre-foreclosure Manager meets with the Foreclosure Manager and a member of the Executive Department, to determine whether foreclosure proceedings are appropriate based upon their analysis of all relevant factors, including a market value analysis, reason for default and efforts by the borrower to cure the default.


     Regulations and practices regarding the liquidation of properties (e.g., foreclosure) and the rights of a borrower in default vary greatly from state to state. As such, all foreclosures are assigned to outside counsel, located in the same state as the secured property. Bankruptcies filed by borrowers are similarly assigned to appropriate local counsel. All aspects of foreclosures and bankruptcies are closely monitored by Delta through its TPLS sub-servicing loan system described above and through monthly status reports from attorneys.

     Prior to foreclosure sale, Delta performs an in-depth market value analysis on all defaulted loans. This analysis includes: (i) a current valuation of the property obtained through a drive-by appraisal or Broker's Price Opinion conducted by an independent appraiser and/or a broker from Delta's network of real estate brokers, complete with a description of the condition of the property, recent price lists of comparable properties, recent closed comparables, estimated marketing time and required or suggested repairs, and an estimate of the sales price; (ii) an evaluation of the amount owed, if any, for real estate taxes; (iii) an evaluation of the amount owed, if any, to a senior mortgagee; and (iv) estimated carrying costs, brokers' fee, repair costs and other related costs associated with real estate owned properties. Delta bases the amount it will bid at foreclosure sales on this analysis.

     If Delta acquires title to a property at a foreclosure sale or otherwise, the REO Department immediately begins working the file by obtaining an estimate of the sale price of the property by sending at least two local real estate brokers to inspect the premises, and then hiring one to begin marketing the property. If the property is not vacant when acquired, local eviction attorneys are hired to commence eviction proceedings and/or negotiations are held with occupants in an attempt to get them to vacate without incurring the additional time and cost of eviction. Repairs are performed if it is determined that they will increase the net liquidation proceeds, taking into consideration the cost of repairs, the carrying costs during the repair period and the marketability of the property both before and after the repairs.

     Delta's loan servicing software also tracks and maintains homeowners' insurance information and tax and insurance escrow information. Expiration reports are generated bi-weekly listing all policies scheduled to expire within the next 15 days. When policies lapse, a letter is issued advising the borrower of such lapse and notifying the borrower that Delta will obtain force-placed insurance at the borrower's expense. Delta also has an insurance policy in place that provides coverage automatically for Delta in the event that Delta fails to obtain force-placed insurance.

     The following table sets forth information relating to the delinquency and loss experience of Delta for its servicing portfolio of mortgage loans for the periods indicated.



                                                            YEAR ENDED DECEMBER 31,                SIX MONTHS
                                                  --------------------------------------------        ENDED
                                                      1993            1994            1995        JUNE 30, 1996
                                                  ------------    ------------    ------------    -------------
Total Outstanding Principal Balance (at period
  end).........................................   $292,700,193    $310,228,743    $468,846,079    $ 624,097,051
Average Outstanding(1).........................   $282,482,792    $300,678,046    $373,384,417    $ 555,347,369
DELINQUENCY (at period end)
30-59 Days:
  Principal Balance............................   $ 21,124,005    $ 22,569,938    $ 35,052,951    $  33,367,677
  Percent(2)...................................           7.22%           7.28%           7.48%            5.35%
60-89 Days:
  Principal Balance............................   $  7,551,379    $  6,398,055    $  8,086,230    $   9,727,343
  Percent(2)...................................           2.58%           2.06%           1.72%            1.56%
90 Days or More:
  Principal Balance............................   $ 10,823,367    $  6,517,506    $  6,748,061    $   5,915,799
  Percent(2)...................................           3.70%           2.10%           1.44%            0.95%
Total Delinquencies:
  Principal Balance............................   $ 39,498,751    $ 35,485,499    $ 49,887,242    $  49,010,819
  Percent(2)...................................          13.49%          11.44%          10.64%            7.85%
FORECLOSURES
  Principal Balance............................   $ 14,311,077    $ 20,768,336    $ 23,506,751    $  28,942,764
  Percent of Foreclosures by Dollar(2).........           4.89%           6.69%           5.01%            4.64%
REO (at period end)............................   $  1,359,537    $  1,926,922    $  4,020,295    $   4,234,459
Net gains/(losses) on liquidated loans.........   $    (88,994)   $   (720,872)   $ (2,457,982)   $  (1,505,024)
Percentage of net gains/(losses) on liquidated
  loans (based on Average Outstanding Principal
  Balance).....................................          (0.03)%         (0.24)%         (0.66)%          (0.54)%(3)


------------------
(1) Calculated by summing the actual outstanding principal balances at the end of each month and dividing the total by the number of months in the applicable period.
(2) Percentages are expressed based upon the total outstanding principal balance at the end of the indicated period.
(3) Annualized.


COMPETITION



     As an originator and purchaser of mortgage loans, the Company faces intense competition, primarily from mortgage banking companies, commercial banks, credit unions, savings and loans, credit card issuers and finance companies. Many of these competitors in the financial services business are substantially larger and have more capital and other resources than the Company. Competition can take many forms, including convenience in obtaining a loan, service, marketing and distribution channels and interest rates. Furthermore, the current level of gains realized by the Company and its competitors on the sale of the type of loans originated and purchased is attracting additional competitors into this market with the effect of lowering the gains that may be realized by the Company on future loan sales. In addition, greater investor acceptance of securities backed by loans comparable to the Company's mortgage loans and greater availability of information regarding the prepayment and default experience of such loans creates greater efficiencies in the market for such securities. Such efficiencies may create a desire for even larger transactions giving companies with greater volumes of originations a competitive advantage. In addition, a more efficient market for such securities may lead certain investors to purchase securities backed by other types of assets where potential returns may be greater. Competition may be affected by fluctuations in interest rates and general economic conditions. During periods of rising rates, competitors which have 'locked in' low borrowing costs may have a competitive advantage. During periods of declining rates, competitors may solicit the Company's borrowers to refinance their loans. During economic slowdowns or recessions, the Company's borrowers may have new financial difficulties and may be receptive to offers by the Company's competitors.

     Furthermore, certain large national finance companies and conforming mortgage originators have announced their intention to adapt their conforming origination programs and allocate resources to the origination of non-conforming loans. In addition, certain of these larger mortgage companies and commercial banks have begun to offer products similar to those offered by the Company, targeting customers similar to those of the Company. The entrance of these competitors into the Company's market could have a material adverse effect on the Company's results of operations and financial condition.

REGULATION

     Delta's business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. Delta's consumer lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), ECDA, the Fair Credit Reporting Act of 1970, as amended, RESPA, and Regulation X, the Home Mortgage Disclosure Act and the Federal Debt Collection Practices Act, as well as other federal and state statutes and regulations affecting Delta's activities. Delta is also subject to the rules and regulations of, and examinations by HUD and state regulatory authorities with respect to originating, processing, underwriting and servicing loans. These rules and regulations, among other things, impose licensing obligations on Delta, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status, termination or suspension of servicing contracts without compensation to the servicer, demands for indemnifications or mortgage loans repurchases, certain rights of rescission for mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions. Delta believes that it is in compliance in all material respects with applicable federal and state laws and regulations.

ENVIRONMENTAL MATTERS

     To date, Delta has not been required to perform any investigation or clean up activities, nor has it been subject to any environmental claims. There can be no assurance, however, that this will remain the case in the future. In the ordinary course of its business, Delta from time to time forecloses on properties securing loans. Although Delta primarily lends to owners of residential properties, there is a risk that Delta could be required to investigate and clean up hazardous or toxic substances or chemical releases at such properties after acquisition by Delta, and may be held liable to a governmental entity or to third parties for property damage, personal injury and investigation and cleanup costs incurred by such parties in connection with the contamination. In addition, the owner or former owners of a contaminated site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from such property.

EMPLOYEES

     As of June 30, 1996, Delta had a total of 294 employees, 278 of whom were working at its Woodbury, New York headquarters. None of Delta's employees is covered by a collective bargaining agreement. Delta considers its relations with its employees to be good.

PROPERTIES


     Delta's executive and administrative offices, including its servicing operation and full-service production office, are located at 1000 Woodbury Road, Suite 200, Woodbury, New York 11797, where Delta leases approximately 55,000 square feet of office space at an aggregate annual rent of approximately $965,000. The lease provides for certain scheduled rent increases and expires in 2004.



     Delta maintains a full service office in Atlanta, Georgia and business development offices in New Jersey; Missouri; Virginia; Pennsylvania; Ohio (2); Michigan (2); and Rhode Island.



LEGAL PROCEEDINGS

     Delta is a party to various routine legal proceedings arising out of the ordinary course of its business. Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the results of operations or financial condition of Delta.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the current directors and executive officers of the Company.

NAME                                            AGE    POSITION WITH THE COMPANY
---------------------------------------------   ---    -------------------------------------------------
Sidney A. Miller.............................   62     Chairman of the Board of Directors
Hugh I. Miller...............................   32     Chief Executive Officer, President and Director
Richard Blass................................   33     Senior Vice President and Director
Martin D. Payson.............................   60     Proposed Director
Arnold B. Pollard............................   54     Proposed Director
Irwin Fein...................................   60     Chief Financial Officer, Treasurer and Secretary
Christopher Donnelly.........................   36     Senior Vice President
Teresa E. Ginter.............................   57     Senior Vice President
Randall F. Michaels..........................   37     Senior Vice President
Frank Pellegrin..............................   46     Senior Vice President

     SIDNEY A. MILLER is the founder of the Company and the Chairman of the Board of Directors. Mr. Miller has been involved in the mortgage banking industry since 1974. Prior to 1974, Mr. Miller was involved in life insurance, financial and corporate planning. Mr. Miller is also a director of the Home Equity Lenders Leadership Organization and the National Home Equity Mortgage Association, as well as an Associate Trustee of North Shore University Hospital and other philanthropic organizations.

     HUGH I. MILLER is the Chief Executive Officer, President and a Director of the Company. Mr. Miller has been employed by the Company since 1985 and has been President since 1991. From 1985 to 1990, Mr. Miller served as an Executive Vice President of the Company responsible for all phases of the Company's business. Hugh I. Miller is the son of Sidney A. Miller.


     RICHARD BLASS is a Senior Vice President of Finance and Securitization and was elected a Director of the Company in August 1996. Mr. Blass joined the Company in 1992. Prior to being employed by Delta, Mr. Blass was a money market and derivatives trader at Citicorp Securities Markets Inc.



     MARTIN D. PAYSON will be elected a Director of the Company prior to the date of the Prospectus. Mr. Payson served as Vice Chairman of Time Warner, Inc. from January 1990 until December 1992. Prior to the merger of Time Inc. and Warner Communications, Inc., Mr. Payson held the position of Office of the President and General Counsel of Warner Communications, Inc., of which he also was a Director for 14 years. Currently, Mr. Payson is also a director of Renaissance Communications, Corp., a communications company, Meridian Sports

Incorporated, a boating and sports equipment company, Unapix Entertainment Inc., a media/communications company, all publicly-held companies, and these privately-held companies: Latin Communications Group Inc., Ithaca Holdings Inc., and SCUUL Ltd.



     ARNOLD B. POLLARD, Ph.D. will be elected a Director of the Company prior to the date of the Prospectus. Since 1993, Dr. Pollard has been the President and Chief Executive Officer of Chief Executive Group, which publishes 'Chief Executive' magazine. For nearly 20 years, Dr. Pollard has been President of Decision Associates, a management consulting firm specializing in organizational strategy and structure. Dr. Pollard was a founding member of the Strategic Decision Analysis Group of SRI, a company engaged in management consulting and contract research. From 1989 to 1991, Dr. Pollard served as Chairman and Chief Executive Officer of Biopool International, a biodiagnostic company focusing on blood related testing. Dr. Pollard is also a director of GKN Securities, Inc., a brokerage firm, a public company, and The Landry Service Co., Inc., a private company. He also serves on the advisory board of Simply Interactive, Inc., a private company.



     IRWIN FEIN is the Chief Financial Officer, Secretary and Treasurer of the Company. Prior to his employment by the Company in 1987, Mr. Fein was employed by ITT Corporation, the National Broadcasting Company and General Electric Corporation.

     CHRISTOPHER DONNELLY is a Senior Vice President of the Company. Mr. Donnelly joined the Company in 1987 and since 1991, has been responsible for supervising all aspects of credit and underwriting including the Broker and Correspondent Divisions and Appraisal Review. From 1989 to 1991, Mr. Donnelly served as Assistant Manager of Originations.



     TERESA E. GINTER is a Senior Vice President of the Company. Ms. Ginter has been with the Company since its inception. Ms. Ginter's primary responsibilities include supervising the internal operations of the Broker Division.



     RANDALL F. MICHAELS is a Senior Vice President and National Sales Manager. Mr. Michaels joined Delta in 1995. Mr. Michaels has over 14 years experience in the nonconforming mortgage loan markets. Prior to joining Delta, Mr. Michaels was Regional Sales Manager of Quality Mortgage/Express Funding Inc., a mortgage finance company, for two years and, before that, Regional Sales Manager for American Funding Group, a mortgage finance company, for six years.



     FRANK PELLEGRIN is a Senior Vice President and Servicing Manager. Mr. Pellegrin joined the Company in early 1996. Mr. Pellegrin has been involved in the mortgage banking industry for 24 years. From 1979 to 1995, Mr. Pellegrin served as Senior Vice President in charge of servicing and data processing of Mid-Coast Mortgage Company.

     The directors are divided into three classes, denominated Class I, Class II and Class III, with the terms of office of each class expiring at the 1997, 1998 and 1999 annual meeting of stockholders, respectively. At each annual meeting following such initial classification and election, directors elected to succeed those directors whose terms expire will be elected for a term to expire at the third succeeding annual meeting of stockholders after their election. The directors will initially be divided into classes as follows: Class I--Arnold B. Pollard and Richard Blass, Class II--Martin D. Payson and Sidney A. Miller, and Class III--Hugh I. Miller. All officers are appointed by and serve, subject to the terms of their employment agreements, if any, at the discretion of the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS


     The Board of Directors has established, or will establish prior to the Offering, three standing committees: the Executive Committee, the Compensation Committee and the Audit Committee. Sidney Miller and Hugh Miller serve on the Executive Committee which is authorized to exercise the powers of the Board of Directors between meetings. However, the Executive Committee may not (i) amend the Certificate of Incorporation or the By-laws of the Company, (ii) adopt an agreement of merger or consolidation, (iii) recommend to the stockholders the sale, lease, or exchange of all or substantially all of the Company's property and assets, (iv) recommend to the stockholders a dissolution of the Company or revoke a dissolution, (v) elect a director, or (vi) declare a dividend or authorize the issuance of stock. Messrs. Payson and Pollard will serve on the Compensation Committee and the Audit Committee. The Compensation Committee is responsible for recommending to the Board of Directors the Company's executive compensation policies for senior officers and administering the 1996 Employee Stock Option Plan (the 'Stock Option Plan'). See '--Stock Option Plan.' The Audit Committee is responsible for recommending independent auditors, reviewing the audit plan, the adequacy of internal controls, the audit report and the management letter, and performing such other duties as the Board of Directors may from time to time prescribe.


EMPLOYMENT AGREEMENTS; KEY-MAN LIFE INSURANCE

  Employment Agreements


     Effective October 1, 1996, the Company entered into employment agreements with Sidney Miller, Hugh Miller, Christopher Donnelly and Randall Michaels. Sidney Miller's and Hugh Miller's employment agreements are for terms of five years, and Christopher Donnelly's and Randall Michaels' employment agreements are for terms of three years.



     Under the terms of the respective employment agreements, the Company pays Sidney Miller a minimum base salary of $350,000 per year, Hugh Miller a minimum base salary of $350,000 per year, Christopher Donnelly a minimum base salary of $150,000 per year and Randall Michaels a minimum base salary of $125,000 per year. Each of these officers is entitled to participate generally in the Company's employee benefit plans, including the Stock Option Plan, and is eligible for an incentive bonus from the Company's executive bonus pool. The cash bonuses available to Christopher Donnelly and Randall Michaels are made at the discretion of the Board of Directors and are based on subjective performance criteria. Under the terms of their employment agreements, Sidney Miller and Hugh Miller are eligible for cash bonuses in any one fiscal year of up to 400% of their annual salary, payable on a quarterly basis 60 days after the relevant quarter. The amount of such quarterly cash bonus is calculated under the agreements as follows: for each 1% increase in net earnings per share for the relevant fiscal quarter greater than 10% as measured against the corresponding quarter in the prior fiscal year, each of Sidney Miller and Hugh Miller will receive a quarterly cash bonus of 15% of his respective current annual salary.


     Under the terms of their respective employment agreements, Sidney Miller and Hugh Miller also are granted benefits covering life insurance (Sidney Miller receives coverage up to $25,000,000, and Hugh Miller receives coverage of up to $1,000,000), medical expenses not covered by insurance (up to $100,000 per year) and allowances for business related travel and entertainment (up to $25,000 per year).


     If the executive officer is terminated 'for cause,' which definition generally includes termination by the Company due to the executive's willful failure to perform his duties under the employment agreement, the executive's personal dishonesty, or the executive's breach of his fiduciary duties or the employment agreement to which he is a party, then the Company is obligated to pay the executive so terminated only his base salary up to the date of his termination 'for cause.' However, if either Christopher Donnelly or Randall Michaels is terminated without cause, the Company is obligated to pay such executive officer certain amounts set forth in the agreement which would be paid to Mr. Donnelly or Mr. Michaels in equal installments over the six months following any such termination without cause. If either Sidney Miller or Hugh Miller is terminated without cause, the Company is obligated to pay such executive officer his base salary, bonus and benefits for the remaining term of his employment agreement. If either Sidney Miller or Hugh Miller resigns for 'good reason,' which generally includes the executive officer's resignation due to a breach by the Company of his employment agreement or a change of control, the Company must pay such executive officer his salary, bonus and benefits for the remaining term of the employment agreement.

  Key-Man Life Insurance

     The Company maintains a key-man life insurance policy in the amount of approximately $1 million on Hugh Miller, on which the Company is named as beneficiary. The Company does not maintain key-man life insurance policies on any of its other executive officers, however, the Company would be reimbursed from Sidney Miller's split-dollar life insurance policy for the lesser of the cash value or all premiums paid during the term of the policy. See 'Certain Relationships and Related Party Transactions--Other Transactions.'

COMPENSATION OF DIRECTORS
     Following completion of the Offering, the Company intends to pay each nonemployee director compensation of $20,000 per annum and a fee of $1,000 for each meeting of the Board of Directors that he attends. The Company will initially grant 10,000 options to each nonemployee director, one-quarter of which will vest immediately, with an additional one-quarter vesting each year thereafter. The Company will reimburse each director for ordinary and necessary travel expenses related to such director's attendance at Board of Directors and committee meetings.

EXECUTIVE COMPENSATION
     The Summary Compensation Table below provides certain summary information concerning compensation paid or accrued during the years ended December 31, 1993, 1994 and 1995 by the Company to or on behalf of the Chief Executive Officer and the four other highest paid executive officers of the Company.

                           SUMMARY COMPENSATION TABLE

                                                                             ANNUAL COMPENSATION
                                                         ------------------------------------------------------------
NAME AND                                     FISCAL                                 OTHER ANNUAL         ALL OTHER
PRINCIPAL POSITION                            YEAR        SALARY       BONUS       COMPENSATION(1)    COMPENSATION(2)
------------------------------------------   ------      --------    ----------    ---------------    ---------------
Sidney A. Miller .........................     1995      $      0    $3,000,000            N/A            $33,517
  Chairman of the Board                        1994       624,000       150,000            N/A             28,516
                                               1993       624,000     1,150,000            N/A             36,828

Hugh I. Miller ...........................     1995      $419,200    $  275,000            N/A            $33,531
  Chief Executive Officer                      1994       520,000        50,000            N/A             28,599
                                               1993       460,000       800,000        $60,725             36,828

Irwin Fein ...............................     1995      $120,750    $    7,500            N/A            $11,664
  Chief Financial Officer, Treasurer and       1994       121,757         7,500            N/A              9,035
  Secretary                                    1993       100,884         7,500            N/A             11,937

Teresa E. Ginter .........................     1995      $ 78,213    $   13,700        $40,132            $13,473
  Senior Vice President                        1994        76,236         6,500         21,935             10,175
                                               1993        66,882         6,500          1,861              9,930

Randall F. Michaels ......................     1995(3)   $ 32,298    $    1,000        $ 6,155                N/A
  Senior Vice President                        1995(4)    120,294         3,724         22,925                N/A
                                               1994           N/A           N/A            N/A                N/A
                                               1993           N/A           N/A            N/A                N/A



------------------

(1) Commissions paid on originations.



(2) Profit sharing plan contributions.



(3) Actual 1995 compensation, starting date 9/25/95.



(4) Annualized compensation.


STOCK OPTION PLAN


     The Company will adopt the Stock Option Plan prior to the Offering, and the Stock Option Plan will be approved by the Company's stockholders prior to the Offering. The Stock Option Plan will be administered by the Compensation Committee, except that prior to the Offering the Stock Option Plan will be administered by the Board of Directors. All employees and directors of, and consultants to, the Company as may be determined from time to time by the Compensation Committee are eligible to receive options under the Stock Option Plan.



     A total of 2,200,000 shares will be authorized for issuance under the Stock Option Plan. Not more than 1,000,000 shares of Common Stock may be the subject of options granted to any individual during the duration of the Stock Option Plan. On the effective date of this Offering, the Company will grant options with respect to 500,000 shares at exercise prices equal to the initial public offering price to certain eligible participants under the Stock Option Plan, as described in the next paragraph.



     Immediately prior to the commencement of the Offering, options will be granted at the initial public offering price in the amounts indicated to the following employees: Sidney A. Miller (25,000); Hugh I. Miller (100,000); Irwin Fein (10,000); Randall F. Michaels (25,000); and Teresa E. Ginter (10,000). Other employees will be granted a total of 330,000 options. All of the foregoing options will be non-qualified options.



     The exercise price of an incentive stock option and a non-qualified stock option is fixed by the Compensation Committee at the date of grant; however, the exercise price under an incentive stock option must be at least equal to the fair market value of the Common Stock at the date of grant, and 110% of the fair market value of the Common Stock at the date of grant for any incentive stock option granted to a member of the Miller family.


     Stock options are exercisable for a duration determined by the Compensation Committee, but in no event more than ten years after the date of grant. Options shall be exercisable at such rate and times as may be fixed by the Compensation Committee on the date of grant. The aggregate fair market value (determined at the time the option is granted) of the Common Stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under all stock option plans of the Company) shall not exceed

$100,000; to the extent this limitation is exceeded, such excess options shall be treated as non-qualified stock options for purposes of the Stock Option Plan and the Code.


     At the time a stock option is granted, the Compensation Committee may, in its sole discretion, designate whether the stock option is to be considered an incentive stock option or non-qualified stock option. Stock options with no such designation shall be deemed non-qualified stock options.


     Payment of the purchase price for shares acquired upon the exercise of options may be made by any one or more of the following methods: in cash, by check, by delivery to the Company of shares of Common Stock already owned by the option holder, or by such other method as the Compensation Committee may permit from time to time. However, a holder may not use previously owned shares of Common Stock to pay the purchase price under an option, unless the holder has beneficially owned such shares for at least six months.


     Stock options become immediately vested and exercisable in full upon the occurrence of such special circumstances as in the opinion of the Board of Directors merit special consideration.



     Stock options terminate at the end of the 30th business day following the holder's termination of employment or service. This period is extended to one year in the case of the disability or death of the holder and, in the case of death, the stock option is exercisable by the holder's estate. The post-termination exercise period for any individual may be extended by the Board of Directors, but not beyond the expiration of the original term of the option.


     The options granted under the Stock Option Plan contain anti-dilution provisions which will automatically adjust the number of shares subject to the option in the event of a stock dividend, split-up, conversion, exchange, reclassification or substitution. In the event of any other change in the corporate structure or outstanding shares of Common Stock, the Compensation Committee may make such equitable adjustments to the number of shares and the class of shares available under the Stock Option Plan or to any outstanding option as it shall deem appropriate to prevent dilution or enlargement of rights.

     The Company shall obtain such consideration for granting options under the Stock Option Plan as the Compensation Committee in its discretion may request.


     Each option may be subject to provisions to assure that any exercise or disposition of Common Stock will not violate federal and state securities laws.


     No option may be granted under the Stock Option Plan after the day preceding the tenth anniversary of the adoption of the Stock Option Plan.

     The Board of Directors or the Compensation Committee may at any time withdraw or amend the Stock Option Plan and may, with the consent of the affected holder of an outstanding option at any time withdraw or amend the terms and conditions of outstanding options. Any amendment which would increase the number of shares issuable pursuant to the Stock Option Plan or to any individual thereunder or change the class of individuals to whom options may be granted shall be subject to the approval of the stockholders of the Company.

401(K) SAVINGS PLAN


     In 1994, Delta Funding Corporation established a 401(k) Savings Plan (the 'Plan'), which is intended to comply with Sections 401(a) and 401(k) of the Code, and the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. Amounts contributed to the Plan are held under a trust intended to be exempt from income tax pursuant to Section 501(a) of the Code. All employees of Delta Funding Corporation that have completed at least one year of service and who are at least 21 years old are eligible to participate in the Plan. Participating employees are entitled to make pre-tax contributions to their accounts, subject to certain maximum annual limits imposed by law ($9,500 in 1996), and certain other limitations. Delta Funding Corporation may elect to make a discretionary contribution to the Plan each year. Employees are always fully vested in their own contributions, Delta Funding Corporation's contributions vest in participating employees over a six-year period. Distributions generally are payable in a lump-sum after retirement, disability or death and, in certain circumstances, upon termination of employment with Delta Funding Corporation for other reasons.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     Prior to the Offering, the Company has not had a compensation committee or any other committee of the Board of Directors performing similar functions.

Prior to the Offering, decisions concerning executive compensation were made by the Board of Directors, including Sidney Miller, Hugh Miller and Irwin Fein, all of whom were and continue to be executive officers of the Company and participated in deliberations of the Board of Directors regarding executive officer compensation. The Board of Directors of the Company will establish a Compensation Committee. See '--Committees of the Board of Directors.'


     None of the executive officers of the Company currently serves on the compensation committee of another entity or any other committee of the board of directors of another entity performing similar functions. For other related party transactions, see 'Certain Relationships and Related Party Transactions.'

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

STOCKHOLDER NOTES

     A note due from Hugh I. Miller in the amount of $990,000 which had an interest rate of 7.5% per annum and a maturity date in 2001 was repaid in full in June 1996.

     A note due from Sidney A. Miller in the amount of $2,000,000 which had an interest rate of 7.8% per annum was repaid in full when it matured in December 1995.

OTHER TRANSACTIONS


     The Company previously sub-leased its Woodbury, New York office space from Commercial Capital Corp. of New York ('Commercial Capital'), a corporation which is wholly-owned by Rona Miller (Sidney Miller's wife). This lease was assigned to the Company on August 2, 1996. The Company's current aggregate annual rent is $965,000, which is the same amount that was paid to Commercial Capital under the sub-lease. Prior to this assignment, the Company always paid rent to Commercial Capital in an amount equal to that which Commercial Capital paid the landlord.



     Long Island Closing Corporation, a company wholly-owned by Rona Miller is hired by title abstract companies as closing agent to clear titles on substantially all of the Company's Brokered Loan closings held at the Company's headquarters. All fees for these services are paid by the borrowers, which amounted to $96,213 for 1995 and $59,358 for the first six months of 1996.



     Miller Planning Corporation, a company which is wholly-owned by Sidney Miller, acts as the Company's agent in procuring the Company's group health, disability and life insurance policies from independent insurance carriers and receives commissions from the insurance companies on the same; which, in 1995, totalled $29,240 and $11,584 for the first six months of 1996. This same affiliate previously offered life and disability credit insurance to the Company's borrowers for which this affiliate received commissions.



     The Company pays the annual premium on a $25 million split-dollar life insurance policy for Sidney Miller. The beneficiaries on the policy are certain members of the Miller family; however, in the event of Sidney Miller's demise, the Company is first reimbursed out of the proceeds of the policy for the lesser of the cash value or all premiums it has paid during the term of the policy.


     Two of the Company's lines of credit with unaffiliated financial institutions are guaranteed by certain members of the Miller family. The $1 million line, which is personally guaranteed by Sidney Miller, and the $2.5 million line, which is personally guaranteed, jointly and severally, by Sidney Miller and Hugh Miller. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'



TRANSACTIONS IN CONNECTION WITH THE FORMATION



     On the date of the Exchange, pursuant to the terms of the Contribution Agreement, the Existing Stockholders will contribute their stock to Delta Financial Corporation, in exchange for 10,653,000 shares of Common Stock, which will constitute all of the outstanding stock of the Company. As a result of the Exchange, the Company and Delta Funding Corporation, which will become a wholly-owned subsidiary of the Company, will be fully subject to federal and state income taxes, and the Company will record a deferred tax liability on its balance sheet. The amount of the deferred tax liability to be recorded as of the date of termination of the S corporation status will depend upon timing differences between tax and book accounting relating principally to recognition of gains on sales of mortgage loans. If the S corporation status had been terminated as of June 30, 1996, the amount of the deferred tax liability would have been approximately $2.9 million.


     Since July 1, 1985, Delta Funding Corporation has paid approximately 15.7% of its earnings to the Existing Stockholders in the form of S corporation distributions (approximately $7.9 million from July 1, 1985 through June 30,
1996). Such distributions were paid to the Existing Stockholders as a distribution of a portion of Delta Funding Corporation's earnings and to pay their taxes. Prior to the Exchange, Delta Funding Corporation will distribute the Distribution Notes to the Existing Stockholders in the aggregate principal amount of $23.4 million. The principal amount of the Distribution Notes represents the sum of approximately (i) $11 million in taxes payable at the applicable statutory rate by the Existing Stockholders on the estimated net earnings of Delta Funding Corporation for the period from January 1, 1996 to September 30, 1996, and (ii) $12.4 million of previously earned and undistributed S corporation earnings. The Distribution Notes will be promissory notes bearing interest at the rate of 6.5% per annum. The Distribution Notes will be paid from proceeds of the Offering. In addition, prior to the Exchange, Delta Funding Corporation will declare the Additional Dividend, payable to the Existing Stockholders in a minimum amount of $30 and up to a maximum amount of $8,649,000 (the amount of net proceeds to the Company, assuming an initial public offering price of $15.50, after deducting the underwriting discount and commissions, if the over-allotment option is excercised in full by the Underwriters). The amount of the Additional Dividend which becomes payable shall bear a direct relation to the percentage of the over-allotment option granted to the Underwriters and exercised by them. The Additional Dividend will equal the amount of net proceeds the Company receives from the exercise of the Underwriters' over-allotment option. The maximum amount of the Additional Dividend shall become payable only upon the exercise by the Underwriters of the entire over-allotment.



     Prior to the Exchange, Delta Funding Corporation and the Existing Stockholders will enter into the Tax Agreement relating to their respective income tax liabilities. Because the Company will be fully subject to corporate income taxation after the termination of the Company's S corporation status, the reallocation of income and deduction between the period during which the Company was treated as an S corporation and the period during which the Company will be subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. Accordingly, the Tax Agreement is intended to assure that taxes are borne by the Company on the one hand and the Existing Stockholders on the other only to the extent that such parties received the related income. The Tax Agreement generally provides that, if an adjustment is made to the taxable income of the Company for a year in which it was treated as an S corporation, the Company will indemnify the Existing Stockholders and the Existing Stockholders will indemnify the Company against any increase in the indemnified party's income tax liability (including interest and penalties and related costs and expenses), with respect to any tax year to the extent such increase results in a related decrease in the income tax liability of the indemnifying party for that year. However, the Tax Agreement specifically provides that the Existing Stockholders will not be responsible for any portion of any deferred tax liability recorded on the balance sheet of Delta Funding Corporation upon termination of the S corporation status. The Company will also indemnify the Existing Stockholders for all taxes imposed upon them as the result of their receipt of an indemnification payment under the Tax Agreement. Any payment made by the Company to the Existing Stockholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or state taxing authorities to be non-deductible by the Company for income tax purposes. Neither parties' obligations under the Tax Agreement are secured, and, as such, there can be no assurance that the Existing Stockholders or the Company will have funds available to make any payments which may become due under the Tax Agreement.



     The Existing Stockholders and the Company have agreed among themselves, without limitation to the rights of the Underwriters or the obligations of the Company and the Existing Stockholders to the Underwriters under the Underwriting Agreement that, if any of them is obligated to indemnify, or to contribute to the losses of, any Underwriter, then as between the Existing Stockholders and the Company, such obligation shall be borne by them in the same proportion as the gross proceeds received by the Company from the Offering bears to the total amount of the distributions received by the Existing Stockholders in connection with the Distribution Notes and the Additional Dividend. See 'Underwriting.'

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of the date of the Prospectus, following consummation of the transactions described under 'Reorganization and Termination of S Corporation Status,' and as adjusted to reflect the sale of the shares of Common Stock offered hereby, of (i) each person known by the Company to own beneficially five percent or more of the outstanding Common Stock immediately prior to the Offering; (ii) each of the Company's directors; (iii) each of the executive officers named in the Summary Compensation Table; and (iv) all directors and executive officers of the Company as a group. The address of each person listed below is 1000 Woodbury Road, Suite 200, Woodbury, New York 11797, unless otherwise indicated.


                                                                                      PERCENTAGE BENEFICIALLY OWNED(1)
                                                                                    ------------------------------------
NAME OF BENEFICIAL OWNER                                        NUMBER OF SHARES    BEFORE OFFERING    AFTER OFFERING(4)
-------------------------------------------------------------   ----------------    ---------------    -----------------
Sidney A. Miller(2)..........................................        7,161,725            67.22%              48.87%
Hugh I. Miller(2)(3).........................................        5,312,736            49.86%              36.25%
Rona V. Miller(3)............................................        2,000,305            18.77%              13.65%
Irwin Fein...................................................                0              N/A                 N/A
Richard Blass................................................                0              N/A                 N/A
Martin D. Payson*............................................                0              N/A                 N/A
Arnold B. Pollard*...........................................                0              N/A                 N/A
Randall F. Michaels..........................................                0              N/A                 N/A
Christopher Donnelly.........................................                0              N/A                 N/A
Frank Pellegrin..............................................                0              N/A                 N/A
Teresa E. Ginter.............................................                0              N/A                 N/A
All directors and executive officers as a group..............       10,653,000           100.00%              72.70%


------------------
* Mr. Payson and Dr. Pollard will be elected Directors prior to the date of the Prospectus.

(1) Based on 10,653,000 shares of Common Stock outstanding prior to the Offering and, assuming no exercise of the Underwriters' over-allotment option, 14,653,000 shares of Common Stock outstanding immediately after the Offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to this table and subject to applicable community property laws, the person named in the table has sole voting and investment power with respect to all shares of Common Stock beneficially owned.

(2) Includes 1,820,461 shares of Common Stock held by the Sidney A. Miller Grantor Retained Annuity Trust of which Sidney A. Miller and Hugh I. Miller are trustees.

(3) Includes 2,000,305 shares of Common Stock held by the Rona V. Miller Grantor Retained Annuity Trust of which Rona V. Miller and Hugh I. Miller are trustees.


(4) Giving full effect to the 500,000 options which will be granted upon commencement of the Offering, as if they were already granted, vested and exercised, the Existing Shareholders would beneficially own an aggregate of 71.5% of the outstanding shares of Common Stock.

                          DESCRIPTION OF CAPITAL STOCK


     The following description of the capital stock of the Company is subject to the Delaware General Corporation Law ('DGCL') and to provisions contained in the Company's Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part. Reference is made to such exhibits for a detailed description of the provisions thereof summarized below.



     The authorized capital stock of the Company consists of 1,000,000 shares of Preferred Stock, $.01 par value (the 'Preferred Stock'), none of which is presently issued and outstanding, and 49,000,000 shares of Common Stock, $.01 par value, of which 10,653,000 shares will be issued and outstanding following the contribution by the Existing Stockholders of their stock in Delta Funding Corporation to the Company pursuant to the Contribution Agreement and will be beneficially owned by Sidney A. Miller, Hugh I. Miller, the Sidney A. Miller Grantor Retained Annuity Trust and the Rona V. Miller Grantor Retained Annuity Trust. Holders of capital stock of the Company have no preemptive or other subscriptive rights.


COMMON STOCK


     Subject to prior rights of any Preferred Stock then outstanding and to contractual limitations, if any, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor, as declared by the Board of Directors and paid by the Company. Certain financing and servicing agreements of Delta Funding Corporation, a wholly-owned subsidiary of the Company, contain financial covenants requiring Delta Funding Corporation to maintain certain minimum levels of net worth the most restrictive of which required Delta Funding Corporation to have a net worth of $37.2 million as of June 30, 1996. These restrictions may indirectly restrict the Company's ability to pay dividends.


     In the event of any liquidation, dissolution or winding-up of the Company, holders of Common Stock will be entitled to share equally and ratably in all assets available for distribution after payment of creditors, holders of any series of Preferred Stock outstanding at the time, and any other debts, liabilities and preferences. Since the Company's Board of Directors has the authority to fix the rights and preferences of, and to issue, the Company's authorized but unissued Preferred Stock without approval of the holders of its Common Stock, the rights of such holders may be materially limited or qualified by the issuance of the Preferred Stock.

     The Common Stock presently outstanding is, and the Common Stock offered and sold hereby will be, fully paid and non-assessable.

PREFERRED STOCK

     The Board of Directors is empowered to issue Preferred Stock from time to time in one or more series, without shareholder approval, and with respect to each series to determine (subject to limitations prescribed by law) (1) the number of shares constituting such series, (2) the dividend rate on the shares of each series, whether such dividends shall be cumulative and the relation of such dividends to the dividends payable on any other class of stock, (3) whether the shares of each series shall be redeemable and the terms of any redemption thereof, (4) whether the shares shall be convertible into Common Stock or other securities and the terms of any conversion privileges, (5) the amount per share payable on each series or other rights of holders of such shares on liquidation or dissolution of the Company, (6) the voting rights, if any, forares of each series, (7) the provision of a sinking fund, if any, for each series, and (8) generally any other rights and privileges not in conflict with the Certificate of Incorporation for each series and any qualifications, limitations or restrictions thereof. The Company currently has no plans to issue any Preferred Stock.

OPTIONS

     As of the date of this Prospectus, the Company has granted options to purchase up to 500,000 shares of Common Stock, at exercise prices equal to the initial public offering price, pursuant to the provisions of the Company's Stock Option Plan. See 'Management--Stock Option Plan.' The Company intends to file a registration statement on Form S-8 under the Securities Act to register these shares. See 'Shares Eligible for Future Sale.'

VOTING RIGHTS


     Stockholders are entitled to one vote for each share of Common Stock held of record.


CERTAIN CHARTER, BYLAW AND STATUTORY PROVISIONS



     The Company's Certificate of Incorporation contains certain provisions that could discourage potential takeover attempts and make more difficult attempts by stockholders to change management. Effective as of the next meeting for the election of directors, the Certificate of Incorporation provides for a classified Board of Directors consisting of three classes as nearly equal in size as practicable. Each class will hold office until the third annual meeting for election of directors following the election of such class; provided, however, that the initial terms of the directors in the first, second and third classes of the Board of Directors will expire in 1997, 1998 and 1999, respectively. The Company's Certificate of Incorporation provides that no director may be removed except for cause and by the vote of not less than 70% of the total outstanding voting power of the securities of the Company which are then entitled to vote in the election of directors. The Certificate of Incorporation permits the Board of Directors to create new directorships and the Company's Bylaws permit the Board of Directors to elect new directors to serve the full term of the class of directors in which the new directorship was created. The Bylaws also provide that the Board of Directors (or its remaining members, even if less than a quorum) is empowered to fill vacancies on the Board of Directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. A vote of not less than 70% of the total outstanding voting power of the securities of the Company which are then entitled to vote in the election of directors is required to amend the foregoing provisions of the Certificate of Incorporation.


     Effective as of the date of the Prospectus, the Certificate of Incorporation prohibits any action required to be taken or which may be taken at any annual or special meeting of stockholders of the Company to be taken, without a meeting, denying the power of stockholders of the Company to consent in writing, without a meeting, to the taking of any action. This provision may discourage another person or entity from making a tender offer for the Company's Common Stock because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

     Certain provisions in the Certificate of Incorporation, the Bylaws and the DGCL could have the effect of delaying, deferring or preventing changes in control of the Company.


CERTAIN PROVISIONS OF DELAWARE LAW


     The Company is a Delaware corporation and is subject to Section 203 of the DGCL. In general, Section 203 prevents an 'interested stockholder' (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a 'business combination' (as defined in Section 203) with the Company for three years following the date that person became an interested stockholder unless: (i) before that person became an interested stockholder, the Board approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or following the date on which that person became an interested stockholder, the business combination is approved by the Company's Board and authorized at a meeting of stockholders by the affirmative vote of the holders of at least
66 2/3% of the outstanding voting stock of the Company not owned by the interested stockholder.

     Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors (but not less than one) who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article NINTH of the Company's Certificate of Incorporation provides that, to the full extent permitted by the DGCL, directors shall not be personally liable to the Company or its stockholders for damages for breach of any duty owed to the Company or its shareholders.


     The Company's Certificate of Incorporation and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the DGCL.



     The Company maintains directors' and officers' liability insurance which is intended to provide the Company's Directors and officers protection from personal liability in addition to the protection provided by the Company's Certificate of Incorporation and Bylaws as described above.


TRANSFER AGENT


     The transfer agent for the Common Stock is ChaseMellon Shareholder Services LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

GENERAL

     Upon completion of the Offering, the Company will have outstanding 14,653,000 shares of Common Stock. The 4,000,000 shares of Common Stock to be sold in the Offering, and any of the 600,000 shares that may be sold upon exercise of the Underwriters' over-allotment option will be freely tradable by persons other than 'affiliates' of the Company, as that term is defined in Rule 144 under the Securities Act, without restriction or registration under the Securities Act. The remaining 10,653,000 shares outstanding (all such shares being referred to herein as the 'Existing Stockholders Shares') will be held by the Company's Existing Stockholders. The Existing Stockholders Shares may not be sold unless they are registered under the Securities Act or sold pursuant to an applicable exemption from registration, including an exemption pursuant to Rule 144 under the Securities Act.


     As currently in effect, Rule 144 generally permits the public sale in ordinary trading transactions of 'restricted securities' and of securities owned by 'affiliates' beginning 90 days after the date of this Prospectus if the other restrictions enumerated in Rule 144 are met. Restricted securities are securities acquired directly or indirectly from an issuer or an affiliate of the issuer in an action not involving a public offering. In general, under Rule 144, if a period of at least two years has elapsed since the date the restricted securities were acquired from the Company or an affiliate of the Company, as applicable, then the holder of such restricted securities (including an affiliate) is entitled, subject to certain conditions, to sell within any three-month period a number of shares which does not exceed the greater of (i) 1% of the Company's then outstanding shares of Common Stock or (ii) the share's average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions and requirements as to notice and the availability of current public information about the Company. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing limitations and requirements but without regard to the two-year period. However, a person who is not and has not been an affiliate of the Company at any time during the 90 days preceding the sale of the shares, and who has beneficially owned restricted securities for at least three years, is entitled to sell such shares under the requirements of Rule 144. The Existing Stockholders who hold in the aggregate 10,653,000 shares have agreed during the 180 day-period immediately following the date of this Prospectus not to sell or otherwise dispose of any securities (other than a transfer among Existing Stockholders) of the Company without the consent of the Representatives.


     The Company has reserved 2,200,000 shares of its Common Stock for issuance under the Stock Option Plan. All of the shares issued as the result of any grants under the foregoing plans shall also be restricted securities unless the Company files a registration statement under the Securities Act relating to the issuance of the shares. The Company currently intends to register the shares of Common Stock reserved under such employee benefit plans. Subject to compliance with Rule 144 by affiliates of the Company, any shares issued upon exercise of options granted under such employee benefit plans will become freely tradable at the effective date of the registration statement for the shares reserved under such plans.

     Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

                                  UNDERWRITING

     The Underwriters named below, acting through their representatives, NatWest Securities Limited, Prudential Securities Incorporated and Piper Jaffray Inc., have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from Company, the number of shares of Common Stock set forth opposite their respective names below:

UNDERWRITERS                                               NUMBER OF SHARES
--------------------------------------------------------   ----------------
NatWest Securities Limited..............................
Prudential Securities Incorporated......................
Piper Jaffray Inc.......................................

                                                           ----------------
     Total..............................................       4,000,000
                                                           ----------------
                                                           ----------------

     The Underwriters are committed to purchase all of the shares of Common Stock, if any shares of Common Stock are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain securities dealers at such price less a concession not
in excess of $      per share of Common Stock. The Underwriters may allow, and
such selected dealers may reallow, a concession not in excess of $      per
share of Common Stock to certain brokers and dealers. The Underwriters have informed the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.


     The Company has granted to the Underwriters an option for 30 days after the date of this Prospectus to purchase at the public offering price, less the underwriting discount, as set forth on the cover page of the Prospectus, up to 600,000 additional shares of Common Stock. If the Underwriters exercise their option to purchase any of the additional shares of Common Stock, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by each of them as shown in the above table bears to the Underwriters' initial commitment. The Underwriters may exercise such option only to cover over-allotments in connection with the sale of Common Stock offered hereby.

     The Company and the Existing Stockholders have agreed that they will not, directly or indirectly, without the prior written consent of the Representatives, offer to sell, sell, contract to sell, grant any option to purchase or otherwise dispose (or announce any offer, sale, grant of any option to purchase or other disposition) of any shares of Common Stock for a period of 180 days after the date hereof, except grants of options by the Company in connection with the Stock Option Plan.


     The Underwriting Agreement provides that the Company and the Existing Stockholders will jointly and severally indemnify the several Underwriters against certain liabilities, including civil liabilities under the Act, or will contribute to payments the Underwriters may be required to make in respect thereof. The Existing Stockholders and the Company have agreed among themselves, without limitation to the rights of the Underwriters or the obligations of the Company and the Existing Stockholders to the Underwriters under the Underwriting Agreement that, if any of them is obligated to indemnify, or to contribute to the losses of, any Underwriter, then as between the Existing Stockholders and the Company, such obligation shall be borne by them in the same proportion as the gross proceeds received by the Company from the Offering bears to the total amount of the distributions received by the Existing Stockholders in connection with the Distribution Notes and the Additional Dividend.


     NatWest Securities Limited ('NatWest'), a United Kingdom broker-dealer and a member of the Securities and Futures Authority Limited, has agreed that, as part of its distribution of the shares of the Common Stock offered hereby and subject to certain exceptions, it will not offer or sell any shares of Common Stock within the U.S., its territories or possessions or to persons who are citizens thereof or residents therein. The Underwriting Agreement does not limit the sale of the Common Stock offered hereby outside the U.S.


     NatWest has further represented and agreed that (i) it has not offered or sold and, prior to the expiry of six months from the Offering, will not offer or sell any Common Stock to persons in the United Kingdom prior to admission of the Common Stock to listing in accordance with Part IV of the Financial Services Act 1986 (the 'Act') except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (whether as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Act, (ii) it has complied and will comply with all applicable provisions of the Act with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom and (iii) it has only issued or passed on, and will only issue or pass on, in the United Kingdom, any document received by it in connection with the issue of the Common Stock, other than any document which consists of or any part of listing particulars, supplementary listing particulars or any other document required or permitted to be published by listing rules under Part IV of the Act, to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements)(Exemptions) Order 1996 or is a person to whom the document may otherwise lawfully be issued or passed on.


     National Westminster Bank Plc ('NWB'), an affiliate of NatWest, has provided the Company with a $100 million warehouse financing facility that is secured by certain of the Company's mortgages held for sale and term loans in the aggregate principal amount of $22.3 million secured by certain of the Company's interest-only and residual certificates.

     NatWest and its affiliates have also provided, and may in the future provide, investment banking and/or other advisory services to the Company for which it received customary compensation.


     NatWest Capital Markets Limited and Greenwich Capital Markets, affiliates of NatWest, and Prudential Securities Incorporated have provided investment banking services to the Company in connection with securitization transactions and received fees in connection therewith.


     Prior to this Offering, there has been no previous public market for the Common Stock of the Company. The public offering price for the Common Stock will be determined by negotiations among the Company and the Underwriters. The factors to be considered in determining the initial public offering price will include an assessment of the history and the prospects for the industry in which the Company operates, the ability of the Company's management, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the general conditions of the securities markets at the time of the Offering and the prices of similar securities of comparable companies.


     At the request of the Company, the Underwriters have reserved up to 200,000 shares of Common Stock for sale at the initial public offering price to certain employees of the Company and certain other non-affiliated persons. Such shares will be subject to the underwriting discount and commission. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any such reserved shares which are not so purchased will be offered to the general public on the same basis as other shares offered hereby.


                                 LEGAL MATTERS

     The validity of the issuance of the shares of the Common Stock offered hereby will be passed upon for the Company by Stroock & Stroock & Lavan, New York, New York. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Manatt, Phelps & Phillips, LLP, Los Angeles, California.

                                    EXPERTS


     The financial statements of the Company at June 30, 1996 and December 31, 1994 and 1995, and for the six months ended June 30, 1996 and for each of the years in the three year period ended December 31, 1995 appearing in this Prospectus and Registration Statement, have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their report thereon appearing elsewhere in this Prospectus and Registration Statement and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the 'Commission') a Registration Statement on Form S-1 under the Securities Act, of which this Prospectus forms a part, with respect to the Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents and when any such document is an exhibit to the Registration Statement, each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission. Copies of the Registration Statement may be acquired upon payment of the prescribed fees or examined without charge at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Registration Statement may be accessed electronically at the Commission's site on the World Wide Web located at http://www.sec.gov.

     Upon completion of the Offering, the Company will be subject to the informational requirements of the Securities and Exchange Act of 1934, as amended, and, in accordance therewith, will file reports, proxy and information statements with the Commission. Such reports, proxy and information statements and other information can be inspected and copied at the address and web site set forth above.

                            REPORTS TO STOCKHOLDERS


     The Company intends to furnish its stockholders with annual reports containing audited financial statements and a report thereon by independent certified public accountants and with quarterly reports for the first three quarters of each year containing unaudited summary financial information.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                             PAGE
                                                                                                             ----

Report of Independent Accountants.........................................................................    F-2

Financial Statement of Delta Funding Corporation:

  Balance Sheets as of December 31, 1994, 1995 and June 30, 1996..........................................    F-3

  Statements of Operations for the years ended December 31, 1993, 1994 and 1995 and the six months ended
     June 30, 1995 (unaudited) and 1996...................................................................    F-4

  Statements of Changes in Stockholders' Equity for the years ended December 31, 1993, 1994 and 1995 and
     the six months ended June 30, 1995 (unaudited) and 1996..............................................    F-5

  Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995 and the six months ended
     June 30, 1995 (unaudited) and 1996...................................................................    F-6

  Notes to Financial Statements...........................................................................    F-7

                          INDEPENDENT AUDITORS' REPORT

The Stockholders
Delta Funding Corporation:


We have audited the accompanying balance sheets of Delta Funding Corporation as of June 30, 1996 and December 31, 1995 and 1994, and the related statements of operations, changes in stockholders' equity and cash flows for the six months ended June 30, 1996 and each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta Funding Corporation as of June 30, 1996 and December 31, 1995 and 1994, and the results of its operations and its cash flows for the six months ended June 30, 1996 and each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.



KPMG Peat Marwick LLP
New York, New York
August 30, 1996

                           DELTA FUNDING CORPORATION
                                 BALANCE SHEETS


                                                             DECEMBER 31,                   JUNE 30,
                                                      --------------------------   ---------------------------
                                                         1994           1995           1996        PRO FORMA
                                                      -----------   ------------   ------------       1996
                                                                                                  ------------
                                                                                                  (UNAUDITED)
                       ASSETS
Cash and interest bearing deposits..................  $ 9,357,173   $ 16,635,135   $  9,176,930   $  9,176,930
Accounts receivable.................................    5,709,329      6,845,947      7,507,501      7,507,501
Loans held for sale.................................   48,833,288     63,816,298     66,676,971     66,676,971
Accrued interest and late charges receivable........   12,721,571     15,946,847     15,738,548     15,738,548
Capitalized mortgage servicing rights...............    2,421,313      3,830,996      6,673,925      6,673,925
Equipment, net......................................      906,849      1,550,099      2,064,401      2,064,401
Cash held for advance payments......................    3,286,482      3,119,558      2,705,790      2,705,790
Real estate owned...................................      699,747        250,908        215,908        215,908
Interest only and residual certificates.............    7,513,550     25,309,548     43,233,429     43,233,429
Prepaid and other assets............................    3,070,335      1,316,702      1,818,244      1,818,244
Due from stockholders...............................    3,155,000        990,000             --             --
Due from affiliates.................................      913,870             --             --             --
                                                      -----------   ------------   ------------   ------------
                                                      $98,588,507   $139,612,038   $155,811,647   $155,811,647
                                                      -----------   ------------   ------------   ------------
                                                      -----------   ------------   ------------   ------------

        LIABILITIES AND STOCKHOLDERS' EQUITY
Bank payable........................................  $   974,762   $  5,100,087   $  6,523,559   $  6,523,559
Warehouse financing and other borrowings............   52,490,644     82,756,232     83,251,432     83,251,432

Accounts payable and accrued expenses...............    2,941,824      4,843,719      5,248,532      5,248,532
Investor payable....................................   11,090,962     14,271,967     13,598,620     13,598,620
Advance payment by borrowers for taxes
  and insurance.....................................    2,926,501      2,806,818      2,455,774      2,455,774
Deferred income taxes...............................           --             --             --      2,930,485
Distribution notes..................................           --             --             --     23,400,000
                                                      -----------   ------------   ------------   ------------
                                                       70,424,693    109,778,823    111,077,917    137,408,402
                                                      -----------   ------------   ------------   ------------
Stockholders' equity:
  Capital stock, no par value. Authorized
     10,000 shares;
     issued and outstanding 5,805 shares............    2,031,450      2,031,450      2,031,450      2,031,450
  Additional paid-in capital........................    1,300,695      1,300,695      1,300,695      1,300,695
  Retained earnings.................................   24,831,669     26,501,070     41,401,585     15,071,100
                                                      -----------   ------------   ------------   ------------
Total stockholders' equity..........................   28,163,814     29,833,215     44,733,730     18,403,245
Commitments and contingencies.......................           --             --             --             --
                                                      -----------   ------------   ------------   ------------
                                                      $98,588,507   $139,612,038   $155,811,647   $155,811,647
                                                      -----------   ------------   ------------   ------------
                                                      -----------   ------------   ------------   ------------


                See accompanying notes to financial statements.
                                      F-3

                           DELTA FUNDING CORPORATION
                            STATEMENTS OF OPERATIONS


                                                        FOR THE YEAR ENDED              FOR THE SIX MONTHS ENDED
                                                           DECEMBER 31,                         JUNE 30,
                                              ---------------------------------------   -------------------------
                                                 1993          1994          1995          1995          1996
                                              -----------   -----------   -----------   -----------   -----------
                                                                                        (UNAUDITED)
Revenues:
  Net gain on sale of mortgage loans and
     servicing rights.......................  $ 7,639,346   $ 6,661,163   $15,382,960   $ 5,334,734   $17,800,438
  Interest..................................    9,156,073     9,839,484    13,587,807     5,361,620     7,861,311
  Servicing fees............................    2,100,718     2,182,568     2,855,642     1,239,638     2,324,684
  Other.....................................    3,616,997     3,113,692     4,308,985     1,857,354     2,344,754
                                              -----------   -----------   -----------   -----------   -----------
                                               22,513,134    21,796,907    36,135,394    13,793,346    30,331,187
                                              -----------   -----------   -----------   -----------   -----------
Expenses:
  Payroll and related costs.................    9,268,271     8,815,355    12,875,714     4,357,805     6,685,160
  Interest expense..........................    2,915,230     3,734,877     7,963,613     3,469,969     5,922,152

  General and administrative................    6,669,731     7,238,140    10,710,179     4,147,111     5,631,186
                                              -----------   -----------   -----------   -----------   -----------
                                               18,853,232    19,788,372    31,549,506    11,974,885    18,238,498
                                              -----------   -----------   -----------   -----------   -----------
Earnings before extraordinary item..........    3,659,902     2,008,535     4,585,888     1,818,461    12,092,687
Gain on extinguishment of debt..............           --            --            --            --     3,167,828
                                              -----------   -----------   -----------   -----------   -----------
Net earnings................................  $ 3,659,902   $ 2,008,535   $ 4,585,888   $ 1,818,461   $15,260,515
                                              -----------   -----------   -----------   -----------   -----------
                                              -----------   -----------   -----------   -----------   -----------
Unaudited pro forma information:
  Provision for pro forma income taxes
     before extraordinary item..............    1,573,758       863,670     1,971,932       781,938     5,199,856
                                              -----------   -----------   -----------   -----------   -----------
Pro forma earnings before extraordinary
  item......................................  $ 2,086,144   $ 1,144,865   $ 2,613,956   $ 1,036,523   $ 6,892,831
                                              -----------   -----------   -----------   -----------   -----------
                                              -----------   -----------   -----------   -----------   -----------
Pro forma earnings per share of
  common stock..............................                              $       .21                 $       .57
                                                                          -----------                 -----------
                                                                          -----------                 -----------
Pro forma weighted average number of shares
  outstanding...............................                               12,162,677                  12,162,677
                                                                          -----------                 -----------
                                                                          -----------                 -----------


                See accompanying notes to financial statements.

                           DELTA FUNDING CORPORATION
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                          ADDITIONAL
                                                                           PAID-IN       RETAINED
                                                         CAPITAL STOCK     CAPITAL       EARNINGS         TOTAL
                                                         -------------    ----------    -----------    -----------

Balance at December 31, 1992..........................    $ 2,031,450     $1,300,695    $22,552,281    $25,884,426

Net Earnings..........................................             --             --      3,659,902      3,659,902

Distributions.........................................             --             --     (1,193,993)    (1,193,993)
                                                         -------------    ----------    -----------    -----------

Balance at December 31, 1993..........................      2,031,450      1,300,695     25,018,190     28,350,335


Net earnings..........................................             --             --      2,008,535      2,008,535

Distributions.........................................             --             --     (2,195,056)    (2,195,056)
                                                         -------------    ----------    -----------    -----------

Balance at December 31, 1994..........................      2,031,450      1,300,695     24,831,669     28,163,814

Net earnings..........................................             --             --      4,585,888      4,585,888

Distributions.........................................             --             --     (2,916,487)    (2,916,487)
                                                         -------------    ----------    -----------    -----------

Balance at December 31, 1995..........................      2,031,450      1,300,695     26,501,070     29,833,215

Net earnings..........................................             --             --     15,260,515     15,260,515

Distributions.........................................             --             --       (360,000)      (360,000)
                                                         -------------    ----------    -----------    -----------

Balance at June 30, 1996..............................    $ 2,031,450     $1,300,695    $41,401,585    $44,733,730
                                                         -------------    ----------    -----------    -----------
                                                         -------------    ----------    -----------    -----------


                See accompanying notes to financial statements.

                           DELTA FUNDING CORPORATION
                            STATEMENTS OF CASH FLOWS


                                                             FOR THE YEAR ENDED             FOR THE SIX MONTHS ENDED
                                                                DECEMBER 31,                        JUNE 30,
                                                   --------------------------------------   -------------------------
                                                      1993         1994          1995          1995          1996
                                                   ----------   -----------   -----------   -----------   -----------
                                                                                            (UNAUDITED)
Cash flows from operating activities:
  Net earnings...................................  $3,659,902   $ 2,008,535   $ 4,585,888   $ 1,818,461   $15,260,515
    Adjustments to reconcile net earnings to net
      cash provided by (used in) operating
      activities:
      Provision for loan losses..................     589,559       169,867        99,761            --        49,882
      Depreciation and amortization..............     169,977       277,956       564,310       149,396       327,263
      Mortgage servicing rights, net of
         amortization............................   2,213,645     1,069,652    (1,409,683)     (326,641)   (2,842,929)
      Deferred origination fees..................    (468,627)      220,794        55,329      (268,809)   (1,515,865)

      Interest only and residual certificates....          --    (4,159,550)  (16,750,157)   (3,770,621)  (18,062,704)
      Unrealized gain (loss) on interest only and
         residual certificates...................          --    (1,150,000)   (1,045,841)           --       138,823
    Changes in operating assets and liabilities:
      Increase in accounts receivable, net.......  (2,227,142)   (2,365,992)   (1,136,618)     (571,144)     (661,554)
      (Increase)/decrease in accrued interest and
         late charges receivable.................  (3,030,509)   (1,783,978)   (3,225,276)     (454,316)      208,299
      (Increase)/decrease in loans held for
         sale....................................   5,255,064    (7,447,873)  (15,021,532)   (9,575,017)   (1,584,529)
      (Increase)/decrease in cash held for
         advance payments........................     713,895       141,478       166,924       (56,750)      413,768
      (Increase)/decrease in real estate owned...    (613,694)      650,121       448,839       167,453        35,000
      (Increase)/decrease in prepaid and other
         assets..................................  (1,850,773)      110,509     1,637,065     1,123,655      (311,703)
      Decrease in due from stockholders..........     165,000       165,000     2,165,000            --       990,000
      Increase/(decrease) in accounts payable and
         accrued expenses........................   1,395,041      (354,737)    1,901,895     3,479 886       404,813
      Increase/(decrease) in investor payable....   3,728,321     2,403,676     3,181,005      (289,053)   (1,675,975)
      Increase in interest payable on investor
         loans...................................          --            --            --       237,388     1,002,628
      Increase/(decrease) in advance payment by
         borrowers for taxes and insurance.......    (919,785)     (115,629)     (119,683)       60,780      (351,044)
                                                   ----------   -----------   -----------   -----------   -----------
Net cash provided by (used in) operating
  activities.....................................   8,779,874   (10,160,171)  (23,902,774)   (8,275,332)   (8,175,312)
                                                   ----------   -----------   -----------   -----------   -----------
Cash flows from investing activities:
  Payment for purchase of equipment..............     (63,585)     (917,512)   (1,207,560)     (664,132)     (841,565)
                                                   ----------   -----------   -----------   -----------   -----------
Cash flows from financing activities:
  Proceeds from/(repayments) of warehouse
    financing and other borrowings net...........  (6,062,098)   15,710,632    30,265,588     8,285,037       495,200
  Increase/(decrease) in bank payable, net.......    (240,095)      (11,954)    4,125,325     2,687,074     1,423,472
  Distributions..................................  (1,193,993)   (2,195,056)   (2,916,487)   (2,556,487)     (360,000)
  Payments (made to) received from affiliates....     357,052       (43,366)      913,870     1,159,914            --
                                                   ----------   -----------   -----------   -----------   -----------
Net cash provided by (used in) financing
  activities.....................................  (7,139,134)   13,460,256    32,388,296     9,575,538     1,558,672
                                                   ----------   -----------   -----------   -----------   -----------
Net increase/(decrease) in cash..................   1,577,155     2,382,573     7,277,962       636,074    (7,458,205)
Cash at beginning of year........................   5,397,445     6,974,600     9,357,173     9,357,173    16,635,135
                                                   ----------   -----------   -----------   -----------   -----------
Cash at end of year..............................  $6,974,600   $ 9,357,173   $16,635,135   $ 9,993,247   $ 9,176,930
                                                   ----------   -----------   -----------   -----------   -----------
                                                   ----------   -----------   -----------   -----------   -----------


                See accompanying notes to financial statements.

                           DELTA FUNDING CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1993, 1994, 1995 AND
              SIX MONTHS ENDED JUNE 30, 1995 (UNAUDITED) AND 1996

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


  (a) Organization

     Delta Funding Corporation (the 'Company') was organized on January 8, 1982 for the purpose of originating, selling, servicing and investing in residential first and second mortgages.

  (b) Origination Fees

     The Company accounts for origination fee income on mortgages held for sale in conformity with Statement of Financial Accounting Standards (SFAS) No. 91. This Statement requires that origination fees be offset by their direct loan costs and the net deferred fees be recognized over the life of the loan or upon sale of the loan, if earlier.

  (c) Loans held for sale

     Loans held for sale are carried at the lower of cost or market, determined on a net aggregate basis. Adjustments to market are made by charges or credits to income.

  (d) Income Taxes

     The Company has elected for both Federal and state income tax purposes to be treated as an S Corporation (effective July l, 1985). Consequently, the net earnings of the Company are taxed directly to the stockholders, rather than the Company.

  (e) Sale of Mortgage Loans

     The Company sells whole loans with servicing retained. Gains or losses on such sales are recognized at the time of sale and are determined by the differences between net sales proceeds and the unpaid principal balance of the loans sold adjusted for the present value of any yield differential.

  (f) Securitization


     The Company sells pools of loans on a servicing retained basis. Gains or losses are determined at the time of sale between the net sales proceeds and the present value of the future stream of servicing fees, adjusted for estimated losses and prepayments. The Company continues to service these loans for a normal servicing fee.


     Included in the gain on sale of loans is gain on securitization representing the fair value of the interest-only and residual certificates received by the Company. Fair value of these certificates is determined based on various economic factors, including loan types, sizes, interest rates, dates of origination, terms and geographic locations. The Company also uses other available information such as reports on prepayment rates, collateral value, discount rates, economic forecasts and historical default and prepayment rates of the portfolio under review. The Company reviews these factors and, if necessary, adjusts the remaining assets to the fair value of the interest-only and residual certificates.

  (g) Real Estate Acquired Through Foreclosure

     Properties acquired through foreclosure or a deed in lieu of foreclosure are recorded at the lower of the unpaid loan balance, or fair value, at the date of acquisition. The carrying value of the individual properties is subsequently adjusted to the extent it exceeds estimated fair value less costs to sell, at which time a provision for losses on such real estate is charged to operations.

  (h) Equipment

     Equipment, including leasehold improvements, is stated at cost, less accumulated depreciation and amortization. Depreciation of equipment is computed using the straight-line or accelerated method over the estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the terms of the lease or the estimated useful lives of the improvements. Expenditures for betterments and major renewals are capitalized and ordinary maintenance and repairs are charged to operations as incurred.

                           DELTA FUNDING CORPORATION
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

                       DECEMBER 31, 1993, 1994, 1995 AND
              SIX MONTHS ENDED JUNE 30, 1995 (UNAUDITED) AND 1996


(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  (i) Interest-Only and Residual Certificates



     Interest-only and residual certificates are carried at fair value in accordance with SFAS No. 115, 'Accounting for Certain Investments in Debt and Equity Securities.' Unrealized gains and losses are included in the statement of operations, under the caption Interest.


  (j) Mortgage Servicing Rights


     Effective January 1, 1995 the Company adopted Financial Accounting Standards Board Statement No. 122, 'Accounting for Mortgage Servicing Rights'. The Statement amends Statement No. 65 to require that a mortgage banking enterprise recognize as a separate asset the rights to service mortgage loans for others, however those servicing rights are acquired. The Statement requires the assessment of capitalized mortgage servicing rights for impairment to be based on the current fair value of those rights. Mortgage servicing rights are amortized in proportion to and over the period of the estimated net servicing income.


  (k) Fair Value of Financial Instruments


     Statement of Financial Accounting Standards No. 107, 'Disclosure About Fair Value of Financial Instruments' (SFAS 107) requires the Company to disclose the fair value of financial instruments for which is practicable to estimate fair value. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation and is best evidenced by a quoted market price. Other than interest-only and residual certificates, substantially all the Company's assets and liabilities deemed to be financial instruments are carried at cost, which approximates their fair value.


  (l) Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  (m) Servicing Income


     Servicing income includes servicing fees, prepayment penalties and late payment charges earned for servicing mortgage loans owned by investors. All fees and charges are primarily recognized into income when collected.


(2) UNAUDITED INFORMATION


     The unaudited financial statements and related notes as of June 30, 1995 and for the six-month period ended June 30, 1995 reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the statements of operations, cash flows and balance sheets as of and for the periods presented. These unaudited financial statements should be read in conjunction with the audited financial statements and related notes thereto. The results for the interim period presented are not necessarily indicative of results to be expected for the full year.


(3) LOANS HELD FOR SALE

     The Company owns first and second mortgages with a weighted average interest rate of 12%. These mortgages are being held as inventory for future sale at the lower of cost or market. Certain of these mortgages are pledged as collateral for a portion of the warehouse financing and other borrowings.

     Included in loans held for sale are deferred origination fees and purchase premiums in the amount of $2,339,684, $1,013,658, $952,419 and an allowance for loan losses of $799,882, $750,000, $700,000, as of June 30, 1996 and December
31, 1995 and 1994, respectively.

                           DELTA FUNDING CORPORATION
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

                       DECEMBER 31, 1993, 1994, 1995 AND
              SIX MONTHS ENDED JUNE 30, 1995 (UNAUDITED) AND 1996


(3) LOANS HELD FOR SALE--(CONTINUED)
     Mortgages are payable in monthly installments of principal and interest and have due dates varying from five to thirty years.

     The changes in the allowance for loan losses are as follows:


                                                      SIX MONTHS ENDED         YEAR ENDED
                                                          JUNE 30,            DECEMBER 31,
                                                      ----------------    --------------------
                                                            1996            1995        1994
                                                      ----------------    --------    --------
Balance at beginning of year.......................       $750,000         700,000     650,000
Provisions.........................................         49,882          99,761     169,867
Charge-offs........................................             --         (49,761)   (119,867)
                                                      ----------------    --------    --------
Balance at end of year.............................       $799,882        $750,000    $700,000
                                                      ----------------    --------    --------
                                                      ----------------    --------    --------


     The Company transferred $0, $122,261 and $521,831 of loans held for sale to real estate owned for the six-months ended June 30, 1996 and the years ended December 31, 1995 and 1994, respectively.

(4) ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following:



                                                        JUNE 30,           DECEMBER 31,
                                                       ----------    ------------------------
                                                          1996          1995          1994
                                                       ----------    ----------    ----------
Securitization......................................   $4,159,289    $3,168,100    $3,156,304
Escrow receivable...................................      657,085       662,572       575,802
Insurance premiums..................................    1,087,285     1,003,285       769,149
Other...............................................    1,603,842     2,011,990     1,208,074
                                                       ----------    ----------    ----------
                                                       $7,507,501    $6,845,947    $5,709,329
                                                       ----------    ----------    ----------
                                                       ----------    ----------    ----------


(5) WAREHOUSE FINANCING AND OTHER BORROWINGS


     The Company has a warehouse line of credit in the amount of $100,000,000. The line is collateralized by specific mortgage receivables, which are equal to the outstanding balance under the lines at any point in time. The interest rate is 1% above the London Interbank Offered Rate ('LIBOR') and the line expires December 31, 1996. At June 30, 1996 and December 31, 1995, the Company had $48,880,615 and $30,132,844 outstanding under this agreement, respectively.



     The Company had a second warehouse line of credit in the aggregate amount of $45,000,000. The line was collateralized by specific mortgage receivables, which were equal to or greater than the outstanding balances under the line at any point in time. The interest rate was 2% above LIBOR. At December 31, 1995, the Company had $30,498,168 outstanding. In May 1996 the Company extinguished this line of credit at a discount. An extraordinary gain of $3,167,828 was recorded in connection with this extinguishment of debt.



     During 1996, the Company opened a new warehouse facility in the amount of $50,000,000. The line, which bears interest at a variable rate based on LIBOR, is collateralized by specific mortgage receivables which are equal to the amount outstanding on the line at any time. The line had $2,196,124 outstanding on June 30, 1996. On August 13, 1996, the amount available under this facility was increased to $150,000,000.



     The Company has lines of credit in the aggregate amount of $5,500,000, with separate banks. The individual lines available, and their interest rates, are as follows: $2,500,000 at 1/2% above prime, $1,000,000 at 2.9% above the 30-day dealer commercial paper rate, $2,000,000 at 1% over the Bank's prime lending rate. At June 30, 1996 and December 31, 1995, the Company had $2,500,000, $995,378 and $683,210, and $2,500,000, $981,843, and $879,710 drawn down from these sources, respectively.

                           DELTA FUNDING CORPORATION
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

                       DECEMBER 31, 1993, 1994, 1995 AND
              SIX MONTHS ENDED JUNE 30, 1995 (UNAUDITED) AND 1996


(5) WAREHOUSE FINANCING AND OTHER BORROWINGS--(CONTINUED)

     At June 30, 1996 and December 31, 1995 the Company had $1,956,705 and $1,586,935, respectively, outstanding from two leasing companies for financing of capitalized assets.


     The Company has obtained financing facilities for interest-only and residual certificates acquired as part of the 1992-1, 1994-2, 1995-1, 1995-2 and 1996-1 securitizations. As of June 30, 1996 and December 31, 1995, the aggregate outstanding balance on each of these facilities was $26,039,400 and $16,176,732, respectively. These facilities have variable interest rates and mature between October 1997 and June 1999.

(6) BANK PAYABLE

     In order to maximize its cash management practices, the Company has instituted a procedure whereby checks written against its operating account are covered as they are presented to the bank for payment, either by drawing down its lines of credit or from subsequent deposits of operating cash.

(7) INVESTOR PAYABLE


     Investor payable represent the collection of mortgage payments by the Company, from mortgagors, which were remitted to investors subsequent to period end.


(8) CAPITALIZED MORTGAGE SERVICING RIGHTS

     The Company sells mortgage loans to generate servicing income and provide funds for additional investment and lending activities. The Company previously accounted for the sale of mortgage loans in conformity with Statement of Financial Accounting Standards No. 65, 'Accounting for Certain Mortgage Banking Activities.' This Statement requires that the gain on sale be recognized at the time of sale, using the present value of the future cash flows of the difference between the servicing fee to be received and a normal servicing fee. The cash flow has been computed over the average estimated life of the mortgages, adjusted for prepayments and recorded as capitalized mortgage servicing rights. Periodically, the Company adjusts the balance of the asset, if necessary, based on the difference between the original estimate and actual loan prepayments.



     Effective January 1, 1995, the Company adopted Financial Standards Board Statement No. 122, 'Accounting for Mortgage Servicing Rights'. This statement prospectively changed the methodology for capitalized mortgage servicing rights and the methodology used to measure impairment of its capitalized mortgage servicing rights asset. The Company measures the asset's impairment on a disaggregate basis based on the predominant risk characteristic of the portfolio and discounted the asset's estimated future cash flow using a current market rate. The Company has determined the predominant risk characteristics to be prepayment risk and interest rate risk. The fair value of the existing mortgage servicing rights as of June 30, 1996 and December 31, 1995 approximated its book value and did not require a valuation allowance to be established. To determine the fair value of mortgage servicing rights, the Company estimates the expected future net servicing revenue based on common industry assumptions, as well as on the Company's historical experience.



(9) INTEREST-ONLY AND RESIDUAL CERTIFICATES



     The interests that the Company receives upon the sales through securitizations are in the form of interest-only and residual mortgage securities which are classified as interest-only and residual certificates.



     In accordance with SFAS No. 115, the Company classifies the interest-only and residual certificates as 'trading securities' and, as such, they are recorded at their fair value. Fair value of these certificates has been determined by the Company based on various economic factors, including loan type, sizes, interest rates, dates of origination, terms and geographic locations. The Company also uses other available information such as reports on prepayment rates, interest rates, collateral value, economic forecasts and historical default and prepayment rates of the portfolio under review. If the fair value of the interest-only and residual certificates is different from the recorded value, the unrealized gain or loss will be reflected on the statement of operations.

                           DELTA FUNDING CORPORATION
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

                       DECEMBER 31, 1993, 1994, 1995 AND
              SIX MONTHS ENDED JUNE 30, 1995 (UNAUDITED) AND 1996



(9) INTEREST-ONLY AND RESIDUAL CERTIFICATES--(CONTINUED)



     In conjunction with loans sold through these securitization vehicles, the Company recorded interest-only and residual certificates totaling $43.2 million which represents their fair market value at June 30, 1996.



     Although the Company believes it has made reasonable estimates of the fair value of the interest-only and residual certificates likely to be realized, the rate of prepayments and the amount of defaults utilized by the Company are estimates and actual experience may vary from its estimate. The gain on securitization recognized by the Company upon the sale of loans through securitizations will have been overstated if prepayments or losses are greater than anticipated. Higher than anticipated rates of loan prepayments or losses would require the Company to write down the fair value of the interest-only and residual certificates, adversely impacting earnings. Similarly, if delinquencies, liquidations or interest rates were to be greater than was initially assumed, the fair value of the interest-only and residual certificates would be negatively impacted which would have an adverse effect on income for the period in which such events occurred. Should the estimated loan life assumed for this purpose be shorter than the actual life, the amount of cash actually received over the lives of the loans would exceed the gain previously recognized at the time the loans were sold through securitizations and would result in additional income.



     The activity in the interest-only and residual certificates is summarized as follows:



                                               SIX MONTHS ENDED                       YEAR ENDED
                                                   JUNE 30,                          DECEMBER 31,
                                          --------------------------    ---------------------------------------
                                             1995           1996           1995           1994          1993
                                          -----------    -----------    -----------    ----------    ----------
Balance, beginning of year.............   $ 7,513,550    $25,309,548    $ 7,513,550    $2,204,000    $2,204,000
Additions..............................     3,770,621     18,062,704     16,750,157     4,159,550            --
Unrealized gain/loss...................            --       (138,823)     1,045,841     1,150,000            --
                                          -----------    -----------    -----------    ----------    ----------
Balance, end of year...................   $11,284,171    $43,233,429    $25,309,548    $7,513,550    $2,204,000



(10) HEDGING TRANSACTIONS


     The Company regularly securitizes and sells fixed-rate mortgage loans. To offset the effects of interest rate fluctuations on the value of its fixed-rate loans held for sale, the Company in certain cases will hedge its interest rate risk related to loans held for sale by selling U.S. Treasury securities short or in the forward market. The Company classifies these sales as hedges of specific loans held for sale. The gains or losses derived from these sales are deferred and recognized as an adjustment to gains on sales of loans when the loans are sold or securitized.

     As of December 31, 1994 and 1995, the Company had no open hedge positions. As of June 30, 1996, the Company had an open hedge position of $(102,573). The Company included gains (losses) of $0, $137,871, $(1,721,860) and $614,024 on the short sale of U.S. Treasury securities as part of gains on sale of loans in 1993, 1994, 1995 and 1996, respectively.


(11) RELATED PARTY TRANSACTIONS



     The Company had notes due from stockholders in the amounts of $990,000 and $3,155,000 at December 31, 1995 and 1994, respectively. These notes were repaid during 1995 and 1996.



(12) EMPLOYEE PROFIT SHARING PLAN



     The Company has an employee profit sharing plan covering all eligible employees, as defined, with at least 30 months of service. The Company contributed $100,000, $120,000, $90,000 and $120,000 to the plan for the six month period ended June 30, 1996 and for the years ended December 31, 1995, 1994 and 1993, respectively.

                           DELTA FUNDING CORPORATION
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

                       DECEMBER 31, 1993, 1994, 1995 AND
              SIX MONTHS ENDED JUNE 30, 1995 (UNAUDITED) AND 1996



(13) COMMITMENTS AND CONTINGENCIES


     The Company has repurchase agreements with a few of the institutions that have purchased mortgages. Currently, some of the agreements provide for the repurchase by the Company of any of the mortgage loans that go to actual foreclosure sale. At the foreclosure sale, the Company will repurchase the mortgage, if necessary, and make the institution whole. The dollar amount of the Company's exposure is approximately $23 million at June 30, 1996.



     The Company previously subleased its Woodbury offices from an affiliated company. On August 2, 1996, the lease was assigned to the Company. This lease provides for rent to be paid on a month-to-month basis. Rental expense, net of sublease income, for the six months ended June 30, 1996 and the years ended December 31, 1995 and 1994 amounted to $353,260, $476,674 and $382,704, respectively.


     In the normal course of business, the Company is subject to various legal proceedings and claims, the resolution of which, in management's opinion, will not have a material adverse effect on the financial position or the results of operations of the Company.


(14) SUPPLEMENTAL CASH FLOW INFORMATION



     The Company paid $5,897,720, $7,659,000, $3,796,047 and $2,499,623 for interest during the six-months ended June 30, 1996 and the years ended December 31, 1995, 1994 and 1993, respectively.



     Interest-only and residual certificates generated from the Company's loan securitizations for the six months ended June 30, 1996, and for the years ended December 31, 1995 and 1994 are $18,062,704, $16,750,157 and $4,159,550,
respectively.



(15) SUBSEQUENT EVENT



     The stockholders of Delta Funding Corporation intend to exchange all of their outstanding shares of common stock of Delta Funding Corporation for 10,653,000 shares of Delta Financial Corporation, a newly formed Delaware corporation. Following the exchange of shares, Delta Financial Corporation is contemplating an initial public offering of 4,000,000 shares of its Common Stock.



(16) UNAUDITED PRO FORMA INFORMATION



     The pro forma financial information has been presented to show what the significant effects on the historical financial position might have been had the distribution of Distribution Notes and the revocation of the Company's S corporation status occurred as of June 30, 1996, in contemplation of the Exchange of shares described in note 15 and to show what the significant effects on the historical results of operations might have been had the Company not been treated as an S corporation for income tax purposes as of the beginning of the earliest period presented.



     Pro Forma Net Income and Pro Forma Balance Sheet--Pro forma net income represents the results of operations adjusted to reflect a Company's income tax status for an S corporation to a C corporation, using a pro forma income tax rate of 43%. The pro forma balance represents the balance sheet as of June 30, 1996 adjusted to give effect to (i) S corporation Distribution Notes with a total principal amount of $23,400,000, and (ii) the establishment of $2,930,485 of deferred tax liabilities that would have been recorded had the Company's S corporation status been revoked as of June 30, 1996. The amount of liability to be recorded will be dependent upon temporary differences between tax and book accounting relating principally to recognition of gains on sale of mortgage loans existing at the date of revocation of the Company's S corporation status. The principal components of the Company's net deferred tax liabilities relate to recognition of gains on sale of mortgage loans.

                           DELTA FUNDING CORPORATION

                       DECEMBER 31, 1993, 1994, 1995 AND
              SIX MONTHS ENDED JUNE 30, 1995 (UNAUDITED) AND 1996



(16) UNAUDITED PRO FORMA INFORMATION--(CONTINUED)


     Pro forma net income per share has been computed by dividing pro forma net income by the 10,653,000 of shares of Common Stock of Delta Financial Corporation received in exchange for the Company's shares, and the effect of the assumed issuance (at an assumed price of $15.50 per share) of 1,509,677 shares of Common Stock to generate sufficient cash to pay an S corporation distribution in the amount of $23,400,000.



     The accompanying pro forma balance sheet at June 30, 1996 does not reflect the sale of shares in the initial public offering, nor the amount relating to an additional contingent S corporation distribution of up to $8,649,000, which would be paid out of the net proceeds of the sale of the over-allotment shares.

            ------------------------------------------------------
            ------------------------------------------------------

     NO DEALER, SALES REPRESENTATIVE, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS


                                                  PAGE
                                                  ----
Prospectus Summary.............................     3
Summary Financial Information..................     6
Risk Factors...................................     8
Reorganization and Termination of S Corporation
  Status.......................................    16
Use of Proceeds................................    17
Capitalization.................................    18
Dividend Policy................................    19
Dilution.......................................    19
Selected Financial Data........................    20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................    23
Business.......................................    33
Management.....................................    48
Certain Relationships and Related Party
  Transactions.................................    53
Principal Stockholders.........................    55
Description of Capital Stock...................    56
Shares Eligible for Future Sale................    59
Underwriting...................................    60
Legal Matters..................................    61
Experts........................................    61
Additional Information.........................    62
Reports to Stockholders........................    62
Index to Consolidated Financial Statements.....   F-1



                            ------------------------

     UNTIL            , 1996 (25 DAYS AFTER THE DATE
OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                4,000,000 SHARES
                                DELTA FINANCIAL
                                  CORPORATION
                                    [LOGO]
                                  COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                           NATWEST SECURITIES LIMITED
                        PRUDENTIAL SECURITIES INCORPORATED
                               PIPER JAFFRAY INC.

                                           , 1996
            ------------------------------------------------------
            ------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The Registrant estimates that expenses payable by it in connection with the offering described in this registration statement (other than the underwriting discount and commissions) will be as follows:


SEC registration fee..............................................................   $ 25,379
Legal fees and expenses...........................................................    325,000
Accounting fees and expenses......................................................    100,000
Printing and engraving............................................................    140,000
NYSE listing application fee......................................................    151,100
Blue sky qualification fees and expenses..........................................     35,000
NASD Fee..........................................................................      7,860
Transfer Agent's Fees.............................................................      3,000
Miscellaneous.....................................................................     12,761
                                                                                     --------
  Total...........................................................................   $800,000
                                                                                     --------
                                                                                     --------




ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     The Registrant's Certificate of Incorporation eliminates, to the fullest extent permitted by the Law of the State of Delaware, personal liability of directors to the Registrant and its stockholders for monetary damages for breach of fiduciary duty as directors.

     Section 145(a) of the Delaware General Corporation Law ('DGCL') provides in relevant part that 'a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.' With respect to derivative actions, Section 145(b) of the DGCL provides in relevant part that '[a] corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor... [by reason of his service in one of the capacities specified in the preceding sentence] against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement or such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.'

     Article NINTH of the Company's Certificate of Incorporation, provides:

     'To the full extent permitted by the Delaware General Corporation Law or any other applicable law currently or hereafter in effect, no Director of the Company will be personally liable to the Company or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a Director of the Company. Any repeal or modification of this Article Ninth will not adversely affect any right or protection of a Director of the Company existing prior to such repeal or modification.'

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:


 1*       --   Form of Underwriting Agreement
 3.1**    --   Certificate of Incorporation of the Registrant
 3.2**    --   Bylaws of the Registrant
 4*       --   Specimen of Certificate for Common Stock
 5+       --   Opinion of Stroock & Stroock & Lavan
10.1*     --   Employment Agreement dated as of October 1, 1996 between the Registrant and Sidney A. Miller
10.2*     --   Employment Agreement dated as of October 1, 1996 between the Registrant and Hugh I. Miller
10.3*     --   Employment Agreement dated as of October 1, 1996 between the Registrant and Christopher Donnelly
10.4*     --   Employment Agreement dated as of October 1, 1996 between the Registrant and Randall F. Michaels
10.5*     --   Lease Agreement between the Delta Funding Corporation and the Tilles Investment Company
10.6*     --   Form of 1996 Stock Option Plan
10.7*     --   Form of Contribution Agreement by and among the Registrant and each of Sidney A. Miller, Hugh I.
               Miller, the Sidney A. Miller Grantor Retained Annuity Trust and the Rona V. Miller Grantor Retained
               Annuity Trust.
10.8*     --   Form of Tax Indemnification Agreement by and among the Registrant and each of Sidney A. Miller, Hugh
               I. Miller, the Sidney A. Miller Grantor Retained Annuity Trust and the Rona V. Miller Grantor Retained
               Annuity Trust.
10.9*     --   Promissory Note dated as of October 4, 1996 by and among the Registrant and each of Sidney A. Miller,
               Hugh I. Miller, the Sidney A. Miller Grantor Retained Annuity Trust and the Rona V. Miller Grantor
               Retained Annuity Trust.
21+       --   Subsidiaries of the Registrant
23.1*     --   Consent of KPMG Peat Marwick LLP.
23.2+     --   Consent of Stroock & Stroock & Lavan (contained in 5.1)
99.1*     --   Consent of Martin D. Payson as a Proposed Director
99.1*     --   Consent of Arnold B. Pollard as a Proposed Director


------------------

 * Filed herewith.


** Previously filed.


 + To be filed by amendment.


ITEM 17. UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities

         Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     (c) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of New York on the 9th day of October, 1996.



                                          DELTA FINANCIAL CORPORATION

                                          By: ________/s/ HUGH I. MILLER________
                                                       Hugh I. Miller
                                                 President, Chief Executive
                                                    Officer and Director


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following person in the capacities and on the dates indicated.



                SIGNATURE                              CAPACITY IN WHICH SIGNED                    DATE
------------------------------------------  ----------------------------------------------   -----------------

                    *                       Chairman of the Board of Directors                 October 9, 1996
------------------------------------------
             Sidney A. Miller

            /s/ HUGH I. MILLER              Chief Executive Officer, President and             October 9, 1996
------------------------------------------  Director
              Hugh I. Miller                (Principal Executive Officer)

                    *                       Senior Vice President and Director                 October 9, 1996
------------------------------------------
              Richard Blass

                    *                       Chief Financial Officer, Treasurer and             October 9, 1996
------------------------------------------  Secretary
                Irwin Fein                  (Principal Accounting Officer)

          *By /s/ HUGH I. MILLER
              Hugh I. Miller
             Attorney-in-Fact

                                 EXHIBIT INDEX


 EXHIBIT                                                                                                    SEQUENTIAL
  NUMBER     DESCRIPTION                                                                                     PAGE NO.

----------   --------------------------------------------------------------------------------------------   -----------
    1.1*      --   Form of Underwriting Agreement........................................................
    3.1**     --   Certificate of Incorporation of the Registrant........................................
    3.2**     --   By-laws of the Registrant.............................................................
    4.1*      --   Specimen of Certificate for Common Stock..............................................
    5.1+      --   Opinion of Stroock & Stroock & Lavan..................................................
   10.1*      --   Employment Agreement dated as of October 1, 1996 between the Registrant and Sidney A.
                   Miller................................................................................
   10.2*      --   Employment Agreement dated as of October 1, 1996 between the Registrant and Hugh I.
                   Miller................................................................................
   10.3*      --   Employment Agreement dated as of October 1, 1996 between the Registrant and
                   Christopher Donnelly..................................................................
   10.4*      --   Employment Agreement dated as of October 1, 1996 between the Registrant and Randall F.
                   Michaels..............................................................................
   10.5*      --   Lease Agreement between the Delta Funding Corporation and the Tilles Investment
                   Company...............................................................................
   10.6*      --   Form of 1996 Stock Option Plan........................................................
   10.7*      --   Form of Contribution Agreement by and among the Registrant and each of Sidney A.
                   Miller, Hugh I. Miller, the Sidney A. Miller Grantor Retained Annuity Trust and the
                   Rona V. Miller Grantor Retained Annuity Trust.
   10.8*      --   Form of Tax Indemnification Agreement by and among the Registrant and each of Sidney
                   A. Miller, Hugh I. Miller, the Sidney A. Miller Grantor Retained Annuity Trust and the
                   Rona V. Miller Grantor Retained Annuity Trust.........................................
   10.9*      --   Promissory Note dated as of October 4, 1996 by and among the Registrant and each of
                   Sidney A. Miller, Hugh I. Miller, the Sidney A. Miller Grantor Retained Annuity Trust
                   and the Rona V. Miller Grantor Retained Annuity Trust.................................
   21.1+      --   Subsidiaries of the Registrant........................................................
   23.1*      --   Consent of KPMG Peat Marwick LLP......................................................
   23.2+      --   Consent of Stroock & Stroock & Lavan (contained in 5.1)...............................
   99.1*      --   Consent of Martin D. Payson as a Proposed Director....................................
   99.2*      --   Consent of Arnold B. Pollard as a Proposed Director...................................


------------------
*   Filed herewith


**  Previously filed



+  To be filed by amendment